UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 18, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):           )
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):           )
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By: /s/ Stuart Mackenzie

Name Stuart MacKenzie
Title:   Group Secretary
Date: February 18, 2010

2009 ANNUAL FINANCIAL REPORT
AND APPENDIX 4E

LIHIR GOLD LIMITED
ARBN 069 803 998
Incorporated in Papua New Guinea
Annual Financial Report — 31 December 2009
TABLE OF CONTENTS

ASX Appendix 4E	1
Directors’ Report	3
Statements of Comprehensive Income	18
Statements of Financial Position	20
Statements of Changes in Equity	22
Statements of Cash Flows	24
Notes to and Forming Part of the Financial Statements	25
Directors’ Declaration	97
Independent Auditor’s Report to the Members	98
Further Information	101

LIHIR GOLD LIMITED AND CONTROLLED ENTITIES
ASX APPENDIX 4E
FOR THE FULL-YEAR ENDED 31 DECEMBER 2009
RESULTS FOR ANNOUNCEMENT TO THE MARKET

Current reporting period:	12 months ended 31 December 2009
Previous corresponding reporting period:	12 months ended 31 December 2008
(All comparisons to full year ended 31 December 2008)

	31 December 2009
	US$M
Revenue from ordinary activities	up	45%	from	748.6	to	1,087.4
Operating profit before other income/expenses and tax	up	55%	from	266.4	to	412.9
Mine earnings before interest, tax depreciation and amortisation (“Mine EBITDA”) (1)	up	63%	From	389.1	to	634.2
Net profit after tax and before non-cash hedging losses and non-recurring items attributable to members of the parent entity (“underlying profit”) (2)	up	57%	from	184.1	to	289.5
Profit / (loss) from ordinary activities after tax attributable to members	down	311%	from	111.0	to	(234.0)
Net profit / (loss) for the period attributable to members	down	311%	from	111.0	to	(234.0)
DIVIDENDS
On 30 November 2009 the Company paid an interim dividend of 1.5 cents per ordinary share to all shareholders registered at the close of business on 9 November 2009.
A further dividend was declared by the Company of 1.5 cents per share to ordinary share holders registered at the close of business on 25 February 2010. Papua New Guinea dividend withholding tax of 10% will be payable by the Company on this dividend.

(1)	Mine EBITDA is revenue less cost of sales (excluding depreciation and amortisation).

(2)	Underlying profit is profit after tax before non-cash hedging losses and non-recurring items including discontinuing operations and associated de-recognition of tax losses.

REVIEW OF RESULTS
Refer to the attached Directors report, Review of results and operations and the Financial Results release.
OTHER INFORMATION REQUIRED BY LISTING RULE 4.3A

	31 December 2009	31 December 2008(1)
Net tangible assets per share (cents)	109	102
AUDIT REPORT
The audit report issued in relation to the 2009 full Financial Report is attached.

(1)	Restated (refer note 36)
Given to ASX under Listing Rule 4.3A
This report should be read in conjunction with the 2009 Fourth Quarter Production Report released on 22 January 2010. Dollar figures refer to US dollars. Unless otherwise stated, percentage changes refer to the 12 months to December 2009 compared with the 12 months to December 2008.
18 February 2010

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
DIRECTORS’ REPORT
The directors present their report on the consolidated entity (the “Consolidated Entity”) consisting of Lihir Gold Limited (the “Company”) and the entities it controlled at the end of, or during, the financial year ended 31 December 2009. All amounts are US dollars unless stated otherwise.
THE BOARD OF DIRECTORS
The names of the Directors in office during the year and still in office at the date of this report are:
Dr Ross Garnaut (Chairman)
Mr Bruce Brook (Non-Executive Director)
Dr Peter Cassidy (Non-Executive Director)
Dr Michael Etheridge (Non-Executive Director)
Lady Winifred Kamit (Non-Executive Director)
Mr Geoff Loudon (Non-Executive Director)
Mr Alister Maitland (Non-Executive Director)
Each was a director during the whole of the year. Mr Arthur Hood was Managing Director and Chief Executive Officer for all of 2009, resigning on 17 January 2010.
Details of each current director’s qualifications, experience and special responsibilities are set out in the Annual Report. A statement of director’s independence is included in the Corporate Governance Statement in the Annual Report.
BOARD AND COMMITTEE MEETINGS
The number of board and committee meetings attended by each of the directors who held office during the financial year are:

							SUSTAINABLE		REMUNERATION		SAFETY &
	BOARD				AUDIT		DEVELOPMENT		& NOMINATION		TECHNICAL
	MEETINGS		AD HOC(1)		COMMITTEE(3)		COMMITTEE(3)		COMMITTEE		COMMITTEE
	ELIGIBLE		ELIGIBLE		ELIGIBLE		ELIGIBLE		ELIGIBLE		ELIGIBLE
	TO		TO		TO		TO		TO		TO
DIRECTOR	ATTEND	ATTENDED	ATTEND	ATTENDED	ATTEND	ATTENDED	ATTEND	ATTENDED	ATTEND	ATTENDED	ATTEND	ATTENDED

Ross Garnaut	14	14	7	6	6	6	4	4	5	5	—	—
Arthur Hood (2)	14	14	9	8	—	—	—	—	—	—	—	—
Bruce Brook	14	14	5	5	6	6	—	—	—	—	—	—
Peter Cassidy	14	14	5	5	—	—	—	—	5	5	5	5
Michael Etheridge	14	14	—	—	—	—	—	—	—	—	5	5
Winifred Kamit	14	12	—	—	—	—	4	4	5	5	—	—
Geoff Loudon	14	12	—	—	—	—	4	3	—	—	5	5
Alister Maitland	14	12	4	4	6	6	—	—	—	—	—	—

(1)	During the year ad hoc committees were established in relation to capital raisings, the Ballarat sale process, the November 2009 dividend payment and various special projects.

(2)	The Managing Director attended meetings of the Audit Committee, the Sustainable Development Committee and the Safety and Technical Committee under a standing invitation. Certain Audit Committee sessions are held in the absence of management (including the Managing Director).

(3)	Where appropriate, Directors who are not members of the Audit Committee, Sustainable Development Committee and Safety and Technical Committee are invited to attend, and regularly attend, meetings of these committees.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
DIRECTORS’ REPORT
DIRECTORS’ INTERESTS AND BENEFITS
The interests of the directors as at the date of this report are set out below:

		COMPANIES IN WHICH THE DIRECTOR IS	INTEREST HELD BY DIRECTOR IN
DIRECTOR	NATURE OF INTEREST	TO BE REGARDED AS INTERESTED	SHARES IN LIHIR GOLD LIMITED (1)
Ross Garnaut	Chairman	PNG Sustainable Development Program Ltd	167,148	(2)
	Director	Ok Tedi Mining Limited
	Director	Lowy Institute of International Policy Limited
	Director	Maccullochella Pty Limited
	Chairman of the Board of Trustees	International Food Policy Research Institute

Bruce Brook	Director	Snowy Hydro Limited	67,730	(3)
	Director	Boart Longyear Limited
	Member	Financial Reporting Council
	Member	Salvation Army Audit Committee
	Member	University of Melbourne Finance Committee

Peter Cassidy	Director	Minerals Metals Group	46,074	(4)
	Director	Eldorado Gold Corporation

Michael Etheridge	Chairman	ABM Resources NL.	73,501	(5)

Geoff Loudon	Chairman	L & M Group	143,840
	Chairman	L & M Petroleum Limited
	Chairman	Nautilus Minerals Inc.
	Director	Port Moresby City Mission Limited

Winifred Kamit	Director	New Britain Palm Oil Limited	2,667	(6)
	Senior Partner	Gadens Lawyers
	Director and Secretary	Gadens Administration Services Limited
	Director and Secretary	Kamchild Limited
	Director	South Pacific Post Limited
	Director	Post Courier Limited
	Director	Allied Press Limited
	Director and Secretary	Bunowen Services Limited
	Director	Steamships Trading Company Limited
	Director	Nautilus Minerals Niugini Limited
	Director	Anglicare (Stop Aids) PNG

Alister Maitland	Chairman	Folkestone Ltd	82,637	(7)
	Director	Maybank Corporation Berhad
Notes:
(1)	Since 1 April 2009, the Board adopted a policy that non-executive directors acquire LGL shares equivalent in value to 20% of their annual non-executive director fees (pre-tax) with the exception of non-executive directors that donate their fees to charity.

(2)	Held by Maccullochella Pty Ltd of which Dr Garnaut is a director and shareholder.

(3)	35,107 of which are held by Eagle’s Rest 156 Pty Limited as trustee of the Brook Family Superannuation Fund and 21,773 of which are held by Mrs G D Brook.

(4)	Held by Cassidy Waters Pty Limited as trustee for Cassidy Superannuation Fund.

(5)	Held by Tectonex Geoconsultants Pty Ltd as trustee for the Etheridge Superannuation Fund.

(6)	Held by Kamchild Limited of which Lady Kamit is a Director and shareholder.

(7)	Held by the Alister Maitland Superannuation Fund.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
DIRECTORS’ REPORT
GROUP SECRETARY
Mr. Stuart MacKenzie is the Group Secretary and is authorised by the Board under section 169(3) of the PNG Companies Act, 1997 to do anything required or authorised to be done by a company secretary under the Companies Act 1997, the Company’s constitution or any resolution of the Board.
INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS
Under its constitution, the Company has, to the extent permitted by law, agreed to indemnify all directors and officers for any:
•	liability to any person (other than the Company or a Company related to it) for any act or omission in that person’s capacity as a director or officer; and

•	costs incurred by that person in settling or defending any claim or proceeding relating to any such liability, not being criminal liability or liability in respect of a breach of the duty to act in good faith and in the best interests of the Company.
During the year, the Company has paid an insurance premium in respect of a contract insuring them individually or jointly while performing its services for the Company, and expenses relating thereto, in accordance with the Company’s constitution and the Companies Act 1997. In accordance with commercial practice, the insurance policy prohibits disclosure of the amount of the premium and the nature and amount of the liability covered. No claims were made during the year.
PRINCIPAL ACTIVITIES
The principal activities of the Company during the course of the financial year continued to be the gold production, exploration and the development of gold mining properties. No significant changes in the nature of the activities of the Company occurred during the year.
SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS
After completing a review of the Ballarat gold mine in Victoria it was concluded that despite encouraging results from ongoing exploration activities in the north of the Ballarat gold field, the project would be unlikely to achieve the scale required to fit within the LGL portfolio. LGL has received expressions of interest from a number of potential acquirers and is assessing final bids.
On 17 January 2010, The Board of Directors accepted the resignation of the company’s Chief Executive Officer Arthur Hood. Mr Hood stood down immediately and Chief Financial Officer Phil Baker was appointed as interim Chief Executive Officer pending a global search for a new chief executive. Mr Hood’s termination package includes a cash payment of A$2.3 million and 3.5 million share rights previously awarded. Mr Hood elected to retain his 2009 share rights for their three year term and to receive the cash equivalent of his pro-rata 2008 share rights. The extent to which his 2009 share rights will vest will remain subject to company performance in accordance with the terms of the shareholder-approved executive share plan. In addition, Mr Hood received a cash payment of A$1.3 million in lieu of share rights that he would have been entitled to in the current year, had his contract run its full term.
REVIEW OF RESULTS AND OPERATIONS
Record gold production and higher realised gold prices have enabled the Consolidated Entity to report a record underlying profit of $289.5 million for the 12 months to December 2009, up 57% compared with the prior year. Net loss after tax attributable to members was $234.0 million from a profit of $111.0 in the previous corresponding period.
At year end, the LGL group had three mines operating in three countries producing in excess of 1 million ounces of gold per year providing the company with diversified cash flows and strong future growth potential.
Gold production for the full year was a record 1,123,759 ounces, 27% higher than 2008, with production benefiting from a record operating performance at the Lihir mine and a full year’s contribution from the Bonikro and Mt Rawdon mines.
The 2009 production summary for the LGL Group was as follows:

2009 PRODUCTION SUMMARY (OZS)
OPERATION	FY 2009

Lihir, Papua New Guinea	853,391
Mt Rawdon, Queensland, Australia	107,780
Bonikro, Côte d’Ivoire	150,023
Ballarat, Victoria, Australia	12,565

TOTAL	1,123,759

The strong production results are due to a combination of consistent, reliable performance at the Lihir Island operation in Papua, together with the benefits now flowing from the successful Equigold transaction completed in June 2008.
At Lihir Island, production totalled 853,391ozs, up from 771,456 ozs in 2008. The combination of higher throughput rates and higher average grades translated into record production for the year, up 11% on the prior year. This strong result confirms the enhanced reliability of the Lihir Island operation following the various improvements implemented over recent years which have enabled plant throughputs to be significantly increased and made more consistent.
In Côte d’Ivoire, the Bonikro mine produced 150,023 ozs in its first full year of production. Mt Rawdon production was 107,780 ozs, was above the prior year due to increased gold grade (1.11 g/t vs 1.03 g/t in 2008) and slightly higher recovery. Together, these mines provided significant diversification benefits for the group, contributing a total of 23% of total production.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
DIRECTORS’ REPORT
The key features of the financial results were as follows:
•	Total revenue for the year rose by 45% to a record $1,087.4 million, driven by a combination of higher gold sales volume (30%) and a higher gold price (13%). Carbon credits added around $1.2 million to revenue.

•	Total cash operating cost, before depreciation and amortisation, totalled $453.2 million, up 26% on the previous year. The increase reflected higher throughput, production and sales volumes, increased fuel prices and adverse exchange rate movements. Gross cash costs per ounce fell by 6% and total cash costs by 1%.

•	Mine EBITDA improved strongly for the year, rising 63% to $634.2 million. This increase reflected the strong improvement in operational performance at the Lihir mine and a full year’s contribution from the Bonikro and Mt Rawdon operations.

•	Underlying profit was a record $289.5 million, up 57% on the previous year.

•	Net loss after tax attributable to equity holders of the Company was $234.0 million, down from a profit of $111.0 million in 2008.

•	Cash generated from operations for the year were $450.9 million.

•	An impairment charge for Ballarat of $409 million after-tax, writing down the Ballarat assets.
Discussion and analysis of the Statement of Comprehensive Income
Revenue
Sales revenue rose significantly during 2009 as a result of a 30% increase in gold sales volume, and a 12% rise in realised gold price. Total gold sales of 1,114,854 ounces include a full year’s production from Bonikro and Mt Rawdon (2008: Bonikro 3 months, Mt Rawdon 6 months). Gold sales of 15,568 ounces from Ballarat are excluded from revenue and included in the loss from discontinuing operations. Silver sales totalled $3.2 million and certified emission reduction (CER) certificates arising from geothermal power production at Lihir Island added approximately $1.2 million to sales revenue.
Cost of sales
Cost of sales of $618.8 million was up 41% on the previous year. The increase reflects higher throughput, production and sales volumes at Lihir Island, together with a full year of costs from the Bonikro and Mt Rawdon assets acquired in June 2008. Royalties, levies and production taxes increased by 44% to $25.6 million due to higher production levels and gold prices. Operating costs were impacted by continued cost pressures emerging from higher input prices and adverse currency movements.
The near doubling of depreciation and amortisation expense to $184 million (including amortisation of mineral reserves) reflects higher gold production, the reassessment of geothermal asset lives at Lihir Island, and the full year impact of Bonikro and Mt Rawdon operations.
In finalising, during 2009, the allocation of the purchase price of $762 million for the 2008 acquisition of Equigold, depreciation and amortisation averaged US$256181/oz at Mt Rawdon and US$431272/oz at Bonikro during the year.
Corporate expenses
Corporate office expenses have increased with the continued growth and expansion of the Company’s operations. The corporate office functions reflect a full year of costs associated with the expanded activities in Australia, at Lihir Island and in West Africa.
Exploration
Exploration, evaluation and pre-development expenditure totalled $37.7 million of which a total of $9.4 million was expensed and a total of $28.3 million near mine expenditure was capitalised, in accordance with the Consolidated Entity’s published accounting policy. This reflects the company’s strategic vision to invest in organic growth and included a full year’s exploration program in Côte d’Ivoire. While the main focus for drilling has been at and around the Bonikro operation, elsewhere in Côte d’Ivoire regional exploration activities continue to generate encouraging results. Across the company’s 18,000 square kilometres of exploration tenements, a total of 248,000 metres (2008: 42,000 metres since acquisition June 2008) of drilling was completed on four target areas.
Hedging loss
The acquired Equigold hedge book was closed out in June 2009 for an outlay of $37.9 million. For the period 1 January 2009 to the time of close out, a total of 30,678 ounces were delivered into the hedges at a contract price of approximately A$600/oz and brought to account as a cash hedging loss of $7.7 million in the Statement of Comprehensive Income. The Equigold hedge losses represent the cumulative difference between the prevailing spot price of gold at the time of such delivery and the spot price (A$939/oz) prevailing at the date of completing the merger with Equigold.
The close out of the Equigold hedge book followed the closure of the LGL hedge book in April 2007, in accordance with the company’s policy of not hedging gold production.
Although the LGL and Equigold hedge books have been closed out, hedge accounting requires the profit or loss on those hedge contracts to be brought to account at the original designation dates. Accordingly, the total hedging loss for the year of $118.7 million includes $111.0 million of non-cash losses. Future periods will continue to report non-cash hedging losses in line with the original designation dates of the closed hedges and these will be brought to account in the Statement of Comprehensive Income.
Other income and expenses
Included in other income is $4.0 million in insurance recoveries in respect of a prior year insurance claim for the Lihir Island operations and the gain on sale of an investment held in Rex Minerals Limited ($3.1 million).
At the Dalgaranga site, an additional $0.9 million (50.1% interest) provision has been raised to complete additional rehabilitation work. Other expenses include $16.1 million in losses on disposal of fixed assets at Lihir resulting from a comprehensive review of fixed assets conducted during the year.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
DIRECTORS’ REPORT
Financial income and expenses
Financial income increased during the year by 25% to $9.1 million. This was mainly due to the realized exchange gain on the repayment of inter-company loans originally advanced by the Consolidated Entity’s Australian companies to the Bonikro operation to fund start up and construction activities, as well as the realised gain of $2 million in relation to hedging of the A$ proceeds from the share placement in March 2009. Interest earned contributed $2.4 million.
Financial expenses increased by $4.9 million to $5.4 million, principally as a result of an increase in accretion expense in relation to the Lihir operation’s provision for rehabilitation.
Exchange differences on translation of foreign operations
The Consolidated Entity has a US presentation currency however its Australian subsidiaries have a functional currency of Australian dollars. Consequently these entities are translated into US$ at reporting date. The change in exchange rate is an unrealised foreign exchange adjustment and is reflected in the Foreign Currency Translation Reserve. The 29% strengthening in the Australian dollar at the end of 2008 to the end of 2009 resulted in a favourable $104.6 million adjustment to net assets and thus comprehensive income.
Net change in fair value of available for sale financial assets
The Consolidated Entity holdings in publicly listed share investments increased in market value during the year reflecting an unrealised gain in other comprehensive income. This was offset by the transfer of gains and losses to comprehensive income following the disposal of investments during the year.
Income tax expense
Income tax benefit for the year was $59.3 million, calculated based on continuing and discontinued operations resulting in a net effective tax rate of 20%. The effective tax rate for each of continuing and discontinuing operations is higher than the prima facie statutory rate due mainly to the inclusion of non-deductibility of mineral reserve amortisation and exploration expenses in Côte d’Ivoire, the de-recognition of deferred tax assets due to the impairment of the Ballarat operations (outlined below), and other non-deductible expenses. This is partially offset by the zero tax rate applicable for the Consolidated Entity’s Côte d’Ivoire operation that is currently utilising a five year tax holiday which commenced in October 2008. Goodwill impaired in respect of Ballarat was also not tax effected.
No cash tax was paid in 2009. As a result of the impairment of the Ballarat operation a review of the probability of recoverability of the Consolidated Entity’s Australian tax losses was conducted. Deferred tax assets of $20.3 million in respect of Australian tax losses have not been recognised for accounting purposes. The losses continue to be available for tax purposes and recoverability of Australian tax losses will continue to be assessed each balance date. At the end of 2009, LGL had carried forward tax losses resulting in deferred tax assets (measured at the applicable 30% tax rate) of $58.2 million in PNG and $40.5 million in Australia.
Discontinuing operations
The Consolidated Entity reclassified the Ballarat operation as a discontinuing operation during the year. During the year the Consolidated Entity has recognised an impairment loss in respect of the Ballarat operation of $546 million before tax. This includes an impairment charge of $31 million in respect of goodwill allocated to the Ballarat cash generating unit. The tax effect of this impairment charge is $137 million giving rise to a total impairment charge net of tax of $409 million.
Discussion and analysis of the Statement of Financial Position
The Consolidated Entity’s net assets and total shareholders’ equity increased during the year by 10% to $3.2 billion. This increase is partly attributable to the issue of equity via an institutional placement and share purchase plan ($340.9 million net of transaction costs) and movements in the hedge reserve. Exchange rate movements also favourably affected the translation of the Consolidated Entity’s net assets held by foreign subsidiaries. These increases in valuation were partly offset by the net loss after tax which included an impairment of the Ballarat assets.
Further, during the year the Company drew upon a $50.0 million five-year fixed rate interest only loan.
Discussion and analysis of the Statement of Cash Flows
Cash on hand at the end of the year totalled $473.5 million. Cash balances increased by $408.8 million during the year due mainly to proceeds from the equity issues and cash generated from operations in excess of capital investment.
Cash generated from operating activities increased to $450.9 million from $208.0 million in 2008. The healthy operating cash flow was mainly due to higher sales volumes, increased gold prices and cash margins. The increased sales revenue was due to a 30% increase in sales volume and 13% rise in realised gold prices. Net cash flow from operations includes $37.9 million outflow in respect of the close out of the Equigold hedge book and $4.0 million received in respect of the Lihir Island insurance claim.
Net cash used in investing activities totalled $375.6 million including $373.5 million for capital related expenditure. The major areas of capital expenditure during the year included:
•	Lihir — $128.3 million including; mining fleet $16.4 million, geothermal projects $23.2 million, camp accommodation / catering $8.6 million, steam wells $7.5 million and near mine exploration $5.3 million

•	Million Ounce Plant Upgrade ($123.2 million) and interim power station ($27.6 million)

•	Ballarat operation infrastructure and development expenditure — $35.3 million (pre impairment loss)

•	Mt Rawdon — $5.1 million

•	Bonikro, Côte d’Ivoire — $49.2 million including near mine exploration of $21.3 million (incorporating Oume, Bonikro and Hiré)

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
DIRECTORS’ REPORT
Further, during the year, final payment was made for the acquisition of shares previously held by minority interests in the controlled subsidiaries Equigold Mines CI SA and Equigold CI SA that occurred in December 2008.
Financing activities during the year included a $340.9 million capital raising (net of transaction costs) and the establishment of a $50.0 million debt facility which, under the terms of the facility, was fully drawn. Further, during the year the Company re-commenced dividend payments and returned $35.5 million as dividends to shareholders.
DIVIDENDS
On 30 November 2009 the Company paid an interim dividend of 1.5 cents per share to ordinary shareholders registered at the close of business on 9 November 2009. The total dividend amount paid was $35.5 million.
A further dividend was declared by the Company of 1.5 cents per share to ordinary share holders registered at the close of business on 25 February 2010. Papua New Guinea dividend withholding tax of 10% will be payable by the Company on this dividend.
DONATIONS
No donations were made to any political parties or for political purposes. Total donation expenditure during the year amounted to $395,027.
ENVIRONMENTAL REGULATION AND PERFORMANCE
The operation of the Consolidated Entity in Papua New Guinea is subject to environmental regulation under the laws of Papua New Guinea and the New Ireland Province in which it operates. The operations in Australia are subject to environmental regulation under the laws of the Commonwealth and the States in which those operations are conducted. The operations in Côte d’Ivoire are subject to environmental regulation under the laws of Côte d’Ivoire. It is the policy of the Consolidated Entity to comply with all relevant environmental regulations in all countries in which it operates. The Consolidated Entity releases an annual Sustainability Report, which meets the requirements of the Global Reporting Initiative.
Each mining operation is subject to particular environmental regulations specific to the activities undertaken at that site as part of the licence or approval for that operation. There are also a broad range of industry and specific environmental laws which apply to all mining operations and other operations of the Consolidated Entity. The environmental laws and regulations generally address the potential impact of the Consolidated Entity’s activities on water and air quality, noise, surface disturbance, and the impact upon flora and fauna.
An important part of the Company’s environmental performance is to identify and track all incidents resulting from its operations so that appropriate action can be taken to prevent reoccurrence. As part of the Company’s commitment to open and transparent reporting, all incidents are reported to the relevant Government authorities and within publicly released reports.
Based on LGL’s environmental risk assessment and reporting guidelines, environmental incidents are divided into five separate categories (listed below) according to their significance:
Category I: No environmental impact; e.g. procedural non-compliance — late submission of a report.
Category II: Incidents with low potential for impact on the environment; e.g. minor fuel spill at a fuelling station.
Category III: An onsite event causing harm that is immediately recoverable or an onsite event with potential to migrate offsite

Category IV: An offsite event that can cause harm but is recoverable or can be mitigated; an onsite event that can cause severe harm and is not immediately recoverable

Category V: An offsite event that causes wide spread and long term harm and is not recoverable. An onsite event that is irreversible or has potential to migrate offsite.
Category IV and V incidents are classified as significant and are reported at Executive Management level with a full investigation report with follow-up actions and sign off.
The numbers of events reported in each category during the year are shown in the accompanying table. In all cases environmental authorities were notified of those events where required and remedial action was undertaken.

	I	II	III	IV	V

2009 – No. of incidents	103	88	5	0	0
2008 – No. of incidents	152	101	5	1	0
The 2008 incidents relate to Lihir Island operations, Ballarat operations, Bonikro operations, Kirkalocka operations and Mt Rawdon operations for the full calendar year 2008.
The Lihir Gold Mine tailings are discharged through an engineered deep sea tailings placement system. During 2009 the tailings system operated as per design and environmental monitoring showed the system was compliant with PNG water use permits. Mt Rawdon, Ballarat and Bonikro operations store waste processed tailings in an engineered tailings storage facility above ground. These structures have been built to meet engineering specifications for ANCOLD large dam criteria, and are regularly inspected.
The directors are not aware of any environmental matters which would have a materially adverse impact on the overall business of the Consolidated Entity.
Further details can be found in the annual Sustainability Report.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
DIRECTORS’ REPORT
REMUNERATION REPORT
The remuneration report is set out under the following main headings:
A	Principles used to determine the nature and amount of remuneration

B	Details of remuneration

C	Service agreements

D	Share based compensation
A.	PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION
The Consolidated Entity’s remuneration strategy is designed to attract, retain and motivate appropriately qualified and experienced directors and executives. The framework provides a mix of fixed and variable pay, and a blend of short and long term incentives. As executives gain seniority with the Consolidated Entity, the balance of this mix shifts to a higher proportion of ''at risk’’ rewards.
The objective of the Consolidated Entity’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:
•	competitive in structure and quantum with comparator organisations so as to attract, retain and motivate appropriately qualified and experienced executives;

•	acceptability to shareholders;

•	performance linkage / alignment of executive compensation;

•	transparency; and

•	capital management.
In consultation with external remuneration consultants, the Consolidated Entity has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the organisation.
Alignment to shareholders’ interests:
•	has company profit as a core component of plan design;

•	focuses on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant return on assets as well as focusing the executive on key non financial drivers of value; and

•	attracts and retains high calibre executives.
Alignment to program participants’ interests:
•	rewards capability and experience;

•	reflects competitive reward for contribution to growth in shareholder wealth; and

•	provides a clear structure for earning rewards.
The Board has established a Remuneration and Nomination Committee which provides advice on remuneration and incentive policies and practices and recommendations on remuneration packages and other terms of employment for executive directors, other executives and non executive directors. The Corporate Governance Statement provides further information on the role of this committee.
Non-executive directors and Chairman
As the focus of the Board is on the long-term direction and well-being of the Company, there is no direct link between non-executive directors’ remuneration and the Company’s short-term results. Non-executive directors do not receive any performance related remuneration. Remuneration is limited to the payment of Board fees which serves to help maintain independence and impartiality.
Remuneration is fixed rather than variable, and is determined with reference to the level of fees paid to Board members of other PNG corporations, Australian corporations of comparable size, the complexity of the Company’s operations and the workload requirements of Board members. The Board’s Remuneration and Nomination Committee has oversight of the fees paid to non-executive directors. External independent remuneration advisers are engaged by the committee to provide advice on appropriate fee levels when these matters are being considered.
The Chairman’s fees are determined independently to the fees of non-executive directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration.
Details of the Board fees payable to non-executive directors in respect of the year ended 31 December 2009 are set out below. The Company pays additional fees for membership or chairing of the Board’s committees. No other benefits were paid or are payable to non-executive directors.
Since 1 April 2009, the Board adopted a policy that non-executive directors acquire LGL shares equivalent in value to 20% of their annual non-executive directors’ fees (pre-tax) with the exception of non-executive directors who donate their fees to charity.
Non-executive directors and the Chairman do not receive share rights.
Executive directors
Executive directors do not receive separate Board fees as part of their remuneration packages.
Directors’ fees
The current base remuneration was last reviewed by the Remuneration and Nomination Committee and the Board on 18 November 2009, with there being no changes made to the fees for non-executive directors for 2010. The Chairman’s remuneration is inclusive of committee fees while other

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
DIRECTORS’ REPORT
non-executive directors who chair, or are a member of, a committee receive additional yearly fees.
Total annual remuneration paid to all non-executive directors is limited to the aggregate amount of $1,320,000 authorised by the Company’s shareholders at the Annual General Meeting on 6 May 2009.
The following fees have applied:

	2009	2008
	$	$

Dr Ross Garnaut (2) (3)	322,500	282,787
Mr Bruce Brook (2)	137,063	118,893
Dr Peter Cassidy (2)	139,750	121,393
Dr Michael Etheridge (2)	118,250	103,306
Lady Winifred Kamit (1)	139,750	121,393
Mr Geoff Loudon (1)	129,000	112,350
Mr Alister Maitland (2)	118,250	103,306
Notes:
(1)	Fees are paid to Lady Kamit and Mr Loudon in PNG Kina. Mr Loudon’s fees are donated to the Port Moresby City Mission.

(2)	Fees are paid to Dr Garnaut, Mr Brook, Dr Cassidy, Dr Etheridge and Mr Maitland in Australian dollars equivalent to the amount reported.

(3)	The services of Dr Garnaut are provided through Dr Garnaut’s family company, Maccullochella Pty Limited.
For the year ended 31 December 2009, fees have been paid as follows:

		AUDIT	REMUNERATION AND	SAFETY AND	SUSTAINABLE	TOTAL
		COMMITTEE	NOMINATION	TECHNICAL	DEVELOPMENT	DIRECTORS’
	BASE FEES	FEES	COMMITTEE FEES	COMMITTEE FEES	COMMITTEE FEES	FEES

Dr Ross Garnaut	322,500	—	—	—	—	322,500
Mr Bruce Brook	107,500	29,563	—	—	—	137,063
Dr Peter Cassidy	107,500	—	10,750	21,500	—	139,750
Dr Michael Etheridge	107,500	—	—	10,750	—	118,250
Lady Winifred Kamit	107,500	—	10,750	—	21,500	139,750
Mr Geoff Loudon	107,500	—	—	10,750	10,750	129,000
Mr Alister Maitland	107,500	10,750	—	—	—	118,250
Audit Committee – Chairman Mr Bruce Brook

Remuneration and Nomination Committee – Chairman Dr Ross Garnaut

Safety and Technical Committee – Chairman Dr Peter Cassidy

Sustainable Development Committee – Chairperson Lady Winifred Kamit
Directors are also entitled to be reimbursed for all business related expenses, including travel on Company business, as may be incurred in the discharge of their duties.
There are no schemes for retirement benefits for non-executive directors and no retirement benefits are payable by the Company to any non-executive director.
Executive remuneration
The Managing Director/Chief Executive Officer is supported by a number of senior executives who have responsibility for influencing the integrity, strategy, operations and financial performance of the Company. The Board, through its Remuneration and Nomination Committee, has oversight of the remuneration policies and terms of employment for all of the Company’s senior executives.
The executive pay and reward framework has three components:
•	base package including superannuation and benefits;

•	short-term performance incentives; and

•	long-term incentives through participation in the Lihir Executive Share Plan (the “LESP”).

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
DIRECTORS’ REPORT
The combination of these comprises the executive’s total remuneration.
Total fixed remuneration
Structured as a total employment cost package which may be delivered as a combination of cash, superannuation and prescribed non financial benefits at the executive’s discretion.
Executives are offered a competitive base package that comprises the fixed component of pay and rewards. External remuneration consultants provide analysis and advice to ensure the base package is set to reflect the market for a comparable role. Base package for executives is reviewed annually to ensure the executive’s pay is competitive with the market. An executive’s pay is also reviewed on promotion.
The Consolidated Entity contributes superannuation on behalf of executives at the minimum prescribed statutory amount. There are no guaranteed base package increases included in any executive’s contracts.
Benefits
Executives receive benefits including death and total permanent disability insurance, salary continuance insurance and car parking.
Short term incentives
Short term incentives (“STI”) are awarded upon achievement of individual performance targets based on specific operational and financial criteria developed for each executive based on judgement of relevant key business and improvement drivers for the year set at the beginning of each year. Cash incentives (bonuses) are payable in March the following year after assessment of performance against the criteria. Performance criteria include specific targets related to gold production, production costs, cash flow and profitability, as well as targets relating to safety, environment and community relations criteria.
Each year, the Remuneration and Nomination Committee considers the appropriate targets and key performance indicators (KPIs) to link the STI plan and the level of payout if targets are met. This includes setting any maximum payout under the STI plan and minimum levels of performance to trigger payment of STI.
The Remuneration and Nomination Committee is responsible for reviewing recommendations from the Managing Director/Chief Executive Officer and passing such resolutions as it sees fit on participation of senior executives reporting to the Managing Director/Chief Executive Officer in short term incentive schemes.
The short term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Remuneration and Nomination Committee.
For 2009 the following targets applied

	MANAGING	KEY MANAGEMENT
STI TARGET LEVEL	DIRECTOR	PERSONNEL

Attainment of Target	60% of Base package	40% of Base package
	(before tax)	(before tax)
Long term incentives
Long term incentives are awarded in the form of share rights in accordance with the terms of individual employment contracts and the LESP. Further details regarding long-term incentives can be found within section D of this remuneration report – Share-based compensation and the Notes to and forming part of the Financial Statements, Note 32, Share based payments.
B. DETAILS OF REMUNERATION
Amounts of remuneration
Details of the remuneration of the directors and the key management personnel (as defined in IAS 24 Related Party Disclosures) of the Consolidated Entity are set out in the following tables.
In addition to the directors, the key management personnel of the Consolidated Entity include those executives that reported directly to the Managing Director/Chief Executive Officer as at 31 December 2009 being:
•	Phil Baker – Chief Financial Officer

•	Noel Foley – Executive General Manager, Papua New Guinea Operations

•	Graham Folland – Executive General Manager Corporate Development

•	Tim Fry – Executive General Manager West Africa and Corporate Services

•	Peter Smith – Executive General Manager Australia and Africa Operations (appointed 1 April 2009)

•	Michael Sullivan — Executive General Manager Legal & General Counsel (appointed 1 September 2009)
The key management personnel of the Company include the directors above and the following executive officer who have authority and responsibility for planning, directing and controlling the activities of the entity:
•	Noel Foley – Executive General Manager, Papua New Guinea Operations
As these key management personnel are listed below in respect of the Consolidated Entity, details are not repeated for the Company.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
DIRECTORS’ REPORT
KEY MANAGEMENT PERSONNEL AND OTHER EXECUTIVES OF THE CONSOLIDATED ENTITY

							POST	LONG-	SHARE-
							EMPLOYMENT	TERM	BASED
2009	SHORT-TERM EMPLOYEE BENEFITS						BENEFITS	BENEFITS	PAYMENTS
	CASH		NON					LONG
	SALARY AND	CASH	MONETARY				SUPER-	SERVICE	SHARE
	FEES	BONUS	BENEFITS (5)		OTHER		ANNUATION	LEAVE	RIGHTS	TOTAL
NAME	$	$	$		$		$	$	$	$

Non-executive directors
Dr Ross Garnaut — Chairman	322,500	—	—		—		—	—	—	322,500
Mr Bruce Brook	137,063	—	—		—		—	—	—	137,063
Dr Peter Cassidy	139,750	—	—		—		—	—	—	139,750
Dr Mike Etheridge	118,250	—	—		—		—	—	—	118,250
Lady Winifred Kamit	139,750	—	—		—		—	—	—	139,750
Mr Geoff Loudon	129,000	—	—		—		—	—	—	129,000
Mr Alister Maitland	118,250	—	—		—		—	—	—	118,250

SUB-TOTAL NON-EXECUTIVE DIRECTORS	1,104,563	—	—		—		—	—	—	1,104,563

Executive directors
Arthur Hood (1)	1,440,462	631,553	10,787		—		57,299	41,300	2,354,982	4,536,383

Other key management personnel
Phil Baker (2)	395,529	106,235	10,787		—		21,567	5,307	349,423	888,848
Noel Foley	291,442	141,387	—		—		57,303	18,289	345,617	854,038
Graham Folland	312,509	82,158	10,787		—		28,126	6,567	311,886	752,033
Tim Fry	359,371	114,686	10,787		12,508	(7)	28,043	2,385	187,541	715,321
Peter Smith (3)	263,973	87,849	8,514		—		23,758	1,100	119,169	504,363
Michael Sullivan (4)	130,151	42,023	12,974	(6)	—		4,321	412	—	189,881

TOTAL KEY MANAGEMENT PERSONNEL COMPENSATION	4,298,000	1,205,891	64,636		12,508		220,417	75,360	3,668,618	9,545,430

Notes:
(1)	Mr Hood resigned from the position of Managing Director and Chief Executive Officer on 17 January 2010.

(2)	Mr Baker was appointed the Chief Executive Officer on 17 January 2010.

(3)	Mr Smith commenced employment with the Consolidated Entity on 1 April 2009.

(4)	Mr Sullivan commenced employment with the Consolidated Entity on 1 September 2009.

(5)	Non-monetary benefits include car parking, salary continuance, death and total permanent disablement and motor vehicle benefits.

(6)	Included in the total non-monetary benefit is a car benefit of $9,021.

(7)	Housing assistance

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
DIRECTORS’ REPORT
KEY MANAGEMENT PERSONNEL AND OTHER EXECUTIVES OF THE CONSOLIDATED ENTITY

						POST	LONG-	SHARE-
						EMPLOYMENT	TERM	BASED
2008	SHORT-TERM EMPLOYEE BENEFITS					BENEFITS	BENEFITS	PAYMENTS
	CASH		NON				LONG
	SALARY AND	CASH	MONETARY			SUPER-	SERVICE	SHARE
	FEES	BONUS	BENEFITS (3)		OTHER	ANNUATION	LEAVE	RIGHTS	TOTAL
NAME	$	$	$		$	$	$	$	$

Non-executive directors
Dr Ross Garnaut — Chairman	282,787	—	—		—	—	—	—	282,787
Mr Bruce Brook	118,893	—	—		—	—	—	—	118,893
Dr Peter Cassidy	121,393	—	—		—	—	—	—	121,393
Dr Mike Etheridge	103,306	—	—		—	—	—	—	103,306
Lady Winifred Kamit	121,393	—	—		—	—	—	—	121,393
Mr Geoff Loudon	112,350	—	—		—	—	—	—	112,350
Mr Alister Maitland	103,306	—	—		—	—	—	—	103,306

SUB-TOTAL NON-EXECUTIVE DIRECTORS	963,428	—	—		—	—	—	—	963,428

Executive directors
Arthur Hood	1,403,782	552,516	9,422		—	104,051	19,868	1,740,208	3,829,847

Other key management personnel
Phil Baker	367,475	70,767	12,395	(5)	—	33,073	2,074	244,482	730,266
Mark Clark(1)	166,158	12,950	2,355		—	16,037	—	—	197,500
Noel Foley	277,505	37,582	—		—	85,251	—	260,007	660,345
Graham Folland	304,066	59,939	25,979	(6)	—	27,366	2,817	222,526	642,693
Tim Fry(2)	51,907	17,322	—		—	4,672	10	—	73,911
Morgan Hart(3)	203,767	45,032	2,355		—	16,276	—	—	267,430
Stuart MacKenzie	244,281	46,930	9,422		—	21,985	1,748	183,017	507,383

TOTAL KEY MANAGEMENT PERSONNEL COMPENSATION	3,982,369	843,038	61,928		—	308,711	26,517	2,650,240	7,872,803

Notes:
(1)	Mr Clark commenced employment with the Consolidated Entity on 17 June 2008 and ceased employment with the Consolidated Entity on 14 November 2008.

(2)	Mr Fry commenced employment with the Consolidated Entity on 17 November 2008.

(3)	Mr Hart commenced employment with the Consolidated Entity on 17 June 2008 and ceased employment with Consolidated Entity on 31 December 2008.

(4)	Non-monetary benefits include car parking, salary continuance, death and total permanent disablement and motor vehicle benefits.

(5)	Included in the total non-monetary benefit is a car benefit of $2,973.

(6)	Included in the total non-monetary benefit is a car benefit of $16,576.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
DIRECTORS’ REPORT
More general details of employee remuneration, in accordance with PNG Companies Act requirements, are set out in Note 34 to the Financial Statements.
The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	FIXED REMUNERATION		AT RISK - STI		AT RISK - LTI
NAME	2009	2008	2009	2008	2009	2008

Executive directors of Lihir Gold Limited
Arthur Hood (resigned 17 January 2010)	20%	20%	12%	12%	68%	68%

Other key management personnel of Consolidated Entity
Phil Baker	33%	33%	13%	13%	54%	54%
Noel Foley	33%	33%	13%	13%	54%	54%
Graham Folland	33%	33%	13%	13%	54%	54%
Tim Fry	33%	33%	13%	13%	54%	54%
Peter Smith	33%	—	13%	—	54%	—
Michael Sullivan	33%	—	13%	—	54%	—
C. SERVICE AGREEMENTS
Remuneration and other terms of employment for the Managing Director/Chief Executive Officer, Chief Financial Officer and the other key management personnel are also formalised in employment contracts. Each of these agreements provide for the provision of performance related cash bonuses, other benefits and participation, when invited, in the LESP. Other major provisions of the agreements relating to remuneration are set out below.
All contracts with executives may be terminated early by either party with the specified period of notice given in accordance with the individual’s employment contract, subject to termination payments as detailed below. The company conducted a review of its Executive Services Agreements in February 2010, in accordance with recent legislative amendments; shareholder approval will be sought for termination benefits which exceed an executive’s 1 year base salary.
Arthur Hood, Managing Director (resigned 17 January 2010)
Term of agreement – 5 years commencing 1 October 2005

Total fixed remuneration of A$1,900,000 to be reviewed annually by the Remuneration and Nomination Committee.
Payment of a termination benefit on termination by the Consolidated Entity, other than for bankruptcy, breach of provisions as set out in employment contract, fraud, vacating office as a director of the Company, serious misconduct or unsound mind, equal to the amount calculated as the sum of:
•	the Managing Director’s total fixed remuneration;

•	60% of the total fixed remuneration (to represent the Short Term Incentive component of remuneration); and

•	106.67% of the total fixed remuneration (to represent the Long Term Incentive component of remuneration).
On 17 January 2010, The Board of Directors accepted Mr Hood’s resignation as the company’s Chief Executive Officer. Mr Hood stood down immediately. Mr Hood’s termination package includes a cash payment of A$2.3 million and 3.5 million share rights previously awarded. Mr Hood elected to retain his 2009 share rights for their three year term and to receive the cash equivalent of his pro-rata 2008 share rights. The extent to which his 2009 share rights will vest will remain subject to company performance in accordance with the terms of the shareholder-approved executive share plan. In addition, Mr Hood will receive a cash payment of A$1.3 million in lieu of share rights that he would have been entitled to in the current year, had his contract run its full term.
Phil Baker, Chief Financial Officer
Term of agreement – on-going commencing 21 January 2007. Total fixed remuneration of A$530,400.
Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, is equal to three months notice period of the total fixed remuneration. In the event of a material change, the entitlement is equal to the notice period, plus six months total fixed remuneration, plus an additional 35% of the annual total fixed remuneration.
Acting Chief Executive Officer (effective 17 January 2010)
In addition to the above, and whilst acting as Chief Executive Officer, Mr Baker will receive a base salary of A$1,900,000 per annum and a one off payment of A$500,000 to be paid in 10 monthly instalments of A$50,000 each commencing 1 February 2010.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
DIRECTORS’ REPORT
Noel Foley, Executive General Manager PNG Operations
Term of agreement – on-going commencing 13 March 2006.

Total fixed remuneration of A$442,900.
Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, is equal to three months notice period of the total fixed remuneration. In the event of a material change, the entitlement is equal to the notice period, plus six months total fixed remuneration, plus an additional 35% of the annual total fixed remuneration.
Graham Folland, Executive General Manager Corporate Development
Term of agreement – on-going commencing 1 March 2006.

Total fixed remuneration of A$432,600.
Payment of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct, is equal to three months notice period of the total fixed remuneration. In the event of a material change, the entitlement is equal to the notice period, plus six months total fixed remuneration, plus an additional 35% of the annual total fixed remuneration.
Tim Fry, Executive General Manager West Africa and Corporate Services
Term of agreement – on-going commencing 1 November 2008.

Total fixed remuneration of A$490,000.
Payments of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct is equal to three months notice period of the total fixed remuneration (this is inclusive of any owing notice periods, redundancy or severance pay due to the employee). In the event of a material change, the entitlement is equivalent to twelve months total fixed remuneration which is inclusive of the notice period.
Peter Smith, Executive General Manager Australia and Africa Operations
Term of agreement – on-going commencing 1 April 2009.

Total fixed remuneration of A$450,000.
Payments of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct is equal to three months notice period of the total fixed remuneration (this is inclusive of any owing notice periods, redundancy or severance pay due to the employee). In the event of a material change, the entitlement is equivalent to twelve months total fixed remuneration which is inclusive of the notice period.
Michael Sullivan, Executive General Manager Legal & General Counsel
Term of agreement – on-going commencing 1 September 2009.

Total fixed remuneration of A$450,000.
Payments of a termination benefit on termination by the Consolidated Entity, other than for gross misconduct is equal to three months notice period of the total fixed remuneration (this is inclusive of any owing notice periods, redundancy or severance pay due to the employee). In the event of a material change, the entitlement is equivalent to twelve months total fixed remuneration which is inclusive of the notice period.
D. SHARE-BASED COMPENSATION
Share Rights
Share rights over shares in the Company are granted under the LESP which was approved by shareholders at the 2006 annual general meeting. The LESP is designed to provide long term incentives for executives to deliver long term shareholder returns. Under the plan, participants are granted share rights which only vest if certain performance conditions are met and the employees are still employed by the Consolidated Entity at the end of the vesting period. Participation in the plan is at the Board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.
2009 Grant
Under the 2009 grant, participating executives were offered a certain number of share rights. These share rights will give the executive the right to receive, potentially, up to the corresponding number of shares where, and to the extent that, certain performance hurdles or conditions are met. Performance conditions under the 2009 grant were set in reference to external measures (the Company’s performance in comparison to external benchmarks). The 2009 grant provides that the testing of the performance conditions will occur as at 31 December 2011.
Share rights granted under the plan carry no dividend or voting rights until vested.
When exercisable, each share right is a right to acquire an ordinary share in the Company for no consideration. If an executive chooses to not exercise his or her share rights by the end of the relevant exercise period, then those share rights will lapse and the executive will lose his or her entitlement to acquire those shares.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
DIRECTORS’ REPORT
Details of share rights provided as remuneration to each director of the Company and each of the key management personnel of the Consolidated Entity are set out below:

	NUMBER OF SHARE RIGHTS		NUMBER OF SHARE RIGHTS
	GRANTED DURING THE YEAR		VESTED DURING THE YEAR
Name	2009	2008	2009	2008

Directors of Lihir Gold Limited
Arthur Hood (1)	1,870,202	1,649,164	—	129,249

Other key management personnel of the Consolidated Entity
Phil Baker	317,930	192,711	—	45,074
Noel Foley	268,059	183,644	—	41,996
Graham Folland	261,825	158,705	—	33,355
Tim Fry	356,373	—	—	—
Peter Smith	210,395	—	—	—
Michael Sullivan	—	—	—	—

(1)	Mr Hood received $3.7 million (before tax) in lieu of share rights that were granted to him in 2008 upon his resignation on 17 January 2010. Mr Hood elected to retain his 2009 share rights for their three year term.
The assessed fair value at grant date of share rights was independently determined using a Monte Carlo option pricing model, which incorporates market performance conditions such as total shareholder return.
The model inputs for share rights granted during the year ended 31 December 2009 included:
(a)	Exercise price: $ nil (2008: $ nil)

(b)	Expected volatility: 55% (2008: 46.9%)

(c)	Risk free interest rate: 3.07% (2008: 6.8%)

(d)	Expected life of right (years): 10 years (2008: 10 years)

(e)	Weighted average share price at grant date: $2.08 (2008: $2.98)

(f)	Expected dividend yield: 0% (2008: 0%)
The expected volatility is based on historic volatility (based on the remaining life of the share rights) adjusted for any expected changes to future volatility due to publicly available information and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
The expected rate of return used in the valuations was set equal to the prevailing risk-free rate. This was defined as the three-year yield-to-maturity of a Commonwealth Government Bond (to match the share right’s vesting date).
Shares provided on exercise of share rights
Details of ordinary shares in the Company purchased as a result of the exercise of share rights are set out below.

		NUMBER SHARE
	DATE OF	RIGHTS EXERCISED
	EXERCISE OF	DURING THE YEAR
NAME	SHARE RIGHTS	2009	2008

Directors of Lihir Gold Limited
Arthur Hood (resigned 17 January 2010)	—	—	129,249
Other key management personnel of the Consolidated Entity
Phil Baker	—	—	—
Noel Foley	—	—	41,996
Graham Folland	—	—	33,355
Tim Fry	—	—	—
Peter Smith	—	—	—
Michael Sullivan	—	—	—

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
DIRECTORS’ REPORT
AUDITOR AND NON-AUDIT SERVICES
PricewaterhouseCoopers was reappointed as external auditor of the Consolidated Entity for the 2009 financial year.
Details on the fees and charges for provision of audit and non-audit services by that firm are included in Note 37 of the Financial Statements. The Audit Committee has developed a policy to ensure that the independence of the Company’s auditor is not impaired in providing non audit services to the Company so that both the Company and the external auditor can comply with relevant auditor independence rules which apply in the various jurisdictions in which the Company operates.
No officer of the Company who held office during the financial year, and no current officer, was formerly a partner or director of PricewaterhouseCoopers.
PNG COMPANY LAW
Lihir Gold Limited is a company limited by shares that is incorporated and domiciled in Papua New Guinea. The Company is subject to the Companies Act 1997 of Papua New Guinea. The PNG Securities Act 1997 (the “Securities Act”) also applies to the Company and its shareholders. The Securities Act governs the offering of securities to the public in PNG and deals with the requirements for a prospectus prepared in connection with the offering of securities. The Securities Act also contains a range of laws regulating the operation of the securities market in PNG including stock market manipulation laws; false trading and market rigging transactions; false or misleading statements in relation to securities; fraudulently inducing persons to deal in securities; and disseminating information about illegal transactions. The Securities Act contains a prohibition against insider trading. The Securities Act also contains provisions dealing with the disclosure of substantial shareholdings which require the giving of notice where a shareholder has a relevant interest in at least five percent of the shares of a listed Company.
A substantial shareholder is also required to give notice of changes in his or her relevant interest of one percent or more in the relevant class of shares. There are also provisions to allow a Company to require the disclosure of the beneficial owners of shares in the Company.
SUBSEQUENT EVENTS
There are no matters that have arisen since 31 December 2009 that have significantly affected or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in subsequent financial years.
ROUNDING OF AMOUNTS
Amounts included in this directors’ report and the financial report have been rounded to the nearest $100,000 unless otherwise indicated.
The report is made in accordance with a resolution of the Board.

Signed and dated

Ross Garnaut	Bruce Brook
Chairman	Director
18 February 2010	18 February 2010

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
STATEMENTS OF COMPREHENSIVE INCOME

	CONSOLIDATED ENTITY			COMPANY
	$M			$M
	Note	2009	2008(1)	2009	2008

CONTINUING OPERATIONS
Revenue	6	1,087.4	748.6	828.9	667.1
Cost of sales	8	(618.8)	(439.8)	(443.0)	(398.9)

Gross profit from mining operations		468.6	308.8	385.9	268.2

Corporate expense		(46.2)	(31.9)	(7.1)	(5.9)
Project studies		(0.1)	(2.6)	(0.1)	(2.6)
Exploration expense		(9.4)	(7.9)	(0.3)	(5.8)

Operating profit before other income / (expenses)		412.9	266.4	378.4	253.9

Other income / (expenses)
Hedging loss	9	(118.7)	(75.5)	(102.4)	(76.7)
Other income	10	7.2	0.3	4.0	—
Other expenses	10	(21.8)	(31.3)	(565.7)	(28.0)

Operating profit / (loss) before finance costs		279.6	159.9	(285.7)	149.2

Financial income	11	9.1	7.3	5.1	1.5
Financial expenses	11	(5.4)	(0.5)	(3.9)	(0.3)

Profit / (loss) before tax		283.3	166.7	(284.5)	150.4

Income tax expense	13	(104.6)	(56.6)	(81.5)	(47.3)

Net profit / (loss) after tax from continuing operations		178.7	110.1	(366.0)	103.1

DISCONTINUED OPERATIONS
(Loss) / Profit from discontinued operation, net of income tax	12	(412.9)	0.7	—	—

(Loss) / Profit for the period		(234.2)	110.8	(366.0)	103.1

(1)	Restated (refer Note 36)
The above Statements of Comprehensive Income are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 25 -96.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

	CONSOLIDATED ENTITY				COMPANY
	$M				$M
	Note		2009	2008(1)	2009	2008

OTHER COMPREHENSIVE INCOME
Exchange difference on translation of foreign operations	28	(a)	104.6	(154.9)	—	—
Net change in fair value of cash flow hedges	28	(a)	21.4	(32.7)	10.1	0.5
Deferred hedging loss transferred to hedging loss expense	28	(a)	118.7	76.7	102.4	76.7
Net change in fair value of available for sale financial assets	28	(a)	3.0	(2.2)	—	—
Income tax on other comprehensive income	13		(30.4)	(27.6)	(33.8)	(23.2)

OTHER COMPREHENSIVE INCOME / (LOSS) FOR THE PERIOD NET OF TAX			217.3	(140.7)	78.7	54.0

TOTAL COMPREHENSIVE (LOSS) / INCOME			(16.9)	(29.9)	(287.3)	157.1

Total comprehensive income / (loss) for the period is attributable to:
Owners of the Company			(16.7)	(29.7)	(287.3)	157.1
Non-controlling interests	29		(0.2)	(0.2)	—	—

			(16.9)	(29.9)	(287.3)	157.1

(Loss) / profit for the period is attributable to:
Owners of the Company			(234.0)	111.0	(366.0)	103.1
Non-controlling interests	29		(0.2)	(0.2)	—	—

			(234.2)	110.8	(366.0)	103.1

Earnings / (loss) per share	40
- Basic (cents/share)			(9.8)	5.6	(15.3)	5.2
- Diluted (cents/share)			(9.7)	5.6	(15.2)	5.2

Continuing operations	40
- Basic (cents/share)			7.5	5.6	(15.3)	5.2
- Diluted (cents/share)			7.4	5.6	(15.2)	5.2

(1)	Restated (refer Note 36)
The above Statements of Comprehensive Income are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 25 – 96.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
STATEMENTS OF FINANCIAL POSITION

	CONSOLIDATED ENTITY				COMPANY
	$M				$M
	NOTE		2009	2008 (1)	2009	2008

ASSETS
CURRENT ASSETS
Cash and cash equivalents	14		473.5	64.7	404.7	47.9
Receivables	16		15.1	21.0	26.4	20.8
Inventories	17		162.5	139.0	142.2	122.7
Derivative financial assets	25	(g)	9.3	0.4	9.3	0.4
Other assets			19.7	5.1	18.5	4.3
Assets classified as held for sale	12		8.5	—	—	—

Total current assets			688.6	230.2	601.1	196.1

NON-CURRENT ASSETS
Receivables	16		0.1	0.4	0.1	0.5
Inventories	17		333.3	255.0	328.8	252.6
Derivative financial assets	25	(g)	1.6	0.3	1.6	0.3
Deferred mining costs	18		299.5	257.0	280.2	254.4
Property plant and equipment	19		1,888.8	2,104.0	1,272.8	1,092.4
Intangible assets	20		352.0	419.3	5.6	6.3
Available-for-sale financial assets	21		4.2	2.3	—	—
Deferred income tax asset	13		58.9	31.6	—	31.6
Investments in subsidiaries	30		—	—	903.3	1,370.1

Total non-current assets			2,938.4	3,069.9	2,792.4	3,008.2

Total assets			3,627.0	3,300.1	3,393.5	3,204.3

(1)	Restated (refer Note 36)
The above Statements of Financial Position are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 25 – 96.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
STATEMENTS OF FINANCIAL POSITION

	CONSOLIDATED ENTITY				COMPANY
	$M				$M
	NOTE		2009	2008(1)	2009	2008

LIABILITIES
CURRENT LIABILITIES
Accounts payable & accrued liabilities	22		111.4	102.1	144.2	128.3
Provisions	23		26.9	18.5	21.5	13.5
Borrowings and finance facilities	24		0.7	0.3	—	—
Derivative financial liabilities	25	(g)	—	33.5	—	—
Deferred settlement payable	26		—	10.8	—	—
Liabilities classified as held for sale	12		7.0	—	—	—

Total current liabilities			146.0	165.2	165.7	141.8

NON-CURRENT LIABILITIES
Provisions	23		46.5	37.5	24.8	20.5
Borrowings and finance facilities	24		50.2	0.2	50.0	—
Derivative financial liabilities	25	(g)	—	18.9	—	—
Deferred income tax liability	13		145.6	142.5	78.5	—

Total non-current liabilities			242.3	199.1	153.3	20.5

Total liabilities			388.3	364.3	319.0	162.3

NET ASSETS			3,238.7	2,935.8	3,074.5	3,042.0

EQUITY
Contributed equity	27		3,420.9	3,080.0	3,420.9	3,080.0
Reserves	28	(a)	(74.2)	(305.9)	(65.9)	(159.0)
(Accumulated loss) / retained earnings	28	(b)	(139.7)	129.8	(280.5)	121.0

Total equity attributable to owners of the Company			3,207.0	2,903.9	3,074.5	3,042.0
Non-controlling interests	29		31.7	31.9	—	—

TOTAL EQUITY			3,238.7	2,935.8	3,074.5	3,042.0

(1)	Restated (refer Note 36)
The above Statements of Financial Position are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 25 – 96.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
STATEMENTS OF CHANGES IN EQUITY

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
			RETAINED
			EARNINGS /		NON-
	ISSUED		(ACCUMULATED		CONTROLLING	TOTAL
	CAPITAL	RESERVES (1)	LOSS) (1)	TOTAL (1)	INTEREST (1)	EQUITY(1)
CONSOLIDATED ENTITY	$M	$M	$M	$M	$M	$M
Balance at 1 January 2008	2,319.7	(170.0)	18.8	2,168.5	—	2,168.5

Total comprehensive income / (loss) for the period	—	(140.7)	111.0	(29.7)	(0.2)	(29.9)
Transactions with owners in their capacity as owners:
- Share based payments to employees	—	4.7	—	4.7	—	4.7
- Deferred tax on share based payments to employees	—	0.8	—	0.8	—	0.8
- Non-controlling interest on acquisition of subsidiaries	—	—	—	—	50.2	50.2
- Purchase of non-controlling interests	—	4.5	—	4.5	(18.1)	(13.6)
- Issue of shares — on acquisition of Equigold NL	756.0	—	—	756.0	—	756.0
- Issue of shares — Mineral Resources Lihir Limited	5.2	(5.2)	—	—	—	—
- Purchase of treasury shares	(0.9)	—	—	(0.9)	—	(0.9)

Balance at 31 December 2008	3,080.0	(305.9)	129.8	2,903.9	31.9	2,935.8

Balance at 1 January 2009	3,080.0	(305.9)	129.8	2,903.9	31.9	2,935.8

Total comprehensive income / (loss) for the period	—	217.3	(234.0)	(16.7)	(0.2)	(16.9)
Transactions with owners in their capacity as owners:
- Share based payments to employees	—	9.3	—	9.3	—	9.3
- Deferred tax on share based payments to employees	—	5.1	—	5.1	—	5.1
- Issue of shares – placement and share purchase plan (net of transaction costs)	340.9	—	—	340.9	—	340.9
- Dividends paid	—	—	(35.5)	(35.5)	—	(35.5)

Balance at 31 December 2009	3,420.9	(74.2)	(139.7)	3,207.0	31.7	3,238.7

(1)	Restated (refer Note 36)
The above Statements of Changes in Equity are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 25 – 96.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
STATEMENTS OF CHANGES IN EQUITY

			RETAINED
			EARNINGS /		NON-
	ISSUED		(ACCUMULATED	TOTAL	CONTROLLING	TOTAL
	CAPITAL	RESERVES	LOSS)	EQUITY	INTEREST	EQUITY
COMPANY	$M	$M	$M	$M	$M	$M
Balance at 1 January 2008	2,319.7	(213.3)	17.9	2,124.3	—	2,124.3

Total comprehensive income for the period	—	54.0	103.1	157.1	—	157.1
Transactions with owners in their capacity as owners:
- Issue of shares — on acquisition of Equigold NL	756.0			756.0	—	756.0
- Share based payments to employees	—	4.7	—	4.7	—	4.7
- Deferred tax on share based payments to employees	—	0.8	—	0.8	—	0.8
- Issue of shares – Mineral Resources Lihir Limited	5.2	(5.2)	—	—	—	—
- Purchase of treasury shares	(0.9)	—	—	(0.9)	—	(0.9)

Balance at 31 December 2008	3,080.0	(159.0)	121.0	3,042.0	—	3,042.0

Balance at 1 January 2009	3,080.0	(159.0)	121.0	3,042.0	—	3,042.0

Total comprehensive income / (loss) for the period	—	78.7	(366.0)	(287.3)	—	(287.3)
Transactions with owners in their capacity as owners:
- Share based payments to employees	—	9.3	—	9.3	—	9.3
- Deferred tax on share based payments to employees	—	5.1	—	5.1	—	5.1
- Issue of shares – placement and share purchase plan (net of transaction costs)	340.9	—	—	340.9	—	340.9
- Dividends paid	—	—	(35.5)	(35.5)	—	(35.5)

Balance at 31 December 2009	3,420.9	(65.9)	(280.5)	3,074.5	—	3,074.5

The above Statements of Changes in Equity are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 25 – 96.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
STATEMENTS OF CASH FLOWS

	CONSOLIDATED ENTITY			COMPANY
	$M			$M
	NOTE	2009	2008	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		1,085.5	747.7	827.9	668.9
Payments arising from suppliers & employees		(634.6)	(539.7)	(473.1)	(486.5)

Cash generated from operations		450.9	208.0	354.8	182.4
Insurance recoveries		4.5	—	4.0
Close out of hedge book		(37.9)	—	—	—
Income tax refund received		—	4.6	—	—
Interest and finance charges paid		(0.3)	(0.2)	—	—

Net cash flow from operating activities	15	417.2	212.4	358.8	182.4

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received		2.4	3.5	1.4	1.5
Purchase of property plant and equipment		(370.8)	(277.9)	(279.0)	(135.6)
Interest and financing charges capitalised		(2.7)	(2.9)	(2.7)	(2.9)
Proceeds on disposal of share investments		4.7	—	—	—
Proceeds on disposal of property, plant & equipment		2.0	0.1	0.5	0.1
Payments for acquisition of non-controlling interests		(10.8)	(2.8)	—	—
Loans to controlled entities		—	—	(77.1)	(119.1)
Acquisition of subsidiary net of cash acquired	31	(0.4)	9.1	—	—

Net cash flow used in investing activities		(375.6)	(270.9)	(356.9)	(256.0)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid		(35.5)	—	(35.5)	—
Drawdown of debt		50.0	—	50.0	—
Repayment of debt		(0.1)	(0.4)	—	—
Proceeds of equity issue		348.5	—	348.5	—
Underwriting expenses		(7.6)	—	(7.6)	—
Advance to subsidiary pre acquisition		—	(49.7)	—	—
Payment for treasury shares		—	(0.9)	—	(0.9)

Net cash flow from / (used in) financing activities		355.3	(51.0)	355.4	(0.9)

Net increase / (decrease) in cash and cash equivalents		396.9	(109.5)	357.3	(74.5)
Cash and cash equivalents at beginning of year		64.7	174.2	47.9	122.4
Effects of exchange rate changes to cash held		11.9	—	(0.5)	—

Cash and cash equivalents at end of year	14	473.5	64.7	404.7	47.9

The above Statements of Cash flows are to be read in conjunction with the accompanying Notes to the Financial Statements set out on pages 25 – 96.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies adopted in the preparation of the consolidated financial statements are set out below. These accounting policies have been consistently applied, unless otherwise stated. The financial report includes separate financial statements for Lihir Gold Limited (the “Company” or “LGL”) as an individual entity and the Consolidated Entity consisting of the Company and its subsidiaries.
All amounts are US dollars unless stated otherwise.
(i) Basis of preparation
These financial statements are presented in accordance with the PNG Companies Act 1997, and comply with applicable financial reporting standards and other mandatory professional reporting requirements approved for use in PNG by the Accounting Standards Board (“ASB”). These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (IASB), IFRS has been adopted by the ASB as the applicable financial reporting framework.
The preparation of financial statements in accordance with IFRSs requires a use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Consolidated Entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 2.
These financial statements have been prepared on an historical cost basis except for the following:
1.	derivative financial instruments are measured at fair value

2.	financial instruments at fair value through profit and loss are measured at fair value 3. available for sale financial assets are measured at fair value
The methods used to measure fair value are discussed further in accounting policy Note (xviii) and (xix).
(ii) Consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at balance date and the results of all subsidiaries for the year then ended.
Subsidiaries are all those entities over which the Company has the power to govern the financial and operating policies, generally accompanying an interest of more than one half of the voting rights.
Subsidiaries are consolidated from the date on which control is transferred to the Company and are de-consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company [refer to Note (xxxiii)].
Intercompany transactions, balances and unrealised gains and losses on transactions between Consolidated Entity companies are eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Consolidated Entity.
Non-controlling interests in the results and equity of an entity that is controlled by the Consolidated Entity are shown separately in the Consolidated Entity’s Statements of Comprehensive Income and Statements of Financial Position.
Investments in subsidiaries are accounted for at the lower of cost or recoverable amount in the separate financial statements of the Company.
(iii) Joint ventures
The Consolidated Entity’s interest in an unincorporated joint venture is brought to account by including in the respective classifications, the share of individual assets employed, and liabilities and expenses incurred.
(iv) Exploration, evaluation and pre-development expenditure
The Consolidated Entity expenses all exploration and evaluation expenditure within an area of interest until the directors conclude that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and that future economic benefits are probable. In making this determination, the directors consider the extent of exploration, the proximity to existing mine or development properties as well as the degree of confidence in the mineral resource.
Where the directors conclude that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and that future economic benefits are probable, further expenditure is capitalised as part of property, plant and equipment as pre-development costs.
Exploration and evaluation assets acquired in a business combination are initially recognised at fair value as exploration rights within intangible assets.
Amortisation is charged upon commencement of commercial production. Pre-development assets are tested for impairment when there is an indicator of impairment. Subsequently the assets are stated at cost less impairment provision.
(v) Development properties
A property is classified as a development property when a mine plan has been prepared and the Company has decided to commercially develop the property. Development expenditure is accumulated separately for each area of interest in which economically recoverable mineral resources have been identified and are reasonably assured.
All expenditure incurred prior to the commencement of commercial levels of production from each development property is carried forward to the extent to

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
which recoupment out of revenue to be derived from the sale of production from the relevant development property, or from sale of that property, is reasonably assured.
No amortisation is provided in respect of development properties until they are reclassified as Mine Property assets following the commencement of commercial production.
(vi) Mine properties
Mine properties represent acquired mineral resources and the accumulation of all development expenditures and acquired mineral incurred by or on behalf of the Consolidated Entity in relation to areas of interest in which mining of a mineral resource has commenced.
When future economic benefits are established by further development expenditure in respect of a mine property, such expenditure is carried forward as part of the cost of that mine property. Otherwise such expenditure is classified as part of the cost of production.
The cost of each asset is depreciated or amortised over its expected useful life to reflect the continued use of the assets through to the end of the mining or processing period. The mining period is determined for each area-of-interest, with an area-of-interest defined as an individual ore body or pit.
Development costs incurred in the pre-production phase are amortised from the start of commercial production on a units-of-production basis or straight line depending on the nature of the development cost and the expected life of the asset.
Depreciation and amortisation of costs is provided for using the unit-of-production method. The unit-of-production basis results in a charge proportional to the depletion of estimated recoverable gold ounces contained in proved and probable ore reserves. Under this process, production of a unit commences when the ore is extracted from the ground. The amortisation charge is allocated to inventory throughout the production processes from the point at which ore is extracted from the pit until the ore is processed into gold ore.
Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, adjustments to depreciation and amortisation of mine properties are accounted for prospectively.
(vii) Deferred mining costs
In conducting mining operations it is necessary to remove overburden and other waste materials to access the orebody of open pit mines. The costs of removing overburden and waste materials are referred to as “stripping costs”.
During the initial development of a mine, stripping costs are capitalised as development costs. Capitalised development stripping costs are reflected in “Deferred development” within “Property, Plant and Equipment”.
Capitalisation of development costs ceases when saleable material is extracted from the mine; at this same time, depreciation of the capitalised deferred development costs begins Depreciation is calculated on a unit-of-production basis over the life of the mine. The development stage is also referred to as preproduction.
Removal of waste materials will continue until mining operations cease. This is referred to as “production stripping” and commences when saleable material starts to be extracted from the mine. Production stripping costs are charged to the cost of sales in Statements of Comprehensive Income on an estimated “life-of-pit strip ratio” basis. This ratio is the proportion of deferred waste plus waste material to ore estimated to be extractable from the relevant pit in the mine. The “life-of-pit” has been determined as the most effective method of matching stripping costs to the associated ounces mined.
As ore is extracted from each pit of a mine, the ratio of waste material to ore may vary from time to time from the expected average life-of-pit strip ratio. If the actual ratio for an accounting period is higher than the estimated life-of-pit ratio, a portion of stripping costs is capitalised and deferred for recognition in the cost of sales in Statements of Comprehensive Income during a later period; if the ratio is less than the estimated life-of-pit ratio, then a portion of capitalised stripping costs is charged to the cost of sales in Statements of Comprehensive Income.
In this way, stripping costs expensed in the Statements of Comprehensive Income should reflect the life-of-pit stripping ratio. Any change in the estimated life-of-pit stripping ratio is accounted for prospectively.
Capitalised production stripping costs are classified as “Deferred Mining Costs”.
(viii) Capitalisation of interest and financing costs
Interest and other financing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period. Capitalisation of borrowing costs ceases when all the activities necessary to prepare the qualifying asset for its intended use or sale are substantially complete. Interest earned on the temporary investment of borrowed funds is deducted from interest paid on the borrowed funds in arriving at the amounts so capitalised. These costs are amortised on the same basis as the qualifying asset.
To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation shall be determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(ix) Property, plant and equipment
Cost and valuation
Property, plant and equipment are stated at cost less accumulated depreciation and impairments losses/ (reversals). Repairs and maintenance expenditures are expensed as incurred. Major improvements and replacements that extend the useful life of an asset are capitalised. The Consolidated Entity applies the cost model in the subsequent measurement of its property, plant and equipment. This means that no revaluations are permitted under the Consolidated Entity asset measurement policy.
Depreciation and amortisation
The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the assets future economic benefits are expected to be consumed. For the majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Assets depreciated using the straight-line method are depreciated over their useful life ranging from 2 — 20 years, depending on the nature of the asset. Each item’s economic life has due regard to both physical life limitations and to present assessments of economically recoverable reserves of the mine property (where appropriate) and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.
Approximately 90% of all fixed assets of the Consolidated Entity are depreciated based on the units-of-production method, using recoverable ounces of gold contained in proved and probable ore reserves as the determinant. Assets which have an estimated useful life that is shorter than the total production period for the mining operation are depreciated on a straight-line basis over the shorter period. Examples of such assets include the Consolidated Entity’s mining fleet, equipment and other similar assets. Certain assets, such as the Consolidated Entity’s processing plant and related infrastructure, which are expected to have an estimated useful life equivalent to the remaining life of mine, are depreciated over that period on a units-of-production basis.

	APPROXIMATE
	PERCENTAGE	APPROXIMATE
	DEPRECIATED AS	PERCENTAGE
FIXED ASSET	UNIT-OF-	DEPRECIATED AS	DEPRECIATION
CLASSIFICATION	PRODUCTION	STRAIGHT-LINE	RATE

Deferred Development	100%	—	Based on applicable reserves
Land & buildings	100%	—	Based on applicable reserves
Plant & equipment	86%	14%	2 — 20 years for straight-line assets Based on applicable reserves for UOP

Total average	90%	10%

Leased assets are depreciated over the shorter of the lease term or the useful lives unless it is reasonably certain that the Consolidated Entity will obtain ownership by the end of the lease term. The classification land and buildings does not include land as a depreciable asset. Land is not depreciated. Mining tenements acquired are carried at cost at date of acquisition less amortisation and impairment losses. Mining tenements are amortised over the life of the mine for which the tenement relates using a unit of production method and reflecting the pattern of economic benefit to the entity. Pre-development costs are tested for impairment when there is an indicator of impairment. Once production commences, pre-development assets are amortised using the unit-of-production method based on estimated recoverable gold ounces contained in proven and probable ore reserves. Subsequently the assets are stated at cost less amortisation and impairment provision.
Other assets depreciated using the straight-line method are depreciated over their useful life ranging from 2 — 20 years depending on the nature of the asset. The lives of major assets are reviewed annually.
The total net carrying values of property, plant and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined. [Refer to accounting policy Note (xii)].
Major spare parts purchased specifically for particular plant and equipment are included in the cost of the plant and equipment and are depreciated over the expected useful life of the item of plant and equipment.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(x) Intangible assets
Exploration rights
Exploration rights have a finite useful life and are carried at cost less accumulated amortisation and impairment losses. Amortisation is charged upon commencement of commercial production and is calculated using the units-of-production method to allocate the cost of exploration rights over their estimated lives. The useful lives of exploration rights are dependent on renewal conditions and other specific terms and conditions of the right.
Mining information
Mining information acquired is carried at the fair value at date of acquisition less amortisation and impairment losses. Mining information is amortised over the life of the mine for which the information relates using a unit of production method and reflecting the pattern of economic benefit to the entity.
Land owner share grants
Share based payments made to landowners for which the Consolidated Entity receives a future economic benefit are recognised as an intangible asset and amortised over the life of the mine or the particular economic benefit to which the payment relates, reflecting the pattern of economic benefit to the entity.
Goodwill
Goodwill arises on the acquisition of subsidiaries.
Goodwill represents the excess of cost of the acquisition over the Consolidated Entity’s interest in the fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. [Refer to accounting policy Note (xii)]
Goodwill is measured at cost less accumulated impairment losses. The Consolidated Entity tests goodwill for impairment annually.
(xi) Inventories
Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.
Cost comprises direct material, direct labour and transportation expenditure in bringing such inventories to their existing location and condition, together with an appropriate portion of fixed and variable overhead expenditure and depreciation and amortisation, based on weighted average costs incurred during the period in which such inventories are produced.
Non-current ore stockpile is ore which is not scheduled to be processed in the twelve months after the Statements of Financial Position date. The Company believes the processing of these stockpiles will have a future economic benefit to the Company and accordingly values these stockpiles at the lower of cost or net realisable value.
Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, or net realisable value. Any provision for obsolescence is determined by reference to specific stock items identified.
During the exploration and development phase, where the cost of extracting the ore exceeds the likely recoverable amount, work in progress inventory is written down to net realisable value.
(xii) Impairment of assets
Property, plant and equipment and other non-current assets (other than inventories) are reviewed at each balance date for indication that the carrying amount may not be recoverable. Where there is an indication that the carrying amount may not be recoverable an impairment test is completed. Impairments of assets are recognised in the Statements of Comprehensive Income whenever the carrying amount of an asset exceeds its recoverable value. In determining recoverable value, reasonable and supportable future cash flow projections of the economic conditions that are expected to exist over the remaining life of each asset are developed. The recoverable amount is measured as the higher of fair value less costs to sell (“FVLCS”) and value in use. FVLCS is the amount obtainable from the sale of an asset or cash generating unit in an arms length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is calculated by discounting future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).
(xiii) Restoration, rehabilitation and environmental expenditure
A provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas.
Community requirements and long-term land use objectives are also taken into account. The provision is raised when the asset is installed and the ground/environment is disturbed at the production location.
The amount of any provision recognised is the full amount that has been estimated based on current costs plus inflation required to settle present obligations, discounted using a pre-tax risk free nominal discount rate that matches the cash flows. Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
When the liability is initially recorded a corresponding asset, which represents future economic benefit arises and is capitalised into the cost of the related asset. At each reporting date the rehabilitation liability is remeasured in line with changes in discount rates and timing or amounts of the costs to be incurred. Restoration and rehabilitation provisions are adjusted for changes in estimates. Adjustments to the estimated amount and timing of future rehabilitation and restoration cash flows are a normal occurrence in light of the significant judgements and estimates involved. Changes in the liability relating to mine rehabilitation and restoration obligations are added to or deducted from the related asset, other than the unwinding of the discount which is recognised as a finance costs in the Statements of Comprehensive Income. Changes to capitalised cost result in an adjustment to future depreciation charges.
For closed sites, changes to estimated costs are recognised immediately in other expenses in the Statements of comprehensive income.
(xiv) Leases
Lihir Gold Limited as Lessee
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
Finance leases are capitalised, recording an asset equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments, including any guaranteed residual values. The corresponding liability, net of finance charges, is included in other short-term and long term payables in the Statements of Financial Position. Finance charges are charged directly to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Consolidated Entity’s general policy on borrowing costs. Assets acquired under finance leases are amortised over the shorter of their estimated useful lives or the lease term if there is no reasonable certainty that the Consolidated Entity will obtain ownership by the end of the lease term. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.
Lease payments for operating leases (net of any incentives received from the lessor), are charged to the cost of sales, exploration costs or corporate costs (depending on the activity), in the Statements of Comprehensive Income on a straight-line basis.
Penalties paid for early settlement of leases are expensed.
(xv) Receivables
Receivables are carried at original invoice amount less provision made for impairment of these receivables. Collectability of receivables is reviewed on an ongoing basis and a provision for impairment of receivables is established when there is objective evidence that the Consolidated Entity may not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor such as bankruptcy, financial reorganisation, default or delinquency-in-payments (more than 30 days overdue) are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the estimated recoverable amount. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the Statements of Comprehensive Income within general and administrative costs. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative costs in the Statements of Comprehensive Income.
(xvi) Payables
Payables include liabilities and accrued expenses owing by the Consolidated Entity which are unpaid as at the end of the reporting period. The amounts are initially recorded at the fair value of the consideration to be paid in the future for goods and services received and then subsequently at amortised cost. The amounts are unsecured.
(xvii) Borrowings
Borrowings are recognised initially at the fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost.
Borrowings are classified as current liabilities unless the Consolidated Entity has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.
(xviii) Other non-derivative financial instruments
Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Management determines the classification of its financial assets at initial recognition. The classification depends on the purpose for which the financial assets were acquired or executed.
Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.
Held to maturity investments
If the Consolidated Entity has the positive intent and ability to hold securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Available-for-sale financial assets
The Consolidated Entity’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in other comprehensive income. When an investment is de-recognised or impaired, the cumulative gain or loss previously recognised in other comprehensive income is transferred to profit or loss. Available for sale financial assets are tested for impairment when the fair value is below cost and the decline in fair value is significant or prolonged. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within 12 months of the end of the reporting period.
Financial assets at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Consolidated Entity manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Consolidated Entity’s documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in the financial income or financial expenses in the Statements of Comprehensive Income. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the end of the reporting period. The Consolidated Entity does not have any financial assets at fair value through profit or loss.
Other
Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. Loans and receivables are classified as “receivables” in the Statements of Financial Position.
(xix) Derivative financial instruments and hedging activities
The Consolidated Entity uses a range of derivative financial instruments to hedge the risk of exposure arising from its operational and investment activities.
Derivatives are initially recognised at fair value on the date they are entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Consolidated Entity designates certain derivatives as either:
1.	hedges of the fair value of recognised assets, liabilities or firm commitments (fair value hedge);

2.	hedges of a particular cash flow risk associated with a recognised asset, liability or highly probable forecast transaction (cash flow hedge); or

3.	hedges of a net investment in a foreign operation (net investment hedge).
The Consolidated Entity documents at the inception of the hedge the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Consolidated Entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. Movements of the hedging reserve in shareholder’s equity are shown in the Statements of Comprehensive Income. The fair value of hedging derivatives is classified as non-current assets or liabilities if the remaining maturity of the hedged item is more than 12 months and as a current asset or liability if the remaining maturity of the hedged item is less than 12 months after the end of the reporting date.
The Consolidated Entity does not currently have any fair value hedges.
Cash flow hedges
The Consolidated Entity may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. The Consolidated Entity may also use derivative financial instruments to hedge some of its exposure to foreign currency fluctuations for expected capital expenditure. The majority of the Consolidated Entity’s production and capital expenditure commitments are un-hedged.
Derivative financial instruments are initially recognised in the Statements of Financial Position at fair value and are subsequently remeasured at their fair values. On the date a derivative contract is entered into, the Consolidated Entity designates the contract as a hedge against specific future production for commodity hedges or planned capital expenditure for foreign currency hedges. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged.
Derivatives that are designated against future production or future capital purchases qualify as cash flow hedges and have been and will continue to be highly effective. Changes in the fair value of these derivatives are recognised in other comprehensive income. Amounts deferred in other comprehensive

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
income are transferred to profit or loss and classified as hedging gains or losses in the same periods during which the hedged gold sales affect the profit or loss for commodity hedges or transferred to the Statements of Financial Position in the same period in which the capital item is purchased for capital purchase hedges as an adjustment to the initial carrying amount of the capital item.
Forward Sales are transactions against which the Consolidated Entity will be obliged to physically deliver when they fall due. The price therefore represents a fixed and guaranteed amount of revenue.
Bought Put Options are transactions that will occur at the discretion of the Consolidated Entity. Should the spot price exceed the strike price of the option on the date on which the option expires, the Consolidated Entity will allow the option to expire and will sell the equivalent amount of gold in the spot market. Conversely, if the strike price is higher than the spot price on that date, the option will be exercised.
Heavy Fuel Oil and diesel Swap hedges entitle the Consolidated Entity to receive a floating price for contracted volumes of Heavy Fuel Oil and diesel exposures in exchange for an obligation to pay a fixed price, where settlement occurs on a periodic basis. These derivative transactions are settled on a net basis whereby, for the agreed volume, the difference between the contracted fixed price and the floating price is settled between the parties.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in Other comprehensive income at that time remains in equity and is recognised when the committed or forecasted production is ultimately recognised in the hedging gains or losses in the Statements of Comprehensive Income or adjusted against the initial carrying amount of the capital item when the forecast capital expenditure is incurred. If the committed or forecast production or capital equipment purchase is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the hedging gains or losses in the Statements of Comprehensive Income.
In assessing the fair value of non-traded derivatives and other financial instruments, the Consolidated Entity obtains a valuation from an independent external party.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in other comprehensive income. The gain or loss relating to the ineffective portion is recognised immediately in the hedging gains or losses in Statements of Comprehensive Income.
Net investment hedges
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in other comprehensive income; the gain or loss relating to the ineffective portion is recognised immediately in the Statements of Comprehensive Income. Gains and losses accumulated in equity are included in the hedging gains/ losses in Statements of Comprehensive Income when the foreign operation is disposed.
Derivatives that do not qualify for hedge accounting
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the hedging gains or losses in Statements of Comprehensive Income.
Hedge book re-structure
Amounts are accumulated in equity for previously designated hedges which were discontinued at the time of the hedge book restructure. These hedges had been effective up to the date of the restructure and the accumulated losses which had been deferred in equity will remain there until the designated underlying forecast sale occurs. At the date of the underlying forecast sale the gain or loss relating to the effective portion is recognised in the hedging gains/ losses in Statements of Comprehensive Income as a non-cash hedging gain/ loss. Further information regarding the hedge book restructure is contained in Note 25.
(xx) Contributed equity
Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares, other than in connection with a business combination, are shown in equity as a deduction, net of tax, from the proceeds.
Where the Company or its subsidiaries purchase’s the Company’s contributed equity, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders’ equity as treasury shares until they are cancelled or transferred. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity.
(xxi) Share-based payments
The Consolidated Entity makes equity-settled share-based payments only. There are two types of share-based payments provided by the Consolidated Entity:
1.	The Lihir Executive Share Plan (the “LESP”), which provides benefits to the executives of the Company; and
2.	Share issues made to local Lihirian landowners through Mineral Resources Lihir Limited (“MRL”).

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Executive share plan
The Company provides benefits to employees of the Consolidated Entity in the form of share-based payments, whereby employees render services in exchange for rights over shares (equity-settled transactions).
The costs of the equity-settled transactions outlined above are measured by reference to the fair value of the equity instrument at the date at which they are granted.
The fair value of share rights granted under the LESP is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the vesting period.
The fair value at grant date is independently determined using a Monte Carlo option pricing model that takes into account the term of the share right, the exercise price, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the share right.
The fair value of the share rights granted is adjusted to reflect market vesting conditions, but excludes the impact of non-market vesting conditions (net present value of the Company, individual performance hurdles). Non-market vesting conditions are included in assumptions about the number of share rights that are expected to become exercisable. At each balance date, the entity revises its estimate of the number of share rights that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.
The amount recognisable as an expense is adjusted to reflect the actual number of equity instruments that vest, except where forfeiture is due to market related conditions.
Share-based payments to local Lihirian landowners
The Company also had an obligation to issue shares under the 2003 Heads of Agreement (“Agreement”) between the Company and MRL (representing the equity held for landowners). These shares were issued to MRL in recognition of the continued cooperative relationship between the Company and local landowners so that the Company can continue to enjoy the right to mine the land and expand the mines activities without interruption or dispute over Lihirian equity in the operation or the Company. The share issue recognises the continued cooperative relationship between the Company and local landowners and the change in circumstances on the island over time insofar as they affect the parties, including, for example, changes in the level of activity since the commencement of mining.
The share based payment was measured by reference to the fair value of the shares issued to MRL under the Agreement at the grant date, being the date a shared understanding of the terms and conditions existed. No vesting conditions are attached to the grant of shares. The share based payment transaction qualifies for capitalisation as an intangible asset and the expense is amortised over the finite life of the asset using a unit-of-production method. The amortisation expense is included in operating costs.
(xxii) Revenue recognition
Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:
1.	the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the Consolidated Entity;

2.	the quantity and quality (grade) of the product can be determined with reasonable accuracy;

3.	the product has been dispatched to the customer and is no longer under the physical control of the Consolidated Entity (or property in the product has earlier passed to the customer);

4.	the selling price can be measured reliably;

5.	it is probable that the economic benefits associated with the transaction will flow to the Consolidated Entity; and

6.	the costs incurred or to be incurred in respect of the transaction can be measured reliably.
Sales revenue represents the gross proceeds receivable from the customer. The Consolidated Entity has a number of counterparties with whom it normally transacts spot sales. Generally the terms of each individual sale is similar in that title passes when the gold is delivered to the counterparty and the Consolidated Entity no longer has possession of the gold. Settlement of the sale is normally effected on the day of delivery unless separately agreed arrangements are made for a specific sale. Contractual arrangements for all of the Consolidated Entity’s sales may vary depending on the counterparty, but all contracts specify the agreed sale price, the delivery date and delivery requirements.
The Consolidated Entity does not use any estimates nor apply any assumptions in recognising revenue, nor does the Consolidated Entity’s sales arrangements contain any provisional pricing.
(xxiii) Hedging income / expense
In the case of the Consolidated Entity’s sales of gold bullion using forward contracts, the Consolidated Entity accounts for these as cash flow hedges. For spot gold transactions, sales are recorded based on the contract terms agreed with the customer before delivery of the refined gold bullion. The terms are fixed and determinable in that there are no provisional terms, do not contain any embedded derivatives, and specifically include the agreed trade date, the agreed ounces of gold to be sold on that date, the agreed price per ounce and the agreed settlement date. All these terms are determinable before delivery of the refined gold to the customer.
The net gain or loss resulting from the use of hedging instruments for gold bullion is recognised separately from revenue in the hedging gains or losses in the Statements of Comprehensive Income. In the case of the Consolidated Entity’s hedging of heavy fuel oil and diesel price exposures using swap agreements, the Consolidated Entity accounts for these as cash flow hedges.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Hedging gains or losses in respect of heavy fuel oil and diesel price exposures are reported within operating expenses.
(xxiv) Interest income
Interest income is recognised using the effective interest rate method.
(xxv) Carbon credits
Carbon emission reduction certificates produced are recognised if it is probable that expected future economic benefits will flow to the Consolidated Entity, and the rights can be measured reliably. Carbon emission reduction certificates are measured at fair value by reference to an active market. Carbon emission rights are recorded as other revenue.
(xxvi) Cash and cash equivalents
For the purpose of the Statements of Cash Flows and Statements of Financial Position, cash includes:

1.	cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and

2.	investments in money market instruments with less than 90 days to maturity from the date of acquisition.
(xxvii) Employee benefits
Wages, Salaries, Salary at Risk, Annual Leave and Sick Leave
Liabilities arising in respect of wages and salaries, salary at risk, annual leave and any other employee benefits expected to be settled within twelve months of the end of the reporting period are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liabilities are settled. These amounts are recognised in “Provisions” (for annual leave and salary at risk) and “Accounts payable and accrued liabilities” (for all other liabilities).
Long Service Leave
The liabilities for long service leave and retention initiative payments are measured at the present value of the estimated future cash outflows to be made by the Consolidated Entity resulting from employees services provided up to the reporting date.
Liabilities for long service leave benefits and retention initiative payments not expected to be settled within twelve months are discounted using the rates attaching to the national government securities at balance date, which most closely match the terms of maturity of the related liabilities. In determining the liability for these long term employee benefits, consideration has been given to expected future increases in wage and salary rates, experience with staff departures and periods of service and statutory obligations. Related on-costs have also been included in the liability.
Defined Contribution Superannuation Plan
A defined contribution plan is a superannuation plan under which the Company pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods.
The contributions made to superannuation funds by the Consolidated Entity are expensed as incurred.
(xxviii) Provisions
Provisions are recognised when the Consolidated Entity has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.
Further information regarding the Consolidated Entity’s rehabilitation and other provisions can be found in Note 23.
(xxix) Dividends
Dividends are recorded in the Company’s financial statements in the period in which they are approved by the Company’s directors.
(xxx) Income tax
Income tax expense represents the sum of the current tax charges and deferred tax movements less any movements taken directly to other comprehensive income.
The current tax expense for the year is the tax payable on the current year’s taxable income. Taxable profit differs from profit as reported in the consolidated Statements of Comprehensive Income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Consolidated Entity’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting date Statements of Financial Position date.
Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Deferred tax assets and liabilities and current tax assets and liabilities are offset when there is a legally enforceable right to set off and when they relate to income taxes levied by the same taxation authority and the Consolidated Entity intends to settle its current tax assets and liabilities on a net basis.
Tax consolidation legislation
The wholly-owned Australian controlled entities of the Company have implemented the Australian tax consolidation legislation. The head entity, Lihir Services Australia Pty Ltd and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right. In addition to its own current and deferred tax amounts, the head entity also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.
Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Australian tax consolidated group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.
(xxxi) Goods and service tax (GST)
Revenues, expenses and assets of operations are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of the acquisition of the asset or part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxing authority is included with receivables or payables on the Statements of Financial Position.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.
(xxxii) Foreign currency translation
Functional and presentation currency
Items included in the financial statements of the Consolidated Entity are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”). The consolidated financial statements are presented in US dollars, which is the Company’s functional and presentation currency.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised as a foreign exchange gain or loss in the profit or loss except when the gain or loss is included in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in other comprehensive income.
Consolidated Entity companies
The results and financial position of all the Consolidated Entity subsidiaries (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
1.	Assets and liabilities for each Statements of Financial Position presented are translated at the closing rate at the end of the reporting period
2.	Income and expenses for each Statements of Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
3.	All resulting exchange differences are recognised in the other comprehensive income.
On consolidation, exchange differences arising from the translation of any balances between entities within the Consolidated Entity, which are in substance a net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income and accumulated in the foreign currency translation reserve. When a foreign operation is sold or borrowings repaid a proportionate share of such exchange differences are recognised in the profit or loss as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
(xxxiii) Business combinations
The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. When equity instruments are issued in an acquisition, the fair value of the instruments is their published price on the date of acquisition.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the acquisition over the fair value of the Consolidated Entity’s share of the identifiable net assets acquired is recorded as goodwill [refer to Note 1 (x)].
(xxxiv) Segment reporting
The Consolidated Entity identifies its reportable operating segments based on the internal reports that are reviewed and used by the Board of director’s in assessing performance and in determining the allocation of resources. Its reporting is on an operational basis.
Corporate office activities are not allocated to operating segments and form part of the balance of unallocated revenue, expenses, assets and liabilities.
(xxxv) Assets and liabilities held for sale and discontinuing operations
Non-current assets (or disposal groups) are classified as held for sale and stated at the lower of their carrying value and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.
The classification as held-for-sale of a non-current asset or disposal group occurs when it is available for immediate sale in its present condition and the sale is highly probable. A sale is considered highly probable if management is committed to a plan to sell the non-current asset or disposal group, an active divestiture programme has been initiated, the non-current assets or disposal group is marketed at a price reasonable to its fair value and the disposal will be completed within one year from classification.
Upon classification of a non-current asset or disposal group as held-for-sale, it is reviewed for impairment. An impairment loss is recognised for any initial and subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset or disposal group, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of de-recognition.
Non-current assets are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised. Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from other assets as current assets in the Statements of Financial Position.
The liabilities of a disposal group classified as held for sale are presented separately from other liabilities as current liabilities in the Statements of Financial Position.
A discontinued operation is a component of the entity that has been disposed of or classified as held for sale and represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line or business or area of operations. The results of discontinued operations are presented separately on the face of the Statements of Comprehensive Income.
(xxxvi) Comparatives
Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year (Note 36).
(xxxvii) Rounding of amounts
The Financial Statements have been rounded to the nearest $100,000 unless otherwise indicated.
NOTE 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of Financial Statements in accordance with International Financial Reporting Standards requires management to make estimates and assumptions concerning the future that affect the amounts reported in the financial statements and accompanying notes. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The most significant estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year relate to the recoverability of long-lived assets and non-current ore stockpiles, the long term price of gold, the provision for restoration and rehabilitation obligations and the recoverability of deferred tax assets. The resulting accounting estimates will, by definition, seldom equal the related actual results. Management believes the assumptions that they have adopted are reasonable and supportable.
Key estimates and assumptions made in the preparation of these financial statements are described below:

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)
Recoverability of long-lived assets
Certain assumptions are required to be made in order to assess the recoverability of long-lived assets. Key assumptions include the future price of gold, future cash flows, an estimated discount rate and estimates of recoverable gold ounces. In addition, cash flows are projected over the life of mine, which is based on estimates of recoverable gold ounces. Estimates of recoverable gold ounces in themselves are dependent on various assumptions, in addition to those described above, including gold cut-off grades. Changes in these estimates could materially impact on recoverable gold ounces, and could therefore affect estimates of future cash flows used in the assessment of recoverable amount, estimates of the life of mine and depreciation and amortisation.
Recoverability of non-current ore stockpiles
Certain assumptions are required to be made in order to assess the recoverability of non-current ore stockpiles. Key assumptions include the estimated recoverable ounces of gold available for future processing, estimated selling price of gold, future costs of completion and selling costs. At year end a sensitivity analysis showed that a 10% decrease in the forward price of gold, or an increase to the future costs to complete, would not have any effect on the carrying value of the Lihir operation non-current ore stockpiles.
Determination of ore reserves and mineral resources and remaining mine life
The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons (as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves as revised December 2004 (the JORC code). Reserves and resources, if applicable, determined in this way are taken into account in the calculation of depreciation, amortisation, impairment, deferred mining costs, rehabilitation and environmental expenditure.
In estimating the remaining life of the mine for the purpose of amortisation and depreciation calculations, due regard is given, not only to the amount of remaining recoverable gold ounces, but also to limitations which could arise from the potential for changes in technology, demand, product substitution and other issues which are inherently difficult to estimate over a lengthy time frame.
Where a change in estimated recoverable gold ounces is made, depreciation and amortisation is accounted for prospectively.
The determination of ore reserves, mineral resources and remaining mine life affects the carrying value of a number of the Consolidated Entity’s assets and liabilities including deferred mining costs and the provision for rehabilitation.
Provision for restoration and rehabilitation obligations
Certain assumptions are required to be made in determining the amount expected to be incurred to settle its obligations in relation to restoration and rehabilitation of the mine site. Key assumptions include the amount and timing of future cash flow estimates. A 10% increase to cost assumptions will result in a $2.9 million increase in the liability. An increase in the discount rate of 1% will result in a decrease in the liability and carrying value of the assets of $3.9 million.
Recoverability of deferred tax assets
Judgement is required in determining whether deferred tax assets are recognised in the Statements of Financial Position. Deferred tax assets, including those arising from un-utilised tax losses require management to assess the likelihood that the Consolidated Entity will generate taxable earnings in future periods, in order to utilise recognised deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and existing tax laws in each jurisdiction. To the extent that cash flows and taxable income differ significantly from estimates, the ability of the Consolidated Entity to realise the net deferred tax assets reported at the reporting date could be impacted.
Additionally, future changes in tax laws in the jurisdictions in which the Consolidated Entity operates could limit the ability of the Consolidated Entity to obtain tax deductions in future periods. See Note 1 (xxx) and Note 13.
Unit-of-production method of depreciation
The Consolidated Entity applies the unit-of-production method for depreciation of its mine specific assets which results in a depreciation or amortisation charge proportional to the depletion of the anticipated remaining life of production. Each item’s economic life, which is assessed annually, has due regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which it is located. These calculations require the use of estimates and assumptions.
Deferred mining costs
The Consolidated Entity defers mining costs during the production stage of its operations which are calculated in accordance with accounting policy Note 1 (vii). Changes in an individual mines pit design or other technical and economic factors that impact reserves may result in changes to the life-of-pit ratio. Changes in the life-of-pit ratio are accounted for prospectively.
Estimated impairment of goodwill
The Consolidated Entity tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 1(x) and 1(xii). The recoverable amount of each cash generating unit has been determined based on a fair value less costs to sell calculation. This calculation required the use of a number of assumptions and critical estimates. Refer to Note 20 for details of these assumptions and the potential impact of changes to the assumptions.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 2: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)
As noted above, judgements are made in designing and applying the Company’s accounting policies. Other than these items and the disclosures made elsewhere in these financial statements, there were no other items of critical judgement that warrant separate disclosure.
NOTE 3: CHANGES IN ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS
The accounting policies and methods of computation are the same as those in the prior annual financial report.
Certain new accounting standards and interpretations have been published that are not mandatory for the 31 December 2009 reporting period. The Consolidated Entity’s assessment of the impact of these new standards and interpretations on the financial report is set out below.

				PRELIMINARY ASSESSMENT ON	APPLICATION
			APPLICATION	THE IMPACT OF THE	DATE FOR THE
			DATE OF	CONSOLIDATED ENTITY’S	CONSOLIDATED
REFERENCE	TITLE	SUMMARY	STANDARD	FINANCIAL REPORT	ENTITY

IFRS 1	First-time Adoption of International Financial Reporting Standards	Amendments relating to oil and gas assets and determining whether an arrangement contains a lease	Annual periods beginning on or after 1 January 2010	Not applicable	Not applicable

IFRS 2	Share-based Payment	Amendments relating to group cash-settled share- based payment transactions	Annual periods beginning on or after 1 January 2010	The Consolidated Entity does not presently have any share-based payment arrangements that will be effected by the amendment	Annual periods beginning on or after 1 January 2010

IFRS 3	Business Combination	Comprehensive revision on applying the acquisition method	Annual periods beginning on or after 1 July 2009	This amendment will impact the accounting for future business combinations effected after adoption of the revised accounting standard.	Annual periods beginning on or after 1 January 2010

IFRS 9	Financial instruments	Phase 1 of replacing IAS 39. Deals with the classification and measurement of financial assets	Annual periods beginning on or after 1 January 2010	The group is currently in the process of evaluating the potential effect of this standard.	Annual periods beginning on or after 1 January 2013

IFRIC 16	Hedges of a net investment in a foreign operation	This interpretation provides clarification for the accounting for hedges of a net investment in a foreign operation	Annual periods beginning on or after 1 October 2009	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2010

IAS 32	Financial Instruments: Presentation	Amendments relating to classification of rights issues	Annual periods beginning on or after 1 February 2010	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2011

IAS 39	Financial Instruments: Recognition and Measurement	Amendments for embedded derivatives when reclassifying financial instruments	Annual periods beginning on or after 30 June 2009	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2010

		Amendments for hedged items	Annual periods beginning on or after 1 July 2009	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2010

Amendments to IFRS	Various	Improvements to International Financial Reporting Standards	Annual periods beginning on or after 1 July 2010	The amendments are not expected to have any impact on the Consolidated Entity at the present time	Annual periods beginning on or after 1 January 2011

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 4: INTEREST IN UN-INCORPORATED JOINT VENTURE ASSETS
The Consolidated Entity has interests in two un-incorporated joint ventures. A 50.1% interest in the Dalgaranga Gold Mines joint venture, which is no longer operating and a 95% interest in the TD Continental exploration joint venture. The Consolidated Entity’s share of assets in both of these joint ventures is immaterial.
NOTE 5: SEGMENT REPORTING
Identification of reportable segments
The Consolidated Entity has identified its reportable operating segments based on the internal reports that are reviewed and used by the Board of directors in assessing performance and in determining the allocation of resources. Its reporting is on an operational basis. Accordingly, the Statements of Comprehensive Income include mine EBITDA as a measure of this operational performance.
The reportable operating segments broadly align with geographical locations with two geographical locations for Australia as this is the source of the Consolidated Entity’s major assets and operating activities which have the most effect on rates of return. The operating performance of each of these segments is reported to the Board of directors on at least a monthly basis.
Corporate office activities are not allocated to operating segments and form part of the balance of unallocated revenue, expenses, assets and liabilities.
Non-GAAP measures
The Company uses certain terminology that is not defined in GAAP. Mine EBITDA is defined as revenue less cost of sales (excluding depreciation and amortisation).
Types of products
The Consolidated Entity operates in the gold mining industry and derives the majority of its revenue from the sale of gold with a minor quantity of by-product revenue from the sale of silver and carbon emission reduction certificates.
Accounting policies and inter-segment transactions
Segment information is prepared in conformity with the accounting policies of the Consolidated Entity as disclosed in Note 1 and Accounting Standard IFRS 8 “Operating Segments”. The following items are not allocated to operating segments as they are not considered part of the core operations of any segment:
•	Interest revenue

•	Finance costs

•	Hedging gains or losses

•	Income taxes

•	Corporate expenses
Segments are presented after elimination of inter-company transactions.
So as to ensure there are no asymmetrical allocations to reportable segments, the following assets and liabilities have been excluded from operating segments:
•	Cash and cash equivalents

•	Current and deferred tax balances

•	Interest bearing loans and borrowings

•	Derivative financial instruments

•	Assets and liabilities of the corporate office
Transfer prices between segments are set on an arms’ length basis in a manner similar to transactions with third parties.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 5: SEGMENT REPORTING (CONTINUED)

					TOTAL	AUSTRALIA
	PAPUA NEW	AUSTRALIA			CONSOLIDATED	(BALLARAT)
PROFIT AND LOSS	GUINEA	(MT RAWDON)	AFRICA	UNALLOCATED	ENTITY	(DISCONTINUED)(1)
YEAR ENDED 31 DECEMBER 2009	US$M	US$M	US$M	US$M	US$M	US$M

Revenue from external customers	828.9	108.5	150.0	—	1,087.4	—
Cost of sales (excluding depreciation and amortisation)	(342.1)	(46.2)	(64.9)	—	(453.2)	—

Mine EBITDA	486.8	62.3	85.1	—	634.2	—

Non-cash cost of sales
Depreciation and amortisation of Mine properties	—	(22.3)	(40.9)	—	(63.2)	—
Other depreciation and amortisation	(91.1)	(5.3)	(23.8)	(1.0)	(121.2)	—

	(91.1)	(27.6)	(64.7)	(1.0)	(184.4)	—
Change in inventories and deferred waste	16.6	0.4	1.8		18.8	—

Gross profit / (loss) from mining operations	412.3	35.1	22.2	(1.0)	468.6	—

Corporate expense	—	—	(5.5)	(40.7)	(46.2)	—
Project studies	(0.1)	—	—		(0.1)	—
Exploration expense	(0.3)	(0.2)	(8.9)		(9.4)	—

Operating profit / (loss) before other income / (expense)	411.9	34.9	7.8	(41.7)	412.9	—

Hedging profit / (loss)	—	—	—	(118.7)	(118.7)	—
Other income and (expenses)	(12.2)	(0.2)	(0.1)	(2.1)	(14.6)	—
Net financial income	—	—	—	3.7	3.7	—

Profit / (loss) before income tax	399.7	34.7	7.7	(158.8)	283.3	—

Income tax expense	—	—	—	(104.6)	(104.6)	—

Net profit / (loss) after tax	399.7	34.7	7.7	(263.4)	178.7	—

Profit / (loss) from discontinued operation, net of income tax	—	—	—	—	—	(412.9)

Capital expenditure	279.1	5.1	49.2	4.8		35.3

(1)	Refer to Note 12

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 5: SEGMENT REPORTING (CONTINUED)

		AUSTRALIA			TOTAL(1)	AUSTRALIA
	PAPUA NEW	(MT RAWDON/			CONSOLIDATED	(BALLARAT/
PROFIT AND LOSS	GUINEA	KIRKALOCKA)	AFRICA	UNALLOCATED	ENTITY	(DISCONTINUED)(2)
YEAR ENDED 31 DECEMBER 2008	US$M	US$M	US$M	US$M	US$M	US$M

Revenue from external customers	667.1	60.0	21.5	—	748.6	—
Cost of sales (excluding depreciation and amortisation)	(322.3)	(33.2)	(5.0)	1.0	(359.5)	—

Mine EBITDA	344.8	26.8	16.5	1.0	389.1	—

Non-cash cost of sales

Depreciation and amortisation of mineral reserves	—	(11.2)	(10.0)	—	(21.2)	—
Other depreciation and amortisation	(66.0)	(2.4)	(7.7)	(0.9)	(77.0)	—

	(66.0)	(13.6)	(17.7)	(0.9)	(98.2)	—
Change in inventories and deferred waste	15.2	—	2.7	—	17.9	—

Gross profit from mining operations	294.0	13.2	1.5	0.1	308.8	—

Corporate expense	—	—	(0.9)	(31.0)	(31.9)	—
Project studies	(2.6)	—	—	—	(2.6)	—
Exploration expense	(5.8)	—	(2.1)	—	(7.9)	—

Operating profit / (loss) before other income / (expense)	285.6	13.2	(1.5)	(30.9)	266.4	—

Hedging profit / (loss)	—	—	—	(75.5)	(75.5)	—
Other income and (expenses)	(28.0)	—	—	(3.0)	(31.0)	—
Net financial income	—	—	—	6.8	6.8	—

Profit / (loss) before income tax	257.6	13.2	(1.5)	(102.6)	166.7	—

Income tax expense				(56.6)	(56.6)	—

Net profit / (loss) after tax	257.6	13.2	(1.5)	(159.2)	110.1	—

Profit / (loss) from discontinued operation, net of income tax	—	—	—	—	—	0.7

Capital expenditure	141	1	27	1		108.8

(1)	Restated (refer Note 36)

(2)	Refer to Note 12

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 5: SEGMENT REPORTING (CONTINUED)

		AUSTRALIA			AUSTRALIA
	PAPUA NEW	(MT RAWDON/			(BALLARAT)
	GUINEA	KIRKALOCKA)	AFRICA	UNALLOCATED	(DISCONTINUED)(2)	GROUP
BALANCE SHEET	US$M	US$M	US$M	US$M	US$M	US$M

As at 31 December 2009
Assets and liabilities
Segment assets	2,052.0	232.7	773.3	560.5	8.5	3,627.0
Segment liabilities	(129.9)	(17.0)	(15.5)	(218.9)	(7.0)	(388.3)

As at 31 December 2008(1)
Assets and liabilities
Segment assets	1,745.1	189.9	611.3	277.2	476.6	3,300.1
Segment liabilities	(85.0)	(24.6)	(13.0)	(222.5)	(19.2)	(364.3)

(1)	Restated (refer Note 36)

(2)	Refer to Note 12
Major customers
The Consolidated Entity does not rely on any major customers for the sale of gold. Gold sales are regularly transacted on a spot basis with various institutions in the market place and although more than 10% of revenue may be derived from certain institutions this is solely at the discretion of the Consolidated Entity.
The following table shows customers with transactions amounting to 10% or more of revenues, and the segment reporting the revenue. The customers are identified and ranked in the order of their contribution to revenue and accordingly in any given reporting period the identification of a customer may differ.

	2009
CUSTOMER	$M	SEGMENT REPORTING REVENUE

1	193.0	Papua New Guinea / Australia
2	184.4	Papua New Guinea / Africa
3	106.4	Papua New Guinea
4	104.6	Papua New Guinea

	2008
CUSTOMER	$M	SEGMENT REPORTING REVENUE

1	89.1	Papua New Guinea / Africa
2	82.7	Papua New Guinea
3	79.2	Papua New Guinea
4	77.5	Papua New Guinea

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 6: REVENUE

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008(1)	2009	2008

Gold sales	1,083.0	742.7	827.5	662.4
Silver sales	3.2	1.4	0.2	0.2
Other revenue(2)	1.2	4.5	1.2	4.5

	1,087.4	748.6	828.9	667.1

(1)	Restated (refer Note 36)

(2)	Other revenue includes certified emission reduction certificate credits
NOTE 7: EMPLOYEE EXPENSES

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008	2009	2008

Equity settled share-based payment compensation	(9.3)	(4.7)	(1.6)	(0.9)
Defined contribution superannuation expense	(8.2)	(7.3)	(5.3)	(5.4)
Other personnel expenses	(110.8)	(80.8)	(77.2)	(66.1)

	(128.3)	(92.8)	(84.1)	(72.4)

NOTE 8: COST OF SALES

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008(1)	2009	2008

Operating costs	(528.7)	(452.5)	(439.2)	(435.2)
Royalties, levies & production taxes	(25.6)	(17.8)	(18.3)	(15.5)
Refining costs	(4.3)	(3.6)	(4.1)	(3.4)
Depreciation & amortisation	(184.4)	(98.2)	(91.4)	(66.7)
Deferred mining costs	41.2	40.0	25.8	36.1
Changes in inventories	88.2	94.2	89.1	87.7
Stores inventories obsolescence	(1.0)	(0.1)	(1.0)	(0.1)
Foreign exchange loss	(4.2)	(1.8)	(3.9)	(1.8)

	(618.8)	(439.8)	(443.0)	(398.9)

(1)	Restated (refer Note 36)
NOTE 9: HEDGING LOSS

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008	2009	2008

Cash hedging loss	(7.7)	(9.9)	—	—
Non-cash hedging loss(2)	(111.0)	(65.6)	(102.4)	(76.7)

	(118.7)	(75.5)	(102.4)	(76.7)

(1)	Restated (refer Note 36)

(2)	Reflecting $102.4 million from the closed-out LGL hedge book in 2007 and $8.6 million from the closed-out Equigold hedge book.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 10: OTHER INCOME AND EXPENSES

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008	2009	2008

Other income
Insurance recovery	4.0	—	4.0	—
Profit on sale of available for sale assets	3.1	—	—	—
Other income	0.1	0.3	—	—

	7.2	0.3	4.0	—

Other expenses
Impairment of listed equity securities(1)	—	(3.2)	—	—
Impairment of subsidiaries	—	—	(549.6)	—
Net property, plant and equipment loss on disposal	(17.2)	(28.1)	(16.1)	(28.0)
Provision for rehabilitation	(1.0)	—	—	—
Other expense	(3.6)	—	—	—

	(21.8)	(31.3)	(565.7)	(28.0)

(1)	Listed share investments with a significant or prolonged decline in fair value below cost have been impaired. The impairment loss is equivalent to the difference in the listed market valuation at 31 December 2008 and the cost of the respective securities.
NOTE 11: FINANCIAL INCOME AND EXPENSES

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008(1)	2009	2008

Financial income
Interest income	2.4	3.0	1.4	1.5
Foreign exchange gain	6.7	4.2	3.7	—
Other income	—	0.1	—	—

	9.1	7.3	5.1	1.5

Financial expenses
Accretion expense on rehabilitation	(4.3)	(0.4)	(3.8)	(0.3)
Other interest & financing	(1.1)	(0.1)	(0.1)	—

	(5.4)	(0.5)	(3.9)	(0.3)

(1)	Restated (refer Note 36)

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 12 DISCONTINUED OPERATION
A comprehensive review of the Ballarat operation was completed in mid June 2009 indicating that mining in bulk production quantities would not be sustainable due to the nature of the ore body. Consequently in July 2009 the Consolidated Entity announced that a process for selling the Ballarat assets had been initiated. The Consolidated Entity is of the view that any future value of the assets will be linked to any sales proceeds.
As at the date of this report the Consolidated Entity has not entered into a binding sale agreement.
(a) The results of the discontinued operations for the year are presented below:

	CONSOLIDATED ENTITY
	$M
	2009	2008

Revenue	15.1	7.0
Expenses	(46.3)	(7.0)

Gross loss	(31.2)	—
Exploration expense	—	(0.6)
Other income	0.5	—
Other expenses	—	—
Impairment	(546.1)	—
Financial income	—	0.5
Financial expenses	—	(0.1)

Loss before tax from discontinued operation	(576.8)	(0.2)
Income tax benefit	163.9	0.9

Net (loss) / profit after tax from discontinued operation	(412.9)	0.7

(b) The net cash flows of the discontinued operations are as follows:

	CONSOLIDATED ENTITY
	$M
	2009	2008

Net cash used in operating activities	(33.5)	(1.7)
Net cash used in investing activities	(23.4)	(108.1)
Net cash used in financing activities	(0.3)	(0.4)

Net cash used in discontinued operation	(57.2)	(110.2)

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 12: DISCONTINUED OPERATION (CONTINUED)
(c) Assets and liabilities — held for sale operations:

2009

$M

BALANCE SHEET

Assets classified as held for sale
Trade and other receivables	0.1
Inventories	2.1
Other assets	0.3
Property plant and equipment	6.0
Deferred income tax asset	—

Assets classified as held for sale	8.5

Liabilities classified as held for sale
Accounts payable & accrued liabilities	1.4
Provisions	5.3
Borrowings and finance facilities	0.3
Deferred income tax liability	—

Liabilities classified as held for sale	7.0

Net assets classified as held for sale	1.5

Impairment test for Ballarat
During the year the Consolidated Entity has recognised an impairment loss in respect of the Ballarat operation cash generating unit.
A comprehensive review of the Ballarat operation was completed in mid June 2009 indicating that mining in bulk production quantities would not be sustainable due to the nature of the ore body. Consequently in July 2009 the Consolidated Entity announced that a process for selling the Ballarat assets had been initiated. The Consolidated Entity is of the view that any future value of the assets will be linked to any sales proceeds.
As at the date of this report the Consolidated Entity has yet to receive an offer price or a set price in a binding sale agreement.
The net assets of the Ballarat cash generating unit have been impaired and are carried at nil value as at 31 May 2009. An impairment charge of $546 million before tax has been recognised in other expenses. This includes $31 million in respect of goodwill allocated to the Ballarat cash generating unit. The tax effect of this impairment charge is $137 million giving rise to a total impairment charge net of tax of $409 million. After allowing for the non-recognition for accounting purposes of deferred tax assets of $18 million in respect of Australian tax losses, deferred tax assets of $51 million remain in the Consolidated Entity’s Statement of Financial Position in respect of Ballarat assets.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 13: INCOME TAX
(a) Income tax expense / (benefit) for the year has been calculated as follows:

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008	2009	2008

Income Tax Expense
Current tax	—	—	—	—
Under / (over) provided in prior years	—	—	—	—

Deferred tax	(60.4)	56.2	83.5	47.3
Under / (over) provided in prior years	1.1	(0.5)	(2.0)	—

Total income tax (benefit) / expense	(59.3)	55.7	81.5	47.3

Income tax expense from continuing operation	104.6	56.6	81.5	47.3
Income tax benefit from discontinued operation	(163.9)	(0.9)	—	—

The tax on the Consolidated Entity’s profit before tax differs from the theoretical amount that would arise using the tax rate applicable to profits of the Company as follows:

Numerical reconciliation of income tax expense / (benefit) to prima facie tax payable
Profit / (loss) before tax from continuing operations	283.3	166.7	(284.5)	150.4
Adjust Côte d’Ivoire profit tax holiday	(8.9)	(4.4)	—	—

	274.4	162.3	(284.5)	150.4
Loss before tax from discontinued operations	(576.8)	(0.2)	—	—

	(302.4)	162.1	(284.5)	150.4

Prima facie income tax expense / (benefit) on before tax profit at 30%	(90.7)	48.7	(85.4)	45.1
Tax effect of amounts which are not deductible (taxable) in calculating taxable income
- Expenses not deductible for tax purposes	7.9	7.6	169.3	2.3
- Tax losses not recognised from Côte d’Ivoire (Exploration)	2.7	—	—	—
- De-recognition of deferred tax assets(1)	20.3	—	—	—
- Application of capital losses	(0.2)	—	—	—
- Section 72A double deductions	(0.4)	(0.1)	(0.4)	(0.1)

	(60.4)	56.2	83.5	47.3

Adjustment for current tax of prior periods
Under / (Over) provided in prior years	1.1	(0.5)	(2.0)	—

Tax (benefit) / expense	(59.3)	55.7	81.5	47.3

(1)	De-recognition of deferred tax assets includes tax losses de-recognised of $20.3 million

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 13: INCOME TAX (CONTINUED)

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008(1)	2009	2008

(b) Deferred Income Tax
Deferred tax assets:	208.3	226.6	84.1	169.5

Deferred tax liabilities:	(295.0)	(337.5)	(162.6)	(137.9)

	(86.7)	(110.9)	(78.5)	31.6

The gross movement of the deferred tax account is as follows:

Balance at beginning of year	(110.9)	59.1	31.6	101.3
Credited / (charged) to profit and loss	18.6	(55.7)	(81.5)	(47.3)
Included in discontinued operation	61.0	—	—	—
Acquired on business combination	—	(112.4)	—	—
De-recognised losses charged to P&L(2)	(20.3)	—	—	—
Translation adjustments	(9.8)	24.9	—	—
Tax charged to equity	(25.3)	(26.8)	(28.6)	(22.4)

Balance at end of year	(86.7)	(110.9)	(78.5)	31.6

Deferred tax (liability) / asset — PNG	(78.6)	31.6	(78.5)	31.6
Deferred tax (liability) / asset — CÔTE D’IVOIRE	(67.0)	(64.2)	—	—
Deferred tax asset / (liability) — Australia	58.9	(78.3)	—	—

Balance at end of year	(86.7)	(110.9)	(78.5)	31.6

(1)	Restated (refer Note 36)

(2)	The Company has carry forward tax losses of $135.3 million ($40.5 million at the applicable 30% tax rate) recognised as an asset as at balance date as part of the Deferred tax asset recognised for Australia noted above with losses amounting to $67.6 million ($20.3 million at the applicable 30% tax rate) that are not currently recognised.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 13: INCOME TAX (CONTINUED)
The Consolidated Entity has a legally enforceable right to offset current tax assets and liabilities where levied by the same taxation authority. Deferred tax assets and liabilities are offset by the Consolidated Entity to the extent that they relate to the same taxable entity and are levied by the same taxation authority.
(c) Movements in deferred tax assets and deferred tax liabilities
CONSOLIDATED ENTITY

	PROVISIONS
	AGAINST		TAX
DEFERRED TAX ASSETS	ASSETS	DERIVATIVES	LOSSES(1)	OTHER(2)	TOTAL(4)

At 1 January 2008	12.0	—	227.7	4.7	244.4
Credited / (charged) to profit and loss	(1.2)	—	(13.1)	(16.1)	(30.4)
Translation adjustment	(0.3)	(3.8)	—	11.0	6.9
Acquired on business combination	4.8	15.8	—	1.6	22.2
Charged to equity	—	6.7	(23.2)	—	(16.5)

At 1 January 2009	15.3	18.7	191.4	1.2	226.6
Credited / (charged) to profit and loss	11.5	(14.0)	(66.4)	69.4	0.5
Translation adjustment	1.2	1.6	4.4	6.3	13.5
Acquired on business combination	—	—	—	—	—
Credited / (charged) to equity	—	(6.3)	(30.7)	4.7	(32.3)

At 31 December 2009	28.0	0.0	98.7	81.6	208.3

	ACCELERATED
DEFERRED TAX	TAX	CONSUMABLE	DEFERRED	PREPAID	MINING
LIABILITIES	DEPRECIATION	STORES	MINING	INSURANCE	TENEMENTS	DERIVATIVES	OTHER(3)	TOTAL(4)

At 1 January 2008	(38.1)	(6.4)	(66.0)	(0.8)	(66.8)	—	(7.2)	(185.3)
Credited / (charged) to profit and loss	(20.3)	(8.3)	(10.0)		3.3	—	10.0	(25.3)
Translation adjustment	1.0	—	0.1	—	12.9	—	4.0	18.0
Acquired on business combination	(4.0)	—	(1.0)	—	(128.7)	—	(0.9)	(134.6)
Charged to equity	—	—	—	—	—	(0.4)	(9.9)	(10.3)

At 1 January 2009	(61.4)	(14.7)	(76.9)	(0.8)	(179.3)	(0.4)	(4.0)	(337.5)
Credited / (charged) to profit and loss	(13.2)	3.2	(12.8)	0.7	85.8	—	(4.9)	58.8
Translation adjustment	(0.2)	—	(0.4)	—	(21.4)	0.2	(1.5)	(23.3)
Acquired on business combination	—	—	—	—	—	—	—	—
Credited / (charged) to equity	—	—	—	—	—	(3.1)	10.1	7.0

At 31 December 2009	(74.8)	(11.5)	(90.1)	(0.1)	(114.9)	(3.3)	0.3	(295.0)

(1)	Includes tax losses recognised amounting to $40.5 million for Australia and $58.2 million for Papua New Guinea

(2)	Other includes deferred tax assets associated with the discontinuance of the Ballarat operation

(3)	Other includes share-based payments

(4)	Restated (refer Note 36)

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 13: INCOME TAX (CONTINUED)
Deferred income tax assets are recognised for tax losses carried forward and other temporary differences to the extent that the realisation of the related tax benefit through future taxable profits is probable. Where the tax losses relate to PNG they can be carried forward for a period not exceeding 20 years. The tax losses arising in the Australian jurisdiction can be carried forward indefinitely. The Consolidated Entity is entitled to a tax holiday in Côte d’Ivoire in respect of taxable profits generated through mining operations in that jurisdiction. Any tax losses generated in Côte d’Ivoire may be carried forward for a period not exceeding 5 years from the end of the year in which the losses are incurred. Tax losses generated through depreciation may be carried forward indefinitely.
COMPANY

	PROVISIONS
DEFERRED TAX	AGAINST		TAX
ASSETS	ASSETS	DERIVATIVES	LOSSES	OTHER(1)	TOTAL

At 1 January 2008	11.2	—	183.3	1.1	195.6
Credited / (charged) to profit and loss	2.1	—	(8.6)	2.0	(4.5)
Acquired on business combination	—	—	—	—	—
Credited / (charged) to equity	—	—	(23.0)	1.4	(21.6)

At 1 January 2009	13.3	—	151.7	4.5	169.5
Credited / (charged) to profit and loss	3.0	—	(62.8)	—	(59.8)
Acquired on business combination	—	—	—	—	—
Credited / (charged) to equity	—	—	(30.7)	5.1	(25.6)

At 31 December 2009	16.3	—	58.2	9.6	84.1

	ACCELERATED
DEFERRED TAX	TAX	CONSUMABLE	DEFERRED	PREPAID
LIABILITIES	DEPRECIATION	STORES	MINING	INSURANCE	DERIVATIVES	OTHER(1)	TOTAL

At 1 January 2008	(20.9)	(6.4)	(66.3)	(0.8)	—	0.1	(94.3)
Charged to profit and loss	(24.4)	(8.2)	(10.1)	—	—	(0.6)	(43.3)
Acquired on business combination	—	—	—	—	—	—	—
Charged to equity	—	—	—	—	(0.3)	—	(0.3)

At 1 January 2009	(45.3)	(14.6)	(76.4)	(0.8)	(0.3)	(0.5)	(137.9)
Credited / (charged) to profit and loss	(18.3)	3.3	(7.7)	0.7	—	0.3	(21.7)
Acquired on business combination	—	—	—	—	—	—	—
Charged to equity	—	—	—	—	(3.0)	—	(3.0)

At 31 December 2009	(63.6)	(11.3)	(84.1)	(0.1)	(3.3)	(0.2)	(162.6)

(1)	Other includes share-based payments

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 13: INCOME TAX (CONTINUED)
INCOME TAX ON OTHER COMPREHENSIVE INCOME

	CONSOLIDATED ENTITY			COMPANY
	$M			$M
2009	BEFORE TAX	TAX EFFECT	NET OF TAX	BEFORE TAX	TAX EFFECT	NET OF TAX

Exchange difference on translation of foreign operations	104.6	10.3	114.9	—	—	—
Deferred loss on cash flow hedges	140.1	(40.1)	100.0	112.5	(33.8)	78.7
Net change in fair value of available for sale financial assets	3.0	(0.6)	2.4	—	—	—

Other comprehensive income	247.7	(30.4)	217.3	112.5	(33.8)	78.7

	CONSOLIDATED ENTITY			COMPANY
	$M			$M
2008	BEFORE TAX	TAX EFFECT	NET OF TAX	BEFORE TAX	TAX EFFECT	NET OF TAX

Exchange difference on translation of foreign operations	(154.9)	(11.7)	(166.6)	—	—	—
Deferred loss on cash flow hedges	44.0	(16.5)	27.5	77.2	(23.2)	54.0
Net change in fair value of available for sale financial assets	(2.2)	0.6	(1.6)	—	—	—

Other comprehensive income	(113.1)	(27.6)	(140.6)	77.2	(23.2)	54.0

NOTE 14: CASH AND CASH EQUIVALENTS

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008	2009	2008

Cash at bank and on hand	82.0	39.6	13.4	22.8
Short term deposits with financial institutions	391.5	25.1	391.3	25.1

	473.5	64.7	404.7	47.9

Under the Bank of PNG “Summary Foreign Exchange Guidelines”, the Company’s exports and export related receipts can be undertaken without exchange control authority, provided the transactions occur through a foreign currency account that has been approved by the Bank of PNG and certain monthly reporting requirements are completed.
For Bank of PNG authority to be given for a foreign currency account, the Company must have regular and significant foreign currency income from export of physical goods and significant contractual payment obligations to overseas residents must exist. The Company must report on a monthly basis via Balance of Payment Forms in respect of all transactions on the foreign currency account.
Under the exchange control regulations in Côte d’Ivoire there are certain regulations on the transfer of funds out of Côte d’Ivoire to the Company or any of its subsidiaries located outside of Côte d’Ivoire. Revenue generated from gold sales and settled to offshore foreign currency accounts is repatriated back to foreign currency accounts held within Côte d’Ivoire in accordance with exchange controls. At 31 December 2009 total cash held in Côte d’Ivoire was $9.2 million (2008: $10.0 million).

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 15: NOTE TO STATEMENTS OF CASH FLOWS

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008	2009	2008

Reconciliation of cash flow from operating activities to operating profit after tax
Net (loss) / profit after tax	(234.2)	110.8	(366.0)	103.1
Hedge book restructure payments and receipts
Purchase of gold to close out hedge book	(37.9)	—	—	—
Add back non-cash items:
Depreciation and amortisation	184.4	98.2	91.4	66.7
Provision for doubtful debts	(1.0)	0.7	(1.0)	0.7
Non-cash hedging loss	111.0	65.6	102.4	76.6
Impairment losses	546.1	3.2	549.6	—
Other non-cash items	1.8	(0.8)	4.0	1.1
Share based payment expenses	9.3	4.7	1.6	0.9
Add back items presented in investing or financing
Loss on disposal of assets	14.1	27.9	16.1	28.0
Interest income	(2.4)	(3.5)	(1.4)	(1.5)
Interest and financing costs	(0.3)	0.2	—	—

Change in operating assets and liabilities net of purchase of subsidiary and translation differences
(Increase) / decrease in debtors and prepayments	(6.9)	(8.0)	(9.8)	(5.4)
(Increase) / decrease in inventories	(102.1)	(107.4)	(95.7)	(103.4)
(Increase) / decrease in deferred mining costs	(40.8)	(36.4)	(25.8)	(36.0)
Increase / (decrease) in operating payables	21.5	(1.8)	11.9	1.5
Increase / (decrease) in operating provisions	13.9	(1.3)	5.1	2.8
Increase / (decrease) in provision for income taxes payable	—	4.6	—	—
(Decrease) / increase in provision for deferred income tax	(59.3)	55.7	76.4	47.3

Net cash flow from operating activities	417.2	212.4	358.8	182.4

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 16: RECEIVABLES

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008	2009	2008

CURRENT
Other amounts receivable from third parties	21.1	25.9	18.1	20.4
Less: Provision for doubtful accounts	(6.0)	(4.9)	(6.0)	(5.0)
Other debtors — related parties and controlled entities	—	—	14.3	5.4

	15.1	21.0	26.4	20.8

NON-CURRENT
Other debtors — related parties and controlled entities	—	—	—	—
Other amounts receivable from third parties	0.1	0.4	0.1	0.5

	0.1	0.4	0.1	0.5

NOTE 17: INVENTORIES

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008	2009	2008

CURRENT
Stores	86.5	74.2	78.4	71.8

Ore stockpiles	57.7	46.7	53.2	41.2
Gold in circuit	7.4	7.9	4.3	5.2
Finished goods	10.9	10.2	6.3	4.5

	162.5	139.0	142.2	122.7

NON-CURRENT
Ore stockpiles	333.3	255.0	328.8	252.6

	333.3	255.0	328.8	252.6

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 18: DEFERRED MINING COSTS

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008(1)	2009	2008

NON-CURRENT
Deferred mining costs	299.5	257.0	280.2	254.4

	299.5	257.0	280.2	254.4

Movements:

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008(1)	2009	2008

Carrying amount at start of year	257.0	218.3	254.4	218.3
- Cash waste costs attributable to current year mining activity	(20.2)	(7.7)	(20.2)	(7.7)
- Non-cash waste costs attributable to current year mining activity(2)	(2.6)	(1.0)	(2.6)	(1.0)
- Total cash costs of material mined during the period (cash)	54.0	41.7	40.6	38.7
- Total non-cash costs of material mined during the period(2)	10.0	6.2	8.0	6.1
- Translation adjustments	1.3	(0.5)	—	—

Carrying amount at end of year	299.5	257.0	280.2	254.4

(1)	Restated (refer Note 36)

(2)	Non-cash costs comprise depreciation and amortisation on operating property, plant and equipment.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 19: PROPERTY, PLANT AND EQUIPMENT

		CONSOLIDATED ENTITY		COMPANY
		$M		$M
	Note	2009	2008(1)	2009	2008

LAND AND BUILDINGS
Cost brought forward		133.9	125.7	133.4	124.6
Transfers from capital works in progress		9.9	9.5	4.6	9.5
Assets acquired through business combination	31	—	1.5	—	—
Reclassification		(4.5)	—	(6.3)	—
Disposals		(0.1)	(1.9)	(0.1)	(0.7)
Translation adjustments		0.3	(0.9)	—	—

Cost carried forward		139.5	133.9	131.6	133.4
Depreciation brought forward		(35.6)	(31.6)	(35.6)	(31.6)
Charge for the year		(5.3)	(4.2)	(4.4)	(4.2)
Reclassification		5.6	—	6.3	—
Disposals		—	0.2	—	0.2
Impairment for the year(2)		(0.9)	—	—	—

Depreciation carried forward		(36.2)	(35.6)	(33.7)	(35.6)

Net book value		103.3	98.3	97.9	97.8

PLANT AND EQUIPMENT
Cost brought forward		1,176.6	965.9	996.3	957.9
Additions		18.6	11.5	—	—
Transfers from capital works in progress		77.7	217.4	67.6	81.9
Transfers to assets held for sale		(6.0)
Assets acquired through business combination	31	—	31.8	—	—
Reclassification		(2.9)	—	(30.9)	—
Disposals		(54.9)	(42.1)	(42.1)	(43.5)
Translation adjustments		22.5	(7.9)	—	—

Cost carried forward		1,231.6	1,176.6	990.9	996.3
Depreciation brought forward		(329.8)	(283.0)	(318.6)	(282.1)
Charge for the year		(88.5)	(64.4)	(67.0)	(51.5)
Reclassification		1.5	—	30.9	—
Disposals		38.5	17.7	26.4	15.0
Impairment for the year(2)		(58.7)	—	—	—
Translation adjustments		(14.0)	(0.1)	—	—

Depreciation carried forward		(451.0)	(329.8)	(328.3)	(318.6)

Net book value		780.6	846.8	662.6	677.7

(1)	Restated (refer Note 36)

(2)	Refer to Note 12

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 19: PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

		CONSOLIDATED ENTITY		COMPANY
		$M		$M
	NOTE	2009	2008(1)	2009	2008

DEFERRED DEVELOPMENT
Cost brought forward		703.7	639.1	337.5	297.6
Additions		17.3	105.1	—	—
Transfers from capital works in progress		14.1	42.0	14.0	42.0
Assets acquired through business combination	31	—	6.4	—	—
Reclassification		(24.6)	—	(20.1)	—
Disposals		(1.2)	(2.1)	(1.2)	(2.1)
Translation adjustments		36.8	(86.8)	—	—

Cost carried forward		746.1	703.7	330.2	337.5
Depreciation brought forward		(113.8)	(101.3)	(111.8)	(101.3)
Charge for the year		(21.0)	(12.9)	(19.2)	(10.9)
Reclassification		19.3	—	20.1	—
Impairment for the year(2)		(407.6)	—	—	—
Disposals		0.5	0.4	0.5	0.4
Translation adjustments		1.0	—	—	—

Depreciation carried forward		(521.6)	(113.8)	(110.4)	(111.8)

Net book value		224.5	589.9	219.8	225.7

MINE PROPERTIES
Cost brought forward		487.6	—	—	—
Assets acquired through business combination	31	—	544.3	—	—
Translation adjustments		45.4	(56.7)	—	—

Cost carried forward		533.0	487.6	—	—
Depreciation brought forward		(21.2)	—	—	—
Charge for the year		(63.2)	(21.2)	—	—
Translation adjustments		(3.8)	—	—	—

Depreciation carried forward		(88.2)	(21.2)	—	—

Net book value		444.8	466.4	—	—

(1)	Restated (refer Note 36)

(2)	Refer to Note 12

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 19: PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	CONSOLIDATED ENTITY			COMPANY
	$M			$M
	NOTE	2009	2008(1)	2009	2008

PRE-DEVELOPMENT
Cost brought forward		4.3	—	—	—
Additions		28.3	4.3	5.3	—
Reclassification		3.8	—	—	—
Disposals		—	—	—	—
Translation adjustments		—	—	—	—

Cost carried forward		36.4	4.3	5.3	—
Depreciation brought forward		—	—	—	—
Charge for the year		0.4	—	—	—
Reclassification		(1.7)

Translation adjustments		(1.2)	—	—	—

Depreciation carried forward		(2.5)	—	—	—

Net book value		33.9	4.3	5.3	—

CAPITAL WORKS IN PROGRESS
Cost brought forward		87.1	107.7	84.0	64.4
Additions		298.7	183.2	278.9	153.0
Transfers		(101.7)	(268.9)	(86.2)	(133.4)
Assets acquired through business combination	31	—	80.3	—	—
Reclassification		3.5	—
Translation adjustments		0.1	(15.2)	—	—

Costs carried forward		287.7	87.1	276.7	84.0

Net book value		287.7	87.1	276.7	84.0

(1)	Restated (refer Note 36)

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 19: PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	CONSOLIDATED ENTITY			COMPANY
	$M			$M
	NOTE	2009	2008(1)	2009	2008

REHABILITATION
Cost brought forward		14.1	5.2	10.0	5.2
Additions		5.4	6.7	3.4	4.8
Assets acquired through business combination	31	—	2.2	—	—
Disposals		(2.1)

Translation adjustments		0.4	—

Cost carried forward		17.8	14.1	13.4	10.0

Amortisation brought forward		(2.9)	(2.7)	(2.8)	(2.7)
Charge for the year		(0.6)	(0.2)	(0.1)	(0.1)
Disposals		2.1
Impairment for the year		(2.4)	—	—	—
Translation adjustments		—	—	—	—

Amortisation carried forward		(3.8)	(2.9)	(2.9)	(2.8)

Net book value		14.0	11.2	10.5	7.2

Total property, plant & equipment		1,888.8	2,104.0	1,272.8	1,092.4

Included in property plant and equipment is capitalised interest and financing costs of $6.0 million (2008: $2.9 million). During the period the Company utilised credit facilities to borrow funds specifically for the purpose of purchasing capital items for the million ounce plant upgrade expansion project. 100% of the interest cost on the funds borrowed for this purpose has been capitalised.

(1)	Restated (refer Note 36)

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 20: INTANGIBLE ASSETS

	CONSOLIDATED ENTITY			COMPANY
	$M			$M
	NOTE	2009	2008(1)	2009	2008

MINING INFORMATION
Cost brought forward		55.9	49.2	—	—
Acquired through business combination	31	—	23.2	—	—
Translation adjustments		9.6	(16.5)	—	—

Cost carried forward		65.5	55.9	—	—
Amortisation brought forward		(1.0)	—	—	—
Charge for the year		(2.4)	(1.2)	—	—
Impairment for the year(2)		(43.6)	—	—	—
Translation adjustments		(0.4)	0.2	—	—

Amortisation carried forward		(47.4)	(1.0)	—	—

Closing net book value		18.1	54.9	—	—

EXPLORATION RIGHTS
Cost brought forward		148.8	1.9	—	—
Acquired through business combination	31	—	147.2	—	—
Translation adjustments		0.1	(0.3)	—	—

Cost carried forward		148.9	148.8	—	—

Amortisation brought forward		—	—	—	—
Charge for the year		—	—	—	—
Impairment for the year		(1.7)	—	—	—
Translation adjustments		—	—	—	—

Amortisation carried forward		(1.7)	—	—	—

Closing net book value		147.2	148.8	—	—

LICENSES
Cost brought forward		—	0.1	—	—
Acquired through business combination	31	—	—	—	—
Translation adjustments		—	(0.1)

Cost carried forward		—	—	—	—

Closing net book value		—	—	—	—

GOODWILL
Cost brought forward		195.7	35.3	—	—
Acquired through business combination	31	—	168.1	—	—
Translation adjustments		3.6	(7.7)

Cost carried forward		199.3	195.7	—	—
Amortisation brought forward		—	—	—	—
Charge for the year		—	—	—	—
Impairment for the year(2)		(31.2)	—	—	—
Translation adjustments		—	—	—	—

Amortisation carried forward		(31.2)	—	—	—

Closing net book value		168.1	195.7	—	—

(1)	Restated (refer Note 36)

(2)	Refer to Note 12

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 20: INTANGIBLE ASSETS (CONTINUED)

	CONSOLIDATED ENTITY			COMPANY
	$M			$M
	Note	2009	2008(1)	2009	2008)

OTHER INTANGIBLE ASSETS
Cost brought forward		22.3	7.7	7.7	7.7
Acquired through business combination	31	—	14.8	—	—
Transferred from capital works in progress		2.0	—	—	—
Disposals		—	(0.2)	—	—
Additions		—	—	—	—
Translation adjustments		(0.1)	—	—	—

Cost carried forward		24.2	22.3	7.7	7.7

Amortisation brought forward		(2.4)	(0.7)	(1.4)	(0.7)
Charge for the year		(3.8)	(1.7)	(0.7)	(0.7)
Translation adjustments		0.6	—	—	—

Amortisation carried forward		(5.6)	(2.4)	(2.1)	(1.4)

Closing net book value		18.6	19.9	5.6	6.3

Total intangible assets		352.0	419.3	5.6	6.3

(1)	Restated (refer Note 36)
Impairment test for goodwill
To test for impairment, the Consolidated Entity has applied the fair value less cost to sell methodology to determine the recoverable amount of a cash generating unit (CGU). Recoverable amount has been assessed using discounted cash flow analysis.
In applying the fair value less costs to sell methodology the Consolidated Entity has included the future conversion of resources into production and the associated capital and development expenditure into the discounted cash flows.
As part of the Consolidated Entity’s annual planning process, each CGU produces a number of strategic business plan (SBP) cases incorporating different risk parameters such as production levels and ultimate mine life. These cases incorporate cash flow projections based on financial and operating parameters approved by management. The methodology for determining the present value of future cash flows is to weight the likelihood of each case on the basis of the underlying confidence levels assessed by management.
The carrying amount of goodwill as at 31 December 2009 is:

$M

Ballarat CGU	—
Mount Rawdon CGU	—
African CGUs	168.1

168.1

At 31 December 2009 the Company determined that there is no impairment of its continuing CGU’s containing goodwill or intangible assets with indefinite useful lives. Information relating to impairment and discontinuance of the Ballarat CGU is set out in Note 12.
Key assumptions used for fair value less costs to sell of the African CGUs
The African CGUs have been tested for impairment using a fair value less costs to sell methodology. Given the functional currency of the entities within the African CGU is US$ the impairment test is undertaken in US$.
Key assumptions used in this calculation were as follows:
(a)	Gold price per ounce used for long-term forecast sale cash flows was US$1,100 for 2010 to 2014, US$900 for 2015 and beyond.
(b)	Production schedule assuming a progressive ramp up during the eight years from 2012 to 2019.
(c)	Total production over the life of the mine of between 2.9 million ounces and 4.8 million ounces (weighted over a number of strategic business cases).

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 20: INTANGIBLE ASSETS (CONTINUED)
Management determined gold prices based on the most recent market commodity price forecasts from a number of recognised financial institutions. Management determined its planned production profile and total life of mine production based on its development activity to date and its current mine and processing plans.
The discount rate is based upon the Company’s weighted average cost of capital estimated using a capital asset pricing model after giving consideration to risks factored into the cash flow forecasts.
The discounted cash flow analysis was based on:
(a)	The real cash flows for each SBP case with varying lives ranging from 8 years to 14 years;

(b)	A real post-tax discount rate of 7%.
Impact of changes to key assumptions
The table below illustrates the impact on impairment test results for changes in key assumptions.

AFRICA
CGU
CHANGE
IN NPV
$M
Increase of real post-tax discount rate by 1%	(67)
Decrease of real post-tax discount rate by 1%	74
Reduction in gold price from 2010 by $100/oz and $200/oz for 2011 - 2014	(136)
Increase gold price from 2014 and beyond by $200 per ounce	173
The declines in NPV noted above do not result in the Consolidated Entity’s recoverable value for the CGU falling below its carrying value.
NOTE 21: AVAILABLE-FOR-SALE FINANCIAL ASSETS
Listed equity securities

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008	2009	2008

At beginning of the year	2.3	2.5	—	—
Additions (1)	—	0.2	—	—
Disposals(2)	(2.1)	—	—	—
Acquired through business combination(3)	—	6.8	—	—
Translation	1.1	(1.8)	—	—
Impairment	—	(3.2)	—	—
Revaluation surplus / (deficit) transfer to Equity	2.9	(2.2)	—	—

At end of the year	4.2	2.3	—	—

(1)	During 2008, the Consolidated Entity acquired 1 million shares of Rex Minerals Limited as consideration for the North Creswick exploration licence.

(2)	During 2009, the Consolidated Entity disposed of its holdings in Rex Minerals Limited and Mount Magnet South NL respectively.

(3)	During 2008, the Consolidated Entity acquired 12 million shares of Mount Magnet South NL and 10.4 million shares of Adamus Resources Limited on acquisition of Equigold Pty Limited (formerly Equigold NL).

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 22: ACCOUNTS PAYABLE & ACCRUED LIABILITIES

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008	2009	2008

CURRENT
Trade creditors and accruals	111.4	102.1	80.7	66.7
Amounts payable to related parties and controlled entities	—	—	63.5	61.6

	111.4	102.1	144.2	128.3

NOTE 23: PROVISIONS

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008	2009	2008

CURRENT
Employee provisions	26.0	18.5	21.5	13.5
Rehabilitation provision	0.9	—	—	—

	26.9	18.5	21.5	13.5

NON CURRENT
Employee provisions	3.0	4.4	2.4	3.9
Rehabilitation provision	30.1	23.6	22.4	15.2
Other provisions(1)	13.4	9.5	—	1.4

	46.5	37.5	24.8	20.5

(1)	Includes an amount of $10.1 million for the following: In attributing value to the potential exploration projects acquired, it has been assumed that through the realisation of these projects the Côte d’Ivoire government will take a 10% stake on any projects that proceed to operate as mining projects. This potential 10% interest has been recognised as an ‘other provision’.
(a)	Current employee provisions relate to the following short-term benefits which are payable within 12 months:

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
Employee provisions current	2009	2008	2009	2008

Annual leave	9.5	8.1	7.5	5.7
Sick leave	1.6	1.4	1.6	1.4
Service bonus	5.0	3.1	5.0	2.9
Short term incentives	6.1	3.3	3.4	2.4
Long service leave current	2.6	1.3	2.5	1.0
Other employee provisions	1.2	1.3	1.5	0.1

	26.0	18.5	21.5	13.5

The service bonus is a scheme whereby some employees contribute 10% of their gross fortnight / monthly salary to the Company and are entitled to receive back their contributions plus a further 10% from the Company where they remain employed for at least two years from the date of contribution.
The short term incentive is an employee performance reward scheme to reward performance during the year. An estimate of payments is provided for during the year. The employee performance is measured and appropriate payments made in the first quarter of the following year.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 23: PROVISIONS (CONTINUED)
(b)	Non-current employee provisions relate to the non-current portion of service bonuses and long-service leave entitlements that are determined in accordance with the requirements for other long-term employee benefits.

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008	2009	2008

Employee provisions non-current
Long service leave	2.0	2.7	1.4	2.2
Service bonus	1.0	1.7	1.0	1.7

	3.0	4.4	2.4	3.9

(c)	Movements in each class of provision, excluding employee provisions, during the financial year are set out below:

	CONSOLIDATED ENTITY			COMPANY
	$M			$M
	2009			2009
	Rehabilitation			Rehabilitation
	provision	Other	Total	provision	Other	Total

Carrying amount at start of year	23.6	9.5	33.1	15.2	—	15.2
- Utilised during the year	(0.1)	—	(0.1)	—	—	—
- additional / (reduction in) provision for changes in estimated cash outflows	(1.7)	—	(1.7)	(3.8)	—	(3.8)
- additional provision due to ground disturbance	1.1	—	1.1	1.1	—	1.1
- change in discount & inflation rate	7.1	—	7.1	6.1	—	6.1
- acquisition of subsidiaries	—	—	—	—	—	—
- interest charge / accretion	4.3	—	4.3	3.8	—	3.8
- reclassed to current asset held for sale	(3.3)	—	(3.3)	—	—	—
- disposal of tenements	(1.4)	—	(1.4)	—	—	—
- transfer to discontinued operation	—	—	—	—	—	—
- onerous contract	—	3.1	3.1	—	—	—
- translation adjustment	1.4	0.8	2.2	—	—	—

Carrying amount at end of year	31.0	13.4	44.4	22.4	—	22.4

Current	0.9	—	0.9	—	—	—
Non-current	30.1	13.4	43.5	22.4	—	22.4

	31.0	13.4	44.4	22.4	—	22.4

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 24: BORROWINGS AND LEASING AGREEMENTS

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008	2009	2008

CURRENT
Borrowings	—	—	—	—
Finance leases (Note 38)	0.7	0.3	—	—

	0.7	0.3	—	—

NON CURRENT
Borrowings	50.0	—	50.0	—
Finance leases (Note 38)	0.2	0.2	—	—

	50.2	0.2	50.0	—

Borrowings
During the year, the Company drew upon a $50m five-year fixed rate interest only loan .
Bilateral bank debt facilities were maintained on a standby basis with a number of banks. There were no borrowings under these facilities. Each of these bilateral facilities contains comparable terms, including a negative pledge against the creation of security over assets (other than under certain exceptions), restriction on the disposal of assets (other than under certain exceptions), and the maintenance of several financial covenants with which the Company and the Consolidated Entity were in compliance throughout the full year.
Finance leases
Subsidiaries of the Company lease plant and equipment under finance leases expiring within 1 – 5 years. Lease liabilities are effectively secured, as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default. Such effective security is permitted under the bilateral bank debt facilities.
NOTE 25: FINANCIAL INSTRUMENTS AND RISK
a) Financial risk management overview
The Consolidated Entity’s activities expose it to a variety of financial risks. The Consolidated Entity has exposure to the following risks from its use of financial instruments:
1.	Credit risk
2.	Liquidity risk
3.	Market risk- consisting of:
•	Foreign exchange risk

•	Interest rate risk

•	Commodity price risk
The Consolidated Entity’s overall risk management programme seeks to minimise the potential adverse effects arising from financial risks on the Consolidated Entity’s financial performance. The Consolidated Entity may use a range of derivative financial instruments to manage risk exposures.
Risk management is centrally managed by Group Treasury which operates under a policy framework that involves overview by senior management and the Board of Directors. Group Treasury identify, quantify, evaluate and where considered prudent, manage financial risks in accordance with established written policies covering specific areas, such as credit risk, foreign exchange risk, interest rate risk, commodity price risk and liquidity risk.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 25: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)
The fair values of financial assets and liabilities, together with carrying amounts shown in the Statements of financial positions are as follows:

	2009		2009
	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	CARRYING		CARRYING
	AMOUNT	FAIR VALUE	AMOUNT	FAIR VALUE

Financial assets
Available for sale financial assets	4.2	4.2	—	—
Receivables	15.2	15.2	26.5	26.5
Cash and cash equivalents	473.5	473.5	404.7	404.7
Derivative financial assets	10.9	10.9	10.9	10.9

Financial liabilities
Derivative financial liabilities	—	—	—	—
Finance lease liabilities	0.9	0.9	—	—
Accounts payable & accrued liabilities	111.4	111.4	144.2	144.2
Deferred settlement payable	—	—	—	—
Borrowings	50.0	50.0	50.0	50.0

	2008		2008
	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	CARRYING		CARRYING
	AMOUNT	FAIR VALUE	AMOUNT	FAIR VALUE

Financial assets
Available for sale financial assets	2.3	2.3	—	—
Receivables	21.4	21.2	21.3	21.3
Cash and cash equivalents	64.7	64.7	47.9	47.9
Derivative financial assets	0.7	0.7	0.7	0.7

Financial liabilities
Derivative financial liabilities	52.4	52.4	—	—
Finance lease liabilities	0.5	0.5	—	—
Accounts payable & accrued liabilities	102.1	102.1	128.3	128.3
Deferred settlement payable	10.8	10.8	—	—
Borrowings	—	—	—	—

The fair value of the Consolidated Entity’s financial instruments are measured based on 3 levels as follows:
Level 1 financial instruments
The fair values of financial instruments traded in active markets are based on quoted prices at balance date.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 25: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)
Level 2 financial instruments
The fair values of financial instruments that are not traded in an active market and are determined by using valuation techniques. Any assumptions used in a valuation technique are based on market conditions existing at balance date.
Level 3 financial instruments
The fair values of financial instruments that are not traded in an active market and cannot be valued using observable market data.
The following tables present the financial assets and liabilities measured at fair value:

2009
CONSOLIDATED ENTITY	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

Financial assets
Available for sale financial assets	4.2	—	—	4.2
Derivative financial assets	10.9	—	—	10.9

Financial liabilities
Derivative financial liabilities	—	—	—	—

2008
CONSOLIDATED ENTITY	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

Financial assets
Available for sale financial assets	2.3	—	—	2.3
Derivative financial assets	0.7	—	—	0.7

Financial liabilities
Derivative financial liabilities	52.4	—	—	52.4

2009
COMPANY	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

Financial assets
Derivative financial assets	10.9	—	—	10.9

2008
COMPANY	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL

Financial assets
Derivative financial assets	0.7	—	—	0.7

b) Credit risk
The Consolidated Entity manages its exposure to credit risk via credit risk management policies which allocate credit limits based on the overall financial strength of the counterparty. Publicly available credit information from recognised providers is utilised for this purpose where available. Credit policies cover exposures generated from the sale of products and the use of derivative instruments. Derivative counterparties are limited to high-credit-quality financial institutions and refining organisations. The Consolidated Entity has approved policies that limit the amount of credit exposure to each counterparty. The Consolidated Entity utilises International Swaps and Derivatives Association agreements with all derivative counterparties in order to manage exposure to credit risk. At balance date, there were no concentrations of credit risk with any counterparties.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 25: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)
The carrying amounts of financial assets (excluding available-for-sale financial assets) recognised in the Statements of Financial Position, and disclosed in more detail in the notes to the financial statements best represent the Consolidated Entity’s maximum exposure to credit risk at the reporting date. In respect to those financial assets and the credit risk embodied within them, the Consolidated Entity holds no collateral security and there are no other significant credit enhancements in respect of these assets. The credit quality of all financial assets that are neither past due nor impaired is appropriate and is consistently monitored in order to identify any potential adverse changes. There are no significant financial assets that have had terms renegotiated that would otherwise, without that renegotiation, have been past due or impaired.
Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and lead to the Consolidated Entity making a financial loss. The Consolidated Entity has exposure to credit risk on all financial assets included in the balance sheet. To help manage this risk the Consolidated Entity:
•	has a policy for establishing credit limits for the entities with which it deals;

•	may require collateral where appropriate; and

•	monitors the overall financial strength of customers through publicly available credit information.
Trade and other receivables consist of a number of customers, predominantly in respect of the Consolidated Entity’s PNG operation as at 31 December 2009. The Consolidated Entity does not have any significant credit risk exposure to a single customer or groups of customers. Ongoing credit evaluation is performed on the financial condition of customers and, where appropriate, an allowance for doubtful debtors is raised.
The following table shows the Consolidated Entity’s trade and other receivables that are exposed to credit risk at balance date:

	PAST DUE BUT NOT IMPAIRED
		NEITHER
		PAST DUE	LESS	BETWEEN	GREATER	PAST DUE
	CARRYING	NOR	THAN 30	30 AND 90	THAN 90	AND
	AMOUNT	IMPAIRED	DAYS	DAYS	DAYS	IMPAIRED
CONSOLIDATED ENTITY	$M	$M	$M	$M	$M	$M

2009
Other amounts receivable from third parties (current)	15.1	13.8	0.3	0.4	0.6	6.0
Other amounts receivable from third parties (non-current)	0.1	—	—	—	0.1	—

2008
Other amounts receivable from third parties (current)	21.0	4.7	0.6	1.0	14.7	4.9
Other amounts receivable from third parties (non-current)	0.4	—	—	—	0.4	—

COMPANY
2009
Other amounts receivable from third parties (current)	26.4	11.1	0.3	0.4	14.6	6.0
Other amounts receivable from third parties (non-current)	0.1	—	—	—	0.1	—

2008
Other amounts receivable from third parties (current)	20.8	1.2	0.6	1.0	18.0	5.0
Other amounts receivable from third parties (non-current)	0.5	—	—	—	0.5

Receivables are carried at original invoice amount less provision made for impairment of these receivables. Collectability of receivables is reviewed on an ongoing basis and a provision for impairment of receivables is established when there is objective evidence that the Consolidated Entity may not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor such as bankruptcy, financial reorganisation, default or delinquency-in-payments (more than 30 days overdue) are considered indicators that the receivable is impaired. There were no changes in the approach to managing credit risk during the year.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 25: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)
c) Liquidity risk
The Consolidated Entity engages in prudent liquidity risk management by maintaining sufficient cash and cash equivalents to meet obligations as they fall due. Group Treasury centrally manages the cash position for the Consolidated Entity on a daily basis, taking account of revenue from commodity sales and required expenditure commitments in various currencies. Surplus funds are invested prudently to maximise interest earnings for periods that take into account expected future commitments.
Group Treasury maintains a rolling cash flow forecast to plan the cash funding requirements for the Consolidated Entity. The forecast is based on the annual budget and updated in line with quarterly forecasts for the Consolidated Entity. The cash flow forecast is used to determine the timing and amount of future funding needs for the Consolidated Entity.
The Consolidated Entity maintains relationships with a number of financial institutions to ensure that any future funding needs can be readily provided for through standby credit facilities.
The table below analyses the Consolidated Entity’s financial liabilities and net-settled derivative financial liabilities, which are allocated into relevant maturity groupings based on the remaining period from the date of the Statements of Financial Position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

					TOTAL	TOTAL
	LESS THAN 1	BETWEEN 1	BETWEEN 2	OVER 5	CONTRACTUAL	CARRYING
CONSOLIDATED ENTITY	YEAR	& 2 YEARS	& 5 YEARS	YEARS	CASH FLOWS	AMOUNT

2009
Accounts payable and accrued liabilities	111.4	—	—	—	111.4	111.4
Finance lease liabilities	0.7	0.2	—	—	0.9	0.9
Derivative financial liabilities	—	—	—	—	—	—
Deferred settlement payable	—	—	—	—	—	—
Borrowings	3.5	3.5	59.8	—	66.8	50.0

2008
Accounts payable and accrued liabilities	102.1	—	—	—	102.1	102.1
Finance lease liabilities	0.3	0.2	—	—	0.5	0.5
Derivative financial liabilities	33.5	18.9	—	—	52.4	52.4
Deferred settlement payable	10.8	—	—	—	10.8	10.8
Borrowings	—	—	—	—	—	—

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 25: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

					TOTAL	TOTAL
	LESS THAN	BETWEEN 1	BETWEEN 2	OVER 5	CONTRACTUAL	CARRYING
COMPANY	1 YEAR	& 2 YEARS	& 5 YEARS	YEARS	CASH FLOWS	AMOUNT

2009
Accounts payable and accrued liabilities	144.2	—	—	—	144.2	144.2
Borrowings	3.5	3.5	59.8	—	66.8	50.0

2008
Accounts payable and accrued liabilities	128.3	—	—	—	128.3	128.3
Borrowings	—	—	—	—	—	—

There were no changes in the approach to managing liquidity risk during the year.
d) Foreign exchange risk
The Consolidated Entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Papua New Guinea kina, the Australian dollar and the West African CFA. All foreign exchange risk is centrally managed through Group Treasury in accordance with the approved policy framework. Revenue and a large proportion of expenditure are denominated in US dollars and the Consolidated Entity is also able to net some foreign exchange exposures resulting in a natural hedge for a portion of foreign currency transactions undertaken. The remainder of known foreign exchange exposures may be managed through the use of derivatives in accordance with the approved policy.
Operations within the Consolidated Entity have a functional currency of either the Australian dollar or the US dollar. Foreign exchange exposures may arise from transactions or balances held in currencies other than the functional currency of the operation or entity within the Consolidated Entity. The Consolidated Entity’s potential currency exposures may arise from:
1.	translational exposure in respect of non-functional currency monetary items

2.	transactional exposure in respect of non-functional currency expenditure and revenues
Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation or entity within the Consolidated Entity are periodically restated to functional currency of the entity, and the associated gain or loss is taken to the income statement.
The Consolidated Entity may use derivative financial instruments to hedge exposure to foreign exchange risk arising from forign currency expenditures. Further details regarding these financial instruments can be found in Note 25(g).

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 25: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)
The following table shows the US dollar equivalent sensitivity of financial assets and liabilities denominated in foreign currencies to a 10% movement in the underlying currency, with all other variables held constant.

		FOREIGN EXCHANGE RISK
CONSOLIDATED ENTITY		-10%		+10%
			PROFIT		PROFIT
	CARRYING		BEFORE		BEFORE
	AMOUNT	EQUITY	TAX	EQUITY	TAX
2009	$M	$M	$M	$M	$M

Australian dollar denominated balances
Cash and cash equivalents	41.5	—	(4.2)	—	4.2
Receivables	3.8	—	(0.4)	—	0.4
Derivative financial assets	6.3	(5.3)	—	5.3
Finance lease liabilities	(0.3)	—	0.0	—	(0.0)
Accounts payable	(25.1)	—	2.5	—	(2.5)

Euro denominated balances
Derivative financial assets	0.6	(6.3)	—	6.3	—
Accounts payable	(0.6)	—	0.1	—	(0.1)

PNG kina denominated balances
Cash and cash equivalents	(0.7)	—	0.1	—	(0.1)
Receivables	12.0	—	(1.2)	—	1.2
Derivative financial assets	0.0	(1.1)	—	1.1	—
Accounts payable	(0.8)	—	0.1	—	(0.1)

CFA franc denominated balances
Cash and cash equivalents	1.5	—	(0.2)	—	0.2
Receivables	0.5	—	(0.1)	—	0.1
Finance lease liabilities	(0.9)	—	0.1	—	(0.1)
Accounts payable	(2.0)	—	0.2	—	(0.2)

Total (decrease) / increase		(12.7)	(3.0)	12.7	3.0

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 25: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

		FOREIGN EXCHANGE RISK
CONSOLIDATED ENTITY		-10%		+10%
	CARRYING		PROFIT		PROFIT
	AMOUNT	EQUITY	BEFORE TAX	EQUITY	BEFORE TAX
2008	$M	$M	$M	$M	$M

Australian dollar denominated balances
Cash and cash equivalents	4.3	—	(0.4)	—	0.4
Receivables	0.1	—	—	—	—
Derivative financial liabilities	(51.7)	5.2	—	(5.2)	—
Finance lease liabilities	(0.5)	—	0.1	—	(0.1)
Accounts payable	(5.4)	—	0.5	—	(0.5)

PNG kina denominated balances
Cash and cash equivalents	1.9	—	(0.2)	—	0.2
Receivables	8.9	—	(0.9)	—	0.9
Accounts payable	(6.1)	—	0.6	—	(0.6)

CFA franc denominated balances
Cash and cash equivalents	0.6	—	(0.1)	—	0.1
Accounts payable	(2.1)	—	0.2	—	(0.2)

Total increase / (decrease)		5.2	(0.2)	(5.2)	0.2

		FOREIGN EXCHANGE RISK
COMPANY		-10%		+10%
	CARRYING		PROFIT		PROFIT
	AMOUNT	EQUITY	BEFORE TAX	EQUITY	BEFORE TAX
2009	$M	$M	$M	$M	$M

Australian dollar denominated balances
Cash and cash equivalents	4.2	—	(0.4)	—	0.4
Receivables	1.8	—	(0.2)	—	0.2
Derivative financial assets	6.3	(5.3)	—	5.3	—
Accounts payable	(4.4)	—	0.4	—	(0.4)

Euro denominated balances
Derivative financial assets	0.6	(6.3)	—	6.3	—

PNG kina denominated balances
Cash and cash equivalents	(0.7)	—	0.1	—	(0.1)
Receivables	12.0	—	(1.2)	—	1.2
Derivative financial assets	0.0	(1.1)	—	1.1	—
Accounts payable	(0.8)	—	0.1	—	(0.1)

Total (decrease) / increase		(12.7)	(1.2)	12.7	1.2

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 25: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

		FOREIGN EXCHANGE RISK
COMPANY		-10%		+10%
			PROFIT		PROFIT
	CARRYING AMOUNT	EQUITY	BEFORE TAX	EQUITY	BEFORE TAX
2008	$M	$M	$M	$M	$M

Australian dollar denominated balances
Cash and cash equivalents	0.5	—	(0.1)	—	0.1
Receivables	0.1	—	—	—	—
Derivative financial liabilities	(51.7)	5.2	—	(5.2)	—
Accounts payable	(5.4)	—	0.5	—	(0.5)

PNG kina denominated balances
Cash and cash equivalents	1.9	—	(0.2)	—	0.2
Receivables	8.9	—	(0.9)	—	0.9
Accounts payable	(6.1)	—	0.6	—	(0.6)

Total increase / (decrease)		5.2	(0.1)	(5.2)	0.1

e) Interest rate risk
The Consolidated Entity’s income and operating cash flows may be exposed to changes in market interest rates. The Consolidated Entity’s interest rate risk may arise from borrowings or investments. Borrowings and investments issued at variable or short-term rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Consolidated Entity to fair value interest rate risk. Investments are normally managed on a short-term basis to align with future funding requirements for the Consolidated Entity.
The following table summarises the sensitivity of the Consolidated Entity’s financial assets and financial liabilities to a 10 basis point increase or decrease in interest rates.

		INTEREST RATE RISK
		-10BPS		+10BPS
			PROFIT		PROFIT
CONSOLIDATED ENTITY	CARRYING		BEFORE		BEFORE
	AMOUNT		TAX		TAX
	$M	EQUITY $M	$M	EQUITY $M	$M

2009
Cash and cash equivalents	473.5	—	(0.4)	—	0.4
Borrowings	(50.0)	—	—	—	—

Total (decrease) / increase		—	(0.4)	—	0.4

2008
Cash and cash equivalents	64.7	—	(0.1)	—	0.1
Borrowings	—	—	—	—	—

Total (decrease) / increase		—	(0.1)	—	0.1

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 25: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

		INTEREST RATE RISK
		-10BPS		+10BPS
			PROFIT		PROFIT
COMPANY	CARRYING		BEFORE		BEFORE
	AMOUNT		TAX		TAX
	$M	EQUITY $M	$M	EQUITY $M	$M

2009
Cash and cash equivalents	404.7	—	(0.4)	—	0.4
Borrowings	(50.0)		—	—	—

Total increase / (decrease)		—	(0.4)	—	0.4

2008
Cash and cash equivalents	47.9	—	(0.0)	—	0.0
Borrowings	—	—	—	—	—

Total increase / (decrease)		—	(0.0)	—	0.0

There were no changes in the approach to managing interest rate risk during the year.
f) Price Risk
The Consolidated Entity is predominantly exposed to gold price risk but there is also some price risk arising from the use of petroleum products and to a lesser extent from the generation of carbon emission reductions. Exposures to other than gold prices are monitored and where it is considered prudent may be managed with financial derivatives in accordance with the approved policy framework.
The Consolidated Entity is also exposed to equity securities price risk because of investments held by the Consolidated Entity and classified on the consolidated Statements of Financial Position as available-for-sale. The Consolidated Entity’s equity investments subject to price risk are investments in publicly traded companies.
The following table summarises the sensitivity of the Consolidated Entity’s financial assets and liabilities to a 10% increase or decrease in the fuel and oil price.

		FUEL AND OIL PRICE RISK
CONSOLIDATED ENTITY & COMPANY		+10%		-10%
	CARRYING		PROFIT		PROFIT
	AMOUNT	EQUITY	BEFORE TAX	EQUITY	BEFORE TAX
2009	$M	$M	$M	$M	$M

Derivative financial asset/(liability)	4.0	5.7	—	(5.7)	—

Total increase / (decrease)		5.7	—	(5.7)	—

There were no changes in the approach to managing price risk during the year.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 25: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)
The following table summarises the sensitivity of the Consolidated Entity’s financial assets and liabilities to a 10% increase or decrease in the price of available for sale financial assets:

		EQUITY PRICE RISK
CONSOLIDATED ENTITY		+10%		-10%
	CARRYING		PROFIT		PROFIT
	AMOUNT	EQUITY	BEFORE TAX	EQUITY	BEFORE TAX
2009	$M	$M	$M	$M	$M

Available-for-sale financial assets	4.2	0.4	—	(0.4)	—

Total increase / (decrease)		0.4	—	(0.4)	—

		EQUITY PRICE RISK
CONSOLIDATED ENTITY		+10%		-10%
	CARRYING		PROFIT		PROFIT
	AMOUNT	EQUITY	BEFORE TAX	EQUITY	BEFORE TAX
2008	$M	$M	$M	$M	$M

Available-for-sale financial assets	2.3	0.2	—	(0.2)	—

Total increase / (decrease)		0.2	—	(0.2)	—

g) Derivative financial instruments

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
DERIVATIVE FINANCIAL INSTRUMENTS	2009	2008	2009	2008

Current assets
- Fuel oil swaps	2.5	—	2.5	—
- Forward currency contracts	6.8	0.4	6.8	0.4

	9.3	0.4	9.3	0.4

Non-current assets
- Fuel oil swaps	1.5	—	1.5	—
- Forward currency contracts	0.1	0.3	0.1	0.3

	1.6	0.3	1.6	0.3

Current liabilities
- Forward commodity contracts	—	33.5	—	—

	—	33.5	—	—

Non-current liabilities
- Forward commodity contracts	—	18.9	—	—

	—	18.9	—	—

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 25: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)
Forward currency contracts have been designated as hedging instruments to hedge the risk of changes in foreign exchange rates for specified capital purchases. Fuel and oil swaps have been designated as hedging instruments to hedge the risk of changes in fuel and oil prices.
The table below analyses the Consolidated Entity’s derivative financial instruments held as at 31 December 2009. The mark to market carrying value is allocated into relevant maturity groupings based on the remaining period at the Statements of Financial Position date to the contractual maturity dates. Foreign currency contracts are settled on a gross basis and fuel and oil swaps are settled on a net basis.

CONSOLIDATED ENTITY	LESS	BETWEEN	BETWEEN		TOTAL
	THAN 1	1 & 2	2 & 5	OVER 5	CARRYING
	YEAR	YEARS	YEARS	YEARS	VALUE

2009
Assets
- Forward currency contracts ($A)	6.3	—	—	—	6.3
- Forward currency contracts (EURO)	0.5	0.1	—	—	0.6

- Fuel oil swaps (metric tonnes)	1.2	0.8	—	—	2.0
- Gas oil swaps (barrels)	1.3	0.7	—	—	2.0

COMPANY
2009
Assets
- Forward currency contracts ($A)	6.3	—	—	—	6.3
- Forward currency contracts (EURO)	0.5	0.1	—	—	0.6

- Fuel oil swaps (metric tonnes)	1.2	0.8	—	—	2.0
- Gas oil swaps (barrels)	1.3	0.7	—	—	2.0

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 25: FINANCIAL INSTRUMENTS AND RISK (CONTINUED)
h) Gold hedge book close out
During the year, the acquired Equigold hedge book was closed out. For the period 1 January 2009 to the time of close out a total of 30,678 ounces were delivered into the hedges and brought to account in the profit or loss. The Equigold hedge losses represent the cumulative difference between the spot price of gold at the time of close out and the spot price at the time of the merger of A$939/oz. The cash hedging loss recognised in the current period of $7.7 million relates to the acquired Equigold hedges pre close-out that have been delivered into during the current period.
Under hedge accounting, the profit or loss on closed-out hedge contracts are to be brought to account at the original designation dates. Accordingly, the current period hedging loss includes $111.0 million of pre-tax non-cash hedging losses in respect of hedge contracts that have been closed out in prior periods. Future periods will continue to report non-cash hedging losses in line with the original designation dates of the closed hedges and these will be brought to account in the profit or loss. The following table provides a summary of the non-cash hedging losses to be booked in future periods for hedge books closed out:

	GROSS PRE-TAX		NET POST-TAX
	NON-CASH HEDGING		NON-CASH HEDGING
	LOSS	TAX EFFECT	LOSS
DESIGNATION YEAR	$M	$M	$M

2010 – 1st half-year	45.6	(13.4)	32.2
2010 – 2nd half-year	43.2	(12.8)	30.4
2011 – 1st half-year	41.3	(12.3)	29.0
2011 – 2nd half-year	2.9	(0.9)	2.0
2012 – 1st half-year	2.9	(0.8)	2.1
2012 – 2nd half-year	2.9	(0.9)	2.0
2013 – 1st half-year	3.0	(0.9)	2.1
2013 – 2nd half year	3.0	(0.9)	2.1

	144.8	(42.9)	101.9

i) Capital management
The Consolidated Entity’s objectives when managing capital are to target an appropriate funding mix that facilitates a maximisation of investment returns for shareholders while at the same time taking into account any factors that may influence the level of debt and equity in the funding mix. These factors include credit market and equity market conditions, shareholder expectations, timing of planned expenditure and the existing cash flow generating capacity of the Group.
The unsecured debt facility is an interest only loan at 7% with a maturity of 5 years. The existing bilateral bank facilities are currently on floating interest and a maturity profile ranging from August 2010 to September 2011, against which $73.4 million has been drawn as at 31 December 2009 in the form of guarantees.
Group Treasury manages capital on the basis of the gearing ratio. This ratio is calculated as total debt divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the consolidated Statements of Financial Position) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.
The target gearing level is reviewed and a recommendation made to the Board on an annual basis or more frequently as required. As at 31 December 2008 the Consolidated Entity gearing ratio was zero. Unsecured bilateral bank debt facilities that were originally established in 2008 remain available in the amount of US$200 million.
During 2009, the establishment and drawdown of the $50 million facility occurred. As a consequence of this change, the Consolidated Entity gearing ratio was 1.5%.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 26: DEFERRED SETTLEMENT PAYABLE

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008	2009	2008

CURRENT
Deferred settlement payable	—	10.8	—	—

	—	10.8	—	—

During 2008 the Consolidated Entity acquired shares previously held by non-controlling interests in the controlled subsidiaries Equigold Mines CI SA and Equigold CI SA. The remaining balance payable at 31 December 2008 represents deferred settlement payable on the acquisition of these shares. This balance was fully paid on 9 January 2009.
NOTE 27: CONTRIBUTED EQUITY

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008	2009	2008

(a) Issued and paid up capital
Ordinary shares
Opening balance	3,080.0	2,319.7	3,080.0	2,319.7
New issues — Mineral Resources Lihir Limited	—	5.2	—	5.2
New issues — Equigold acquisition	—	756.0	—	756.0
New issues — placement and share purchase plan	348.5	—	348.5	—
Less: Transaction costs	(7.6)	—	(7.6)	—
Shares reclassified as treasury shares (1)	—	(0.9)	—	(0.9)

Closing balance	3,420.9	3,080.0	3,420.9	3,080.0

	CONSOLIDATED ENTITY		COMPANY
	NUMBER OF SHARES ’000		NUMBER OF SHARES ’000
	2009	2008	2009	2008

(b) Issued and paid up capital
Opening balance	2,187,140	1,903,912	2,187,140	1,903,912
New issues — placement and share purchase plan	180,543	—	180,543	—
New issues — Mineral Resources Lihir Limited	—	3,284	—	3,284
New issues — Equigold acquisition	—	280,405	—	280,405
Shares reclassified as treasury shares(1)	—	(546)	—	(546)
Treasury shares reclassified as ordinary shares(1)	575	85	575	85

Closing balance	2,368,258	2,187,140	2,368,258	2,187,140

(1)	The treasury restricted executive shares are shares purchased for the LESP (see Note 32). On consolidation, shares held under the LESP are offset against contributed equity.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 27: CONTRIBUTED EQUITY (CONTINUED)
The Company’s securities consist of 2,368,729,935 ordinary shares (including 471,293 restricted executive and 161,527,405 class B shares). Ordinary and restricted executive shares have equal participation and voting rights. Treasury shares are those held by the Company. Treasury Class B shares arose from the merger with Niugini Mining Limited in 2000. These shares confer no voting rights, no rights to participation in dividends, are not transferable and are redeemable at the option of the Company. Subsequent to balance date, LGL redeemed all 161,527,405 class B shares held by Niugini Mining Limited (NML), a wholly owned subsidiary of LGL.
In accordance with the PNG Companies Act 1997, par values are not attributable to shares and there is no authorised capital.
Share placement and share purchase plan
In March and April of 2009, the Company raised $340.9 million (net of transaction costs) through a placement of shares to institutional investors and a share purchase plan. A total of 171.7 million shares were issued through the share placement and a further 8.9 million were issued through the share purchase plan.
Equigold acquisition
In June 2008 under the scheme of arrangement for the merger with Equigold (see Note 31), the Company issued 280.4 million shares with a value of $756 million to Equigold shareholders. The Equigold shareholders received 33 shares in the Company for every 25 Equigold NL shares held.
Mineral Resources Lihir Limited
In March 2008 pursuant to a non-binding heads of agreement dated 28 March 2003 between the State (PNG), Mineral Resources Lihir Limited, LGL and other Lihirian entities, 3.2 million new shares were issued to Mineral Resources Lihir Limited.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 28: RESERVES

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008(1)	2009	2008

(a) Reserves
Foreign currency translation reserve	(9.1)	(124.0)	—	—
Hedging reserve – cash flow hedges	(94.4)	(194.4)	(89.1)	(167.8)
Fair value reserve	1.6	(0.8)	—	—
Employee share based payments reserve	23.2	8.8	23.2	8.8
Landowner share based payments reserve	—	—	—	—
Other reserves	4.5	4.5	—	—

	(74.2)	(305.9)	(65.9)	(159.0)

Movements:

Foreign currency translation reserve
Opening balance	(124.0)	42.6	—	—
Currency translation differences arising during the year	104.6	(154.9)	—	—
Deferred tax	10.3	(11.7)	—	—

	(9.1)	(124.0)	—	—

Hedging reserve – cash flow hedges
Opening balance	(194.4)	(221.9)	(167.8)	(221.8)
Fair value of cash flow hedges	21.4	(32.7)	10.1	0.5
Deferred hedging gains / (losses) transferred to hedging loss expense	118.7	76.7	102.4	76.7
Deferred taxation	(40.1)	(16.5)	(33.8)	(23.2)

	(94.4)	(194.4)	(89.1)	(167.8)

Fair value reserve
Opening balance	(0.8)	0.8	—	—
Fair value of available for sale financial assets	3.0	(2.2)	—	—
Deferred tax	(0.6)	0.6	—	—

	1.6	(0.8)	—	—

Employee share based payments reserve
Opening balance	8.8	3.3	8.8	3.4
Share rights expensed	9.3	4.7	9.3	4.7
Deferred taxation	5.1	0.8	5.1	0.7

	23.2	8.8	23.2	8.8

Landowners share based payments reserve
Opening balance	—	5.2	—	5.2
Shares issued	—	(5.2)	—	(5.2)

	—	—	—	—

Other reserve
Opening balance	4.5	—	—	—
Purchase of non-controlling interests	—	4.5	—	—

	4.5	4.5	—	—

(b) Retained Profits(1)
Movements in (accumulated losses)/retained profits were as follows:
Opening balance	129.8	18.8	121.0	17.9
Net (loss) / profit for the year	(234.0)	111.0	(366.0)	103.1
Paid dividends	(35.5)	—	(35.5)	—

	(139.7)	129.8	(280.5)	121.0

(1)	Restated (refer Note 36)

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 28: RESERVES (CONTINUED)
Nature and purpose of reserves
Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in Note 1(xxxii). The reserve is recognised in profit and loss when the net investment is disposed of.
Hedging reserve — cash flow hedges
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in Note 1(xix). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.
Fair value reserve
Changes in the fair value and exchange differences arising on translation of investments, such as equities, classified as available-for-sale financial assets, are taken to the available-for-sale investments revaluation reserve, as described in Note 1(xviii). Amounts are recognised in profit and loss when the associated assets are sold or impaired.
Employee share based payments reserve
The share-based payments reserve is used to recognise:
•	the fair value of share rights issued to employees but not exercised

•	in the parent entity — the fair value of shares and share rights issued to employees of subsidiaries
Landowner share based payments reserve
The landowner share-based payments reserve is used to recognise:
•	the fair value of shares issued to local landowners
Other reserve
Discount on acquisition of previous non-controlling interests.
NOTE 29: NON-CONTROLLING INTERESTS

	CONSOLIDATED ENTITY
	$M
	2009	2008

Non-controlling interest in Equigold Mines Côte d’Ivoire SA and Equigold Côte d’Ivoire SA
Contributed equity	32.1	32.1
Accumulated loss	(0.4)	(0.2)

Total non-controlling interests	31.7	31.9

Movements in non-controlling interest in retained earnings:
Balance at the beginning of the year	(0.2)	—
Interest in loss after tax	(0.2)	(0.2)

	(0.4)	(0.2)

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 30: INVESTMENTS IN SUBSIDIARIES

NAME OF SUBSIDIARY	% OWNERSHIP INTEREST	COUNTRY OF INCORPORATION

Niugini Mining Limited	100%	Papua New Guinea
Niugini Mining Australia Pty Ltd	100%	Australia
Lihir Management Company Limited	100%	Papua New Guinea
Lihir Business Development Limited	100%	Papua New Guinea
Lihir Services Australia Pty Limited	100%	Australia
Lihir Australian Holdings Pty Ltd	100%	Australia
Ballarat Goldfields Pty Ltd	100%	Australia
New Resource Pty Ltd	100%	Australia
Berringa Resources Pty Ltd	100%	Australia
Ballarat West Goldfields Pty Ltd	100%	Australia
Corpique No. 21 Pty Ltd	100%	Australia
Equigold Pty Limited	100%	Australia
Swindon Holdings Pty Ltd	100%	Australia
Stanmines Pty Limited	100%	Australia
Kim Resources Pty Limited	100%	Australia
Equigold Mines CI SA	90%	Côte d’Ivoire
Equigold CI SA	98%	Côte d’Ivoire
LGL Exploration CI SA	100%	Côte d’Ivoire
LGL Development CI SA	100%	Côte d’Ivoire
LGL Holdings CI SA	100%	Côte d’Ivoire

	CONSOLIDATED ENTITY		COMPANY
	$M	$M	$M
	2009	2009	2009	2008

Opening Balance	—	—	1,370.1	494.0
Additional investments during the year	—	—	82.8	876.1
Provision for impairment	—	—	(549.6)	—

Closing Balance	—	—	903.3	1,370.1

In June 2008 the Consolidated Entity acquired 100% of Equigold Pty Limited (formerly Equigold NL) (“Equigold”). Equigold NL has five subsidiary companies, three of which are wholly owned and incorporated in Australia: Swindon Holdings Pty Ltd, Stanmines Pty Limited (formerly Stanmines NL) (“Stanmines”) and Kim Resources Pty Limited (formerly Kim Resources NL) (“Kim Resources”), and two of which are incorporated in Côte d’Ivoire: Equigold Mines Côte d’Ivoire SA (85% interest) and Equigold Côte d’Ivoire SA (95% interest).
In December 2008 the Consolidated Entity acquired an additional 5% interest in Equigold Mines Côte d’Ivoire SA and 3% interest in Equigold Côte d’Ivoire SA from the respective non-controlling interests.
In June 2009 a provision for impairment of investments in subsidiaries was recorded in the parent entity due to the impairment of the Ballarat operations. Refer note 12.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 31: BUSINESS COMBINATIONS
Prior year business combinations
Equigold NL
In June 2008 the group acquired 100% of Equigold NL (“Equigold”). Equigold has five subsidiary companies, three of which are wholly owned and incorporated in Australia: Swindon Holdings Pty Ltd, Stanmines, and Kim Resources and two of which are incorporated in Côte d’Ivoire: Equigold Mines Côte d’Ivoire SA (85% interest) and Equigold Côte d’Ivoire SA (95% interest).
Under the scheme of arrangement for the merger, Equigold shareholders received 33 shares in the Company for every 25 Equigold shares held.
If the acquisition had occurred on 1 January 2008, consolidated revenue for the year ended 31 December 2008 would have been $819.8 million (compared to $748.6 million).
At 31 December 2008 the fair value of the identifiable assets and liabilities was provisional. In 2009, the acquisition accounting was finalised as follows:

	PROVISIONAL FAIR VALUE
	AS PREVIOUSLY
	REPORTED		FINAL
	US$M	ADJUSTMENTS	US$M

Cash and cash equivalents	14.4		14.4
Receivables	8.3		8.3
Inventories	18.6	(1.0)	17.6
Other assets	0.3		0.3
Deferred mining costs	2.9	(2.9)	—
Property, plant & equipment	745.1	(78.8)	666.3
Intangible Assets	178.5	6.6	185.1
Available for sale financial asset	6.8		6.8
Accounts payable & accrued liabilities	(16.8)		(16.8)
Noncurrent provisions (1)	(23.1)	(0.9)	(24.0)
Derivative financial instruments	(52.8)		(52.8)
Deferred income tax assets / (liabilities)	(188.0)	75.6	(112.4)
Borrowings	(49.0)		(49.0)

Net assets	645.2	(1.4)	643.8

Goodwill arising on business combination	165.2	2.9	168.1
Minority interests	(49.1)	(1.1)	(50.2)

Total cost	761.3	0.4	761.7

(1)	Includes an amount of $10.1 million for the following: In attributing value to the potential exploration projects acquired, it has been assumed that through the realisation of these projects the Côte d’Ivoire government will take a 10% stake on any projects that proceed to operate as mining projects. This potential 10% interest has been recognised as an ‘other provision’.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 31: BUSINESS COMBINATION (CONTINUED)

US$M

Purchase consideration
Shares issued (280,405,288 shares at A$2.87 at rate of US$0.9394 per A$1)	756.0
Direct costs relating to the acquisition	5.7

761.7

Reconciliation to cash flow

YEAR ENDED
31 DECEMBER 2008
US$M
Acquisition of subsidiary net of cash acquired:

Cash balances acquired	14.4
Less: direct cash costs of acquisition (1)	(5.7)

Net cash inflow	8.7

(1)	An additional $0.4 million of direct costs have been attributed to the acquisition since 31 December 2008.
NOTE 32: SHARE BASED PAYMENTS
a) Lihir Executive Share Plan
The Lihir Executive Share Plan (the “LESP”) is an annual incentive plan under which participants are granted a specified number of share rights. The Board has the discretion to invite executives to participate in the LESP. It is the intention of the Board that invitations to participate in the LESP will be extended only to those executives who the Board considers are able to make a meaningful contribution to the longer term performance of the Company and its return to shareholders.
A share right is a right to acquire an ordinary share in the Company for no consideration. Share rights are issued for $NIL consideration. Share rights have no voting rights or right to dividends until vested. The holders of share rights are entitled to participate in bonus share issues. Share rights cannot be transferred and are not quoted on any stock exchange.
For each grant of share rights, the Board will set performance conditions that must be satisfied over a performance period before the share rights will vest. At the end of the performance period, the performance conditions are tested. To the extent that the Board determines the performance conditions have been met, the share rights will vest. Share rights will only be tested against the applicable performance hurdles or conditions once (although the Board reserves to itself the right to retest performance in exceptional circumstances). Where the Board determines that the performance conditions have not been met or only met in part, then all or the balance of share rights subject to that condition shall not vest and will automatically lapse.
Vested share rights will lapse if they are not exercised within 10 years of their effective date of grant. The effective date of grant is the date so specified in the invitation relating to the share rights, or if no such date is specified in the invitation, the actual date of grant of the share rights. Specific rules apply in the event of a participant ceasing employment with the Company or any of its associated companies.
If share rights vest and the participant exercises those rights, the Company is obliged to provide the participant with a corresponding number of Company shares, either by procuring the transfer of shares or issuing new shares. In the case of a transfer, the shares are purchased on-market for the participant and the Company funds the acquisition of shares on his or her behalf.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 32: SHARE BASED PAYMENTS (CONTINUED)
b) Fair value of share rights granted
Where share rights are subject to performance conditions, these conditions include total shareholder return (TSR) metrics. Where the vesting of share rights is subject to performance conditions, in general, the TSR hurdle must be satisfied.
The assessed fair value at grant date of share was independently determined using a Monte Carlo option pricing model, which incorporates market based performance conditions such as total shareholder return.
The model inputs for share rights granted during the year ended 31 December 2009 included:
(a)	Exercise price : $ nil (2008 — $ nil)

(b)	Expected volatility: 55% (2008 — 46.9%)

(c)	Risk-free interest rate: 3.07% (2008 — 6.81%)

(d)	Expected life of right (years): 10 years (2008 — 10 years)

(e)	Weighted average share price at grant date: $2.08 (2008 — $2.98)

(f)	Expected dividend yield: 0% (2008 — 0%)
The expected volatility is based on historic volatility (based on the remaining life of the share rights) adjusted for any expected changes to future volatility due to publicly available information and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The historical Company share price data used to calculate the volatility was obtained from an independent external market data source. A three-year volatility annualised measure was used for the purposes of generating the indicative valuations.
The expected rate of return used in the valuations was set equal to the Commonwealth Government Bond rate with a yield-to-maturity that is equivalent to the performance/vesting period.
c) Summary of movements and other information
Details of share rights granted under the LESP to 31 December 2009 are:

	PER SHARE			NUMBER	NUMBER	NUMBER	NUMBER
	RIGHT			GRANTED	EXERCISED	FORFEITED	ADJUSTED	NUMBER	NUMBER
EXERCISE	INDICATIVE	PERFORMANCE	NUMBER AT	DURING	DURING	DURING	DURING THE	OUTSTANDING	EXERCISABLE
PRICE	VALUE	CONDITIONS	1-JAN-09	PERIOD	PERIOD	PERIOD	PERIOD	AT 31-DEC-09	AT 31-DEC-09

—	2.529	1	33,344	—	—	—	(17,449)	15,895	15,895
—	2.602	2	11,551	—	—	—	(6,386)	5,165	5,165
—	1.928	3	61,429	—	—	—	(32,004)	29,425	29,425
—	1.978	4	61,431	—	—	—	(32,005)	29,426	29,426
—	—	5	6,411	—	—	—	(2,843)	3,568	3,568
—	1.408	6	3,946,875	3,709,419	—	(2,045,510)	—	5,610,784	—
—	1.387	7	3,946,922	3,709,441	—	(2,045,536)	—	5,610,827	—

Total			8,067,963	7,418,860	—	(4,091,046)	(90,687)	11,305,090	83,479

NUMBER EXERCISED	EXERCISE DATE	WEIGHTED AVERAGE PRICE AT EXERCISE DATE
n/a	n/a	n/a

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 32: SHARE BASED PAYMENTS (CONTINUED)
Details of share rights granted under the LESP to 31 December 2008 are:

	PER SHARE			NUMBER	NUMBER	NUMBER
	RIGHT			GRANTED	EXERCISED	FORFEITED		NUMBER	NUMBER
EXERCISE	INDICATIVE	PERFORMANCE	NUMBER AT	DURING	DURING	DURING	OTHER	OUTSTANDING	EXERCISABLE
PRICE$	VALUE	CONDITIONS	1-JAN-08	PERIOD	PERIOD	PERIOD	CHANGES	AT 31-DEC-08	AT 31-DEC-09

—	2.529	1	163,183	—	(114,133)	(46,944)	31,238	33,344	33,344
—	2.602	2	167,192	—	(4,459)	—	(151,182)	11,551	11,551
—	1.928	3	250,763	—	(213,395)	—	24,061	61,429	61,429
—	1.978	4	250,775	—	(213,396)	—	24,052	61,431	61,431
—	—	5	7,603	—	(1,192)	—	—	6,411	6,411
—	1.542	6	1,840,903	2,154,285	—	(48,313)	—	3,946,875	—
—	1.507	7	1,840,928	2,154,307	—	(48,313)	—	3,946,922	—

Total			4,521,347	4,308,592	(546,575)	(143,570)	(71,831)	8,067,963	174,166

The following share rights were exercised during 2008

NUMBER EXERCISED	EXERCISE DATE	WEIGHTED AVERAGE PRICE AT EXERCISE DATE(1)
546,575	23 – 29 Sep 2008	A$2.75

(1)	Purchased over a 7 day period due to restrictions on the volume that could be traded on any one day.
Expenses arising from share-based payment transactions
Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008	2009	2008

Executive share plan	9.3	4.7	1.6	0.9

	9.3	4.7	1.6	0.9

Whilst the equity instruments are issued by the Company, where the employee services are provided to other entities within the Consolidated Entity the expenses are transferred accordingly.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 32: SHARE BASED PAYMENTS (CONTINUED)
The performance conditions attaching to each tranche of share rights are as follows:
1.	Individuals are set key performance indicators (KPI’s) based around the Company’s performance in line with Board policies to raise the long-term value of the Company. The performance conditions were assessed by the Board.
2.	This performance condition was assessed by the Board against changes in the net present value of the Company. This assessment was to have regard to the amount and timing of net expected cash flows, as indicated by reserves, costs and other relevant factors. Certain potential sources of change in the Company’s net present value were not included in the assessment of this performance condition as they have been assessed by the Board to be beyond the individuals’ control and the control of the management team generally.
3.	This performance condition was assessed by the Board by reference to the performance of the:
–	Company’s “total shareholder return” or TSR over the performance period from the VWAP Month Employed until the testing date using the VWAP (volume weighted average share price); and
–	Average “total shareholder return” of the Comparator Group using the Comparator Group’s VWAP for the same time periods as applicable above.
Average Total shareholder return or TSR is, broadly, share price growth and dividends reinvested, excluding the impacts of franking credits and taxations.
4.	This performance condition was assessed to the extent to which the Company’s TSR increased over the performance period using the VWAP Month for each participant as the starting share value for the TSR until the testing date VWAP.
5.	This grant was made to existing participants who held share rights at the time of the 3 for 1 Entitlement offer and were unable to participate in the offer due to trading restrictions leading up to the capital raising. In recognition of Participants in the LESP not being eligible to participate in the Entitlement Offer, the directors resolved that the number of share rights vested for each Participant be adjusted to take into account each Participant’s entitlement to share rights had they been eligible to participate. The grant is subject to the same three year service period restrictions.
6.	This performance measure will be assessed on the extent to which Company’s TSR increases over the performance period compared to growth in the TSX Global Gold Index (“Index”) over the performance period.
7.	This performance measure will be assessed on the extent to which the Company’s TSR increases over the performance period compared to the TSR growth of companies in a comparator group of peers over the performance period.
NOTE 33 RELATED PARTY TRANSACTIONS
Transactions between related parties were made on normal commercial terms and conditions and at market rates. Directors’ interests are outlined in the Directors’ Report.
During the year the Company entered into a $50 million financing facility (as the borrower) with PNG Sustainable Development Program Limited (PNGSDP) (the “Facility”). The Facility is on normal commercial terms and was negotiated on an arms length basis. The Company’s Chairman Professor Garnaut is also the Chairman of PNGSDP, accordingly Professor Garnaut excused himself from all meetings relating to the Facility.

	CONSOLIDATED ENTITY		COMPANY
	$M		$M
	2009	2008	2009	2008

Amounts included in the determination of profit from ordinary activities before taxation that resulted from transactions with related parties:

Lihir Services Australia Pty Ltd supplies management services and bears expenses on behalf of the Company which are subsequently recharged to the Company
- Management fees	—	—	26.5	25.6

Share-based payment to related company	—	—	1.6	0.9

Loans to / (from) related parties
Intercompany payables to subsidiaries are interest free and repayable on demand.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 34: KEY MANAGEMENT PERSONNEL
Directors
The following persons were directors of the Company during the financial year:

(i)	Chairman – Non-Executive
Dr Ross Garnaut

(ii)	Executive Directors
Mr Arthur Hood, Managing Director (resigned 17 January 2010)

(iii)	Non-Executive Directors
Mr Bruce Brook
Dr Peter Cassidy
Dr Michael Etheridge
Lady Winifred Kamit
Mr Geoff Loudon
Mr Alister Maitland
Other key management personnel
The following persons also had authority and responsibility for planning, directing and controlling the activities of the Consolidated Entity, directly or indirectly, during the financial year:

NAME	POSITION	EMPLOYER

Phil Baker(1)	Chief Financial Officer	Lihir Services Australia Pty Ltd

Graham Folland	Executive General Manager, Corporate Development	Lihir Services Australia Pty Ltd

Noel Foley	Executive General Manager, PNG Operations	Lihir Gold Limited

Tim Fry	Executive General Manager, West Africa and Corporate Services	Lihir Services Australia Pty Ltd

Peter Smith	Executive General Manager, Australia and Africa Operations (appointed 1 April 2009)	Lihir Services Australia Pty Ltd

Michael Sullivan	Executive General Manager, Legal & General Counsel (appointed 1 September 2009)	Lihir Services Australia Pty Ltd

(1)	In addition to the role as Chief Financial Officer, Mr Baker was appointed the Chief Executive Officer on 17 January 2010, refer to note 42.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 34: KEY MANAGEMENT PERSONNEL (CONTINUED)
For 2008, in addition to the Directors noted above, the following persons were also key management personnel:

NAME	POSITION	EMPLOYER

Phil Baker	Chief Financial Officer	Lihir Services Australia Pty Ltd

Stuart MacKenzie	Group Secretary and General Counsel	Lihir Services Australia Pty Ltd

Graham Folland	Executive General Manager, Corporate Development	Lihir Services Australia Pty Ltd

Noel Foley	Executive General Manager, PNG Operations	Lihir Gold Limited

Mark Clark	Executive General Manager, West Africa and Corporate Services (appointed 17 June 2008, resigned 31 October 2008)	Lihir Services Australia Pty Ltd

Morgan Hart	Executive General Manager, Australia and Africa Operations (appointed 17 June 2008, resigned 31 December 2008)	Lihir Services Australia Pty Ltd

Tim Fry	Executive General Manager, West Africa and Corporate Services (appointed 1 November 2008)	Lihir Services Australia Pty Ltd
a) Key management personnel compensation

	CONSOLIDATED ENTITY		COMPANY
	$		$
	2009	2008	2009	2008

Short-term employee benefits	5,581,035	4,887,335	3,620,194	3,244,235
Post-employment benefits	220,417	308,711	114,602	189,302
Termination benefits	—	—	—	—
Long-term benefits	75,360	26,517	59,589	19,868
Share-based payments	3,668,618	2,650,240	2,700,599	2,000,215

	9,545,430	7,872,803	6,494,984	5,453,620

b) Equity instrument disclosures relating to key management personnel
Share rights provided as remuneration
Details of share rights provided as remuneration, together with terms and conditions of the share rights, can be found in the remuneration report on pages 9 to 16.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 34: KEY MANAGEMENT PERSONNEL (CONTINUED)
Share right holdings
Details of share rights granted under the LESP are:

	BALANCE AT	EQUITY		FORFEITED/	BALANCE AT
2009	START OF	SETTLED		OTHER	END OF THE	VESTED AND
NAME	THE YEAR	COMPENSATION	EXERCISED	CHANGES	YEAR	EXERCISABLE	UNVESTED

Directors of Lihir Gold Limited
Mr Arthur Hood (resigned 17 January 2010)	3,102,611	1,870,202	—	(1,453,441)	3,519,372	—	3,519,372

Other key management personnel of the Consolidated Entity
Phil Baker	444,497	317,930	—	(206,712)	555,715	45,074	510,641
Noel Foley	382,602	268,059	—	(198,960)	451,701	—	451,701
Graham Folland	329,242	261,825	—	(170,537)	420,530	—	420,530
Tim Fry	—	356,373	—	—	356,373	—	356,373
Peter Smith	—	210,395	—	—	210,395	—	210,395
Michael Sullivan	—	—	—	—	—	—	—

	4,258,952	3,284,784	—	(2,029,650)	5,514,086	45,074	5,469,012

	BALANCE AT	EQUITY		FORFEITED/	BALANCE AT
2008	START OF	SETTLED		OTHER	END OF THE	VESTED AND
NAME	THE YEAR	COMPENSATION	EXERCISED	CHANGES	YEAR	EXERCISABLE	UNVESTED

Directors of Lihir Gold Limited
Mr Arthur Hood	1,667,724	1,649,164	(129,249)	(85,028)	3,102,611	—	3,102,611

Other key management personnel of the Consolidated Entity
Phil Baker	251,786	192,711	—	—	444,497	45,074	399,423
Mark Clark	—	—	—	—	—	—	—
Noel Foley	242,342	183,644	(41,996)	(1,388)	382,602	—	382,602
Graham Folland	204,343	158,705	(33,355)	(451)	329,242	—	329,242
Tim Fry	—	—	—	—	—	—	—
Morgan Hart	—	—	—	—	—	—	—
Stuart MacKenzie	179,821	136,033	(30,989)	—	284,865	—	284,865

	2,546,016	2,320,257	(235,589)	(86,867)	4,543,817	45,074	4,498,743

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 34: KEY MANAGEMENT PERSONNEL (CONTINUED)
Share holdings
The numbers of ordinary shares in the Company held during the financial year by each director of Lihir Gold Limited and other key management personnel of the Consolidated Entity, including their personally related parties, are set out below.

		RECEIVED DURING
	BALANCE AT THE	THE YEAR ON THE			BALANCE AT
2009	START OF THE	EXERCISE OF	OTHER CHANGES		THE END OF
NAME	YEAR	SHARE RIGHTS	DURING THE YEAR		THE YEAR

Directors of Lihir Gold Limited
Dr Ross Garnaut	113,523	—	53,625		167,148
Mr Arthur Hood (resigned 17 January 2010)	517,953	—	1,773		519,726
Mr Bruce Brook	53,334	—	14,396		67,730
Dr Peter Cassidy	44,301	—	1,773		46,074
Dr Michael Etheridge	61,728	—	11,773		73,501
Lady Winifred Kamit	2,667	—	—		2,667
Mr Geoff Loudon	143,840	—	—		143,840
Mr Alister Maitland	80,864	—	1,773		82,637

Other key management personnel of the Consolidated Entity
Phil Baker	22,000	—	1,773		23,773
Graham Folland	83,981	—	—		83,981
Noel Foley	150,566	—	1,773		152,339
Tim Fry	2,457	—	—		2,457
Peter Smith	—	—	10,000		10,000
Michael Sullivan	—	—	—		—

		RECEIVED DURING
	BALANCE AT THE	THE YEAR ON THE			BALANCE AT
2008	START OF THE	EXERCISE OF	OTHER CHANGES		THE END OF
NAME	YEAR	SHARE RIGHTS	DURING THE YEAR		THE YEAR

Directors of Lihir Gold Limited
Dr Ross Garnaut	101,523	—	12,000		113,523
Mr Arthur Hood	353,704	129,249	35,000		517,953
Mr Bruce Brook	33,334	—	20,000		53,334
Dr Peter Cassidy	44,301	—	—		44,301
Dr Michael Etheridge	61,728	—	—		61,728
Lady Winifred Kamit	2,667	—	—		2,667
Mr Geoff Loudon	143,840	—	—		143,840
Mr Alister Maitland	30,864	—	50,000		80,864

Other key management personnel of the Consolidated Entity
Phil Baker	10,000	—	12,000	(1)	22,000
Noel Foley	97,070	41,996	11,500		150,566
Graham Folland	47,651	33,355	2,975	(1)	83,981
Tim Fry	—	—	2,457		2,457
Morgan Hart	1,386,000	—	(389,510)		996,490
Stuart MacKenzie	14,969	30,989	—		45,958

(1)	Adjustment made to prior year movement to reflect correct closing balance as at 31 December 2008.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 34: KEY MANAGEMENT PERSONNEL (CONTINUED)
c) Outstanding balances receivable from key management personnel
The number of employees, not including directors, whose remuneration and benefits exceeded the equivalent of PNG Kina 100,000 for 2009 fall into the following bands:

	NUMBER OF EMPLOYEES
REMUNERATION AND BENEFIT BAND	2009	2008

$ 30,001 - $ 40,000	42	13
$ 40,001 - $ 50,000	99	74
$ 50,001 - $ 60,000	75	55
$ 60,001 - $ 70,000	65	75
$ 70,001 - $ 80,000	82	77
$ 80,001 - $ 90,000	45	55
$ 90,001 - $100,000	43	45
$100,001 - $110,000	30	29
$110,001 - $120,000	39	30
$120,001 - $130,000	30	41
$130,001 - $140,000	33	30
$140,001 - $150,000	31	25
$150,001 - $160,000	22	16
$160,001 - $170,000	17	21
$170,001 - $180,000	17	17
$180,001 - $190,000	18	10
$190,001 - $200,000	10	15
$200,001 - $210,000	12	8
$210,001 - $220,000	4	6
$220,001 - $230,000	5	3
$230,001 - $240,000	4	2
$240,001 - $250,000	2	3
$250,001 - $260,000	1	4
$260,001 - $270,000	2	2
$270,001 - $280,000	1	2
$280,001 - $290,000	1	3
$300,001 - $310,000	7	1
$310,001 - $320,000	—	4
$340,001 - $350,000	2	2
$350,001 - $360,000	2	3
$360,001 - $370,000	1	1
$470,001 - $480,000	1	—
$480,001 - $490,000	1	—
$530,001 - $540,000	2	1
$610,001 - $620,000	1	—
$640,001 - $650,000	1	1
$650,001 - $660,000	—	—
$660,001 - $670,000	—	1
$730,001 - $740,000	—	1
$820,001 - $830,000	1	—

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 35: RETIREMENT BENEFITS
The Company participates in the National Superannuation Fund of Papua New Guinea in respect of its Papua New Guinean employees. The Company contributes to this fund at the statutory rate of 8.4% of salary, and contributions made during the year amounted to $2.2 million (2008: $3.3 million). This is a multi-employer plan, and members’ benefits are in the nature of defined contributions.
NOTE 36: COMPARATIVE RESTATEMENT
Comparative period adjustments to income statement items

	CONSOLIDATED ENTITY
	2008			2008
	$M		PPA(2)	$M
	AS REPORTED	BGF(1)	ADJUSTMENT	AS RESTATED
Revenue	755.6	(7.0)	—	748.6
Cost of sales	(451.3)	7.0	4.5	(439.8)
Exploration expense	(8.5)	0.6		(7.9)
Financial income	7.8	(0.5)	—	7.3
Financial expenses	(0.6)	0.1	—	(0.5)
Income tax expense	(51.8)	(0.9)	(3.9)	(56.6)
Profit from discontinued operation	—	0.7
Other comprehensive income
Foreign currency translation	(127.6)	—	3.6	(124.0)
Hedging	(197.4)	—	3.0	(194.4)
Other	4.4	—	0.1	4.5
		—
Earnings / (loss) per share
- Basic (cents/share)	5.3	—	—	5.2
- Diluted (cents/share)	5.3	—	—	5.2
Continuing operations
- Basic (cents/share)	5.3	—	—	5.2
- Diluted (cents/share)	5.3	—	—	5.2
The EPS and weighted average number of shares calculation for the 2008 financial year have been restated to include the impact of the capital raising undertaken in March 2009 in accordance with accounting standards.
Comparative period adjustments to balance items

	CONSOLIDATED ENTITY
	2008			2008
	$M		PPA(2)	$M
	AS REPORTED	BGF(1)	ADJUSTMENT	AS RESTATED
Current inventories	140.0	—	(1.0)	139.0
Deferred mining costs	259.5	—	(2.5)	257.0
Property, plant and equipment	2,166.2	—	(62.2)	2,104.0
Intangible assets	417.3	—	2.0	419.3
Non-current provisions	(36.8)	—	(0.7)	(37.5)
Deferred income tax liability	(215.2)	—	72.7	(142.5)
Reserves	312.6	—	(6.7)	305.9
Retained earnings	(128.1)	—	(1.7)	(129.8)
Non-controlling interest	(32.0)	—	0.1	(31.9)

(1)	Classification of the Ballarat operation profit and loss for the year ended 31 December 2008 from continuing operation to discontinued operation.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
(2)	Finalisation of the Equigold business combination and subsequent adjustments to the provisional accounting values as illustrated in Note 31, the amortization and tax effect of these final adjustments and translation of these final adjustments to the closing $US rate at 31 December 2008.
NOTE 37: AUDITOR’S REMUNERATION
During the year the following fees were paid or payable for services provided by the auditor of the parent entity and its related practices:

	CONSOLIDATED ENTITY		COMPANY
	$		$
	2009	2008	2009	2008

(a) Assurance services
Audit services
PricewaterhouseCoopers, PNG Firm	235,301	239,420	235,301	239,420
PricewaterhouseCoopers, Other Overseas Firms	941,205	957,680	941,205	957,680

Total remuneration for audit services	1,176,506	1,197,100	1,176,506	1,197,100

Other assurance services
PricewaterhouseCoopers, PNG Firm	—	—	—	—
PricewaterhouseCoopers, Other Overseas Firms	244,204	422,752	244,204	422,752

Total remuneration for other assurance services	244,204	422,752	244,204	422,752

Total remuneration for assurance services	1,420,710	1,619,852	1,420,710	1,619,852

(b) Taxation services
PricewaterhouseCoopers	151,350	141,453	94,349	141,453

Total remuneration for taxation services	151,350	141,453	94,349	141,453

NOTE 38: CAPITAL AND LEASING COMMITMENTS
Operating lease commitments
Non-cancellable operating lease commitments contracted for at balance date but not yet incurred are as follows:

	CONSOLIDATED ENTITY		COMPANY
	$		$
	2009	2008	2009	2008

Payable
- not later than one year	1.6	2.2	—	1.3
- later than one year but not later than 2 years	1.8	0.9	—	—
- later than two years but not later than 5 years	5.9	1.2	—	—
- later than 5 years	12.1	0.1	—	—

	21.4	4.4	—	1.3

The major operating leases relate to corporate building leases of $21.4 million through to 2019.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 38: CAPITAL AND LEASING COMMITMENTS (CONTINUED)
Finance lease commitments

	CONSOLIDATED ENTITY		COMPANY
	$		$
	2009	2008	2009	2008

Payable
- not later than one year	0.7	—	—	—
- later than one year but not later than 2 years	0.3	—	—	—

Total minimum lease payments	1.0	—	—	—

Future finance charges	(0.1)	—	—	—

Total finance lease liability	0.9	—	—	—

Representing lease liabilities:
Current	0.7	—	—	—
Non-current	0.2	—	—	—

	0.9	—	—	—

Capital expenditure commitments

	CONSOLIDATED ENTITY		COMPANY
	$		$
	2009	2008	2009	2008

Capital expenditure commitments contracted for:
Payable – not later than one year	269.5	83.7	213.1	74.0
Payable – not later than two year	45.1	13.2	88.7	13.2
Payable – not later than three years	20.0	—	20.0	—

	334.6	96.9	321.8	87.2

The major items of capital commitment for 2009 are: Lihir Island: ($151.6 million for the Million Ounce Plant Upgrade project), Lihir Island: ($170.2 million for other equipment purchases), Bonikro: ($12.2 million the resource drilling program and other equipment).
The major items of capital commitment for 2008 were: Lihir Island: ($82.4 million for the Million Ounce Plant Upgrade project), Lihir Island: ($4.9 million for other equipment purchases), Ballarat: ($4.9 million water purification plant and tailings storage upgrade and $1.2 million other equipment purchases), Bonikro: ($2.8 million dump trucks and other equipment).

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 39: CONTINGENT LIABILITIES AND CONTINGENT ASSETS
Contingent liabilities
A Charge and Summons has been issued against Ballarat Goldfields Pty Ltd (“BGF”) being an action commenced by the Victorian Workcover Authority (“VWA”) arising from a rock fall incident which occurred in the Ballarat gold mine on 19 November 2007 and which is being heard in the Magistrates’ Court of Victoria at Ballarat. The Charge is being defended by BGF. Where the matter is heard in the Magistrates’ Court, the maximum penalty for a guilty finding is a fine of $275,300 per offence. If BGF’s defence is unsuccessful or a guilty plea is entered, the court may order BGF to pay the prosecution’s costs.
Following the end of the financial year, a second Charge and Summons has been issued against BGF being an action commenced by the VWA arising from the death of a roller plant operator (not a BGF employee) which occurred at the Ballarat gold mine on 11 December 2008. The Charge and Summons, alleging seven offences under the Occupational Health and Safety Act 2004 (Vic), has been issued in the Magistrates’ Court of Victoria at Ballarat however will be heard in the County Court. The charges will be defended by BGF. Where the matter is heard in the County Court, the maximum penalty for a guilty finding is a fine of $1,020,780 per offence.
The Entity has a number of bank guarantees in favour of various government agencies, service providers and a major supplier for the MOPU project. The total nominal amount of these guarantees at 31 December 2009 is US$73.4 million (2008: $11.2 million).
Contingent assets
As a result of the sale of Highlake Resources NL which held tenements at Campbelltown, Maryborough & Dunolly during 2004, BGF is entitled to receive a 1% royalty of any gold recovered from these tenements at no future cost to Ballarat.
Under an Asset Sale Agreement between Equigold Pty Ltd (“EQI”) and Mount Magnet South NL (“MMS”) dated 13 March 2009 for the sale by EQI of the Kirkalocka processing plant and related assets to MMS, EQI is to be paid $1,000,000 on the first to occur of:
•	gold production commencing (in any quantity) from the Kirkalocka processing plant; and

•	MMS entering into any unconditional dealing or agreement to deal (including sale, lease, mortgage or other Encumbrance) in relation to the Kirkalocka processing plant (whether in whole or in part), or any such dealing or agreement becoming unconditional.
The Mining Development Contract dated 17 March 1995 (MDC) for the Lihir Gold Project made provision that the maximum rate of import duty for items for the project would not exceed an average rate of duty for a defined “basket” of items. Since the start of the MOPU project the “basket” rate has not been applied to imports relating to the project. Although the PNG Treasury department acknowledges that the reduced “basket” rate is to be applied to imports the PNG government has not gazetted the rate as yet and customs officers are therefore not applying this to the MOPU imports. Import duty of $1.3 million overpaid as a result of a higher import duty being applied would be refundable if the “basket” rate is gazetted.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 40: EARNINGS PER SHARE
The number of ordinary shares has been based on the weighted average number of ordinary shares on issue during the year.

	CONSOLIDATED ENTITY		COMPANY
	$		$
	2009	2008(1)	2009	2008

Net profit / (loss) attributable to ordinary shareholders from continuing operations	178.7	110.1	(366.0)	103.1
Net (loss) / profit attributable to ordinary shareholders from discontinued operations	(412.9)	0.7	—	—

	(234.2)	110.8	(366.0)	103.1

Weighted average number of ordinary shares (millions)	2,388.9	1,965.1	2,388.9	1,965.1
Basic EPS (cents/share) – continuing operations	7.5	5.6	(15.3)	5.2
Basic EPS (cents/share) – discontinued operations	(17.3)	—	—	—
Basic EPS (cents/share) – total	(9.8)	5.6	(15.3)	5.2

Diluted number of ordinary shares (millions)	2,403.1	1,968.3	2,403.1	1,968.3
Diluted EPS (cents/share) – continuing operations	7.4	5.6	(15.2)	5.2
Diluted EPS (cents/share) – discontinued operations	(17.1)	—	—	—
Diluted EPS (cents/share) – total	(9.7)	5.6	(15.2)	5.2

Reconciliation of weighted average number of ordinary shares

	2009	2008	2009	2008

Weighted average number used in calculating basic earnings per share (in millions)	2,388.9	1,965.1	2,388.9	1,965.1

Adjustments for calculation of diluted earnings per share:
Contingently issuable shares	—	—	—	—
Effect of share rights on issue	14.2	3.2	14.2	3.2

Weighted average number used in calculating diluted earnings per share (in millions)	2,403.1	1,968.3	2,403.1	1,968.3

(1)	Restated (refer Note 36)
NOTE 41: DIVIDENDS PER SHARE
Dividends paid or declared by the Company to shareholders since the end of the previous financial year were as follows:

	CENTS PER	TOTAL AMOUNT
	SHARE	$M

Declared and paid during 2009
Interim 2009 ordinary (record date 9 November 2009)	1.5	35.5

		35.5

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
NOTE 42: SUBSEQUENT EVENTS
On January 17, 2010, the Board of Directors accepted the resignation of the company’s Chief Executive Arthur Hood. Mr Hood stood down immediately and Chief Financial Officer, Phil Baker, has been appointed as interim CEO pending a global search for a new Chief Executive. The terms of Mr Baker’s appointment are set out on page 14.
Mr Hood’s termination package includes a cash payment of A$2.3 million and 3.5 million share rights previously awarded. Mr Hood elected to retain his 2009 share rights for their three year term and to receive the cash equivalent of his pro-rata 2008 share rights. The extent to which his 2009 share rights will vest will remain subject to company performance in accordance with the terms of the shareholder-approved executive share plan. In addition, Mr Hood will receive a cash payment of A$1.3 million in lieu of share rights that he would have been entitled to in the current year, had his contract run its full term.
In accordance with the company’s constitution and the PNG Companies Act, LGL redeemed all 161,527,405 class B shares previously held by Nuigini Mining Limited (NML), a wholly owned subsidiary of LGL. The class B shares represented NML’s shareholding in LGL at the time LGL acquired NML by way of scheme of arrangement in February 2000 when the ordinary shares held by NML in LGL were reclassified as class B shares. The class B shares were unlisted and have been redeemed for a payment of Kina 16,152.75 (approximately $6,150) from LGL to NML.
The Company declared a final dividend of 1.5 cents per ordinary share on 18 February 2010. The record date for this dividend was 25 February 2010.

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
DIRECTORS’ DECLARATION
In the opinion of the directors:
1.	The financial statements and notes of the Company and of the Consolidated Entity:

(a)	comply with International Financial Reporting Standards and other mandatory professional reporting requirements; and,

(b)	give a true and fair view, in all material respects, of the financial position as at 31 December 2009 and performance of the Company and the Consolidated Entity for the year ended on that date; and are in accordance with the Papua New Guinea Companies Act 1997.

2.	There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
The Directors in making this declaration have received appropriate certification from the Chief Executive Officer and Chief Financial Officer.
On behalf and in accordance with a resolution of the board,

Ross Garnaut	Bruce Brook
Chairman	Director

18 February 2010	18 February 2010

PricewaterhouseCoopers
ABN 52 780 433 757

6th Floor Credit House
Cuthbertson Street
PO Box 484
PORT MORESBY
PAPUA NEW GUINEA
Telephone (675) 321 1500
Facsimile (675) 321 1428
Website: www.pwc.com.pg
Independent auditor’s report to the shareholders of Lihir Gold Limited
Report on the financial report and the remuneration disclosures contained in the directors’ report
We have audited the accompanying financial report of Lihir Gold Limited (the Company), which comprises the statements of financial position as at 31 December 2009, and the statements of comprehensive income, statements of changes in equity and statements of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes, and the directors’ declaration for both Lihir Gold Limited and the Lihir Gold Limited Group (the consolidated entity). The consolidated entity comprises the Company and the entities it controlled at the year’s end or from time to time during the financial year.
We have also audited the remuneration disclosures contained in the directors’ report under the heading “Remuneration Report”.
Directors’ responsibility for the financial report and the remuneration disclosures contained in the directors’ report
The directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with International Financial Reporting Standards, other generally accepted accounting practice in Papua New Guinea and with the requirements of the Papua New Guinea Companies Act 1997. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
The directors of the Company are also responsible for the remuneration disclosures contained in the directors’ report.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with International Standards on Auditing. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material

Independent auditor’s report to the shareholders of Lihir Gold Limited (continued)
misstatement. Our responsibility is also to express an opinion on the remuneration disclosures contained in the directors’ report based on our audit.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors’ report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors’ report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors’ report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors’ report.
Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.
Our audit did not involve an analysis of the prudence of business decisions made by directors or management.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.
Auditor’s opinion
In our opinion:
(a)	the financial report of Lihir Gold Limited is in accordance with the Papua New Guinea Companies Act 1997, including:
(i)	giving a true and fair view of the Company’s and consolidated entity’s financial position as at 31 December 2009 and of their performance for the year ended on that date; and

(ii)	complying with International Financial Reporting Standards and other generally accepted accounting practice in Papua New Guinea.
Report on the remuneration disclosures contained in the directors’ report
In our opinion, the remuneration disclosures contained in the directors’ report has been prepared in accordance with section 300A of the Australian Corporations Act 2001.

Independent auditor’s report to the shareholders of Lihir Gold Limited (continued)
Matters relating to the electronic presentation of the audited financial report
This auditor’s report relates to the financial report and remuneration disclosures contained in the directors’ report of the Company for the year ended 31 December 2009 included on Lihir Gold Limited’s website. We have not been engaged to report on the integrity of this website. The auditor’s report refers only to the financial report and the remuneration disclosures contained in the directors’ report named above. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements or the remuneration disclosures contained in the directors’ report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report and remuneration disclosures contained in the directors’ report to confirm the information included in the audited financial report and remuneration disclosures contained in the directors’ report presented on this website.
Report on other legal and regulatory requirements
The Papua New Guinea Companies Act 1997 requires that in carrying out our audit we consider and report to you on the following matters. We confirm that:
a)	in our opinion proper accounting records have been kept by the Company, so far as appears from our examination of those records;

b)	we have obtained all the information and explanations we have required; and

c)	in conducting our audit we followed applicable independence requirements of the Certified Practising Accountants Papua New Guinea.
PricewaterhouseCoopers

Brett Entwistle	18 February 2010
Partner
Registered under the Accountants Act 1996
Port Moresby

PricewaterhouseCoopers
6th Floor Credit House
Cuthbertson Street
PO Box 484
PORT MORESBY
PAPUA NEW GUINEA
Website: www.pwc.com.pg
Telephone (675) 321 1500
Facsimile (675) 321 1428
Auditors’ Independence Declaration
As lead auditor for the audit of Lihir Gold Limited for the year ended 31 December 2009, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.
This declaration is in respect of Lihir Gold Limited and the entities it controlled during the period.
PricewaterhouseCoopers

Brett Entwistle	Port Moresby
Partner	18 February 2010

LIHIR GOLD LIMITED ARBN 069 803 998	Financial Statements for the year ended 31 December 2009
FURTHER INFORMATION
Contact for investor information:

Joe Dowling	Joel Forwood
GM Corporate Affairs	Manager Investor Relations
Tel: + 61 7 3318 3308	Tel: +61 7 3318 3331
Mobile: +61 421 587 755	Mobile: + 61 438 576 579
Email: joe.dowling@LGLgold.com	Email: joel.forwood@LGLgold.com
Web site: www.LGLgold.com
Shareholder Enquiries:
Queries related to share registry matters should be directed to:
Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152
Website: www.computershare.com
E-mail:    web.queries@computershare.com.au
ADR Depository:
The Bank of New York
Depositary Receipts Division
101 Barclay St 22nd Floor
New York NY 10286 USA

Tel:	+1 212 815 3700
Fax:	+1 212 571 3050
Website:	www.adrbny.com
Principal Office
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
Corporate Office:
Level 9, 500 Queen Street
Brisbane, Queensland 4000
Australia
Stock Exchange Listings
Australian Stock Exchange (LGL)
Nasdaq National Market (LIHR)
Port Moresby Stock Exchange (LHG)
Toronto Stock Exchange (LGG)
Issued Capital
The current ordinary issued capital of the company is 2,368,729,935 ordinary shares (including 471,293 restricted executive shares).
Directors
Ross Garnaut — Chairman
Bruce Brook
Peter Cassidy
Michael Etheridge
Winifred Kamit
Geoff Loudon
Alister Maitland
Group Secretary
Stuart MacKenzie
Forward looking statements
Certain information contained in this document, including any information as to LGL’s future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by LGL, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Australian dollar or PNG Kina versus the U.S. dollar); fluctuations in the spot and forward price of gold or other commodities; changes in interest rates that could impact the mark to market value of outstanding derivative instruments; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Papua New Guinea, Australia, or other countries in which LGL does or may carry on business in the future; business opportunities that may be presented to, or pursued by, LGL; LGL’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in LGL’s credit rating; and disputes over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, geothermal events, unusual or unexpected rock formations, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect LGL’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, LGL. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements contained in this Document are qualified by these cautionary statements. Specific reference is made to LGL’s most recent Form 20-F on file with the US Securities and Exchange Commission for a discussion of some of the factors underlying forward-looking statements.
LGL expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.
Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-26860, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.